Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

between

SILICON LABORATORIES INC.,

as the Seller

and

SKYWORKS SOLUTIONS, INC.,

as the Buyer

Dated as of April 22, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Page

EXHIBITS:

Exhibit A –	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B –	Form of Intellectual Property License Agreement
Exhibit C –	Form of Transition Services Agreement
Exhibit D –	Form of Electronic Delivery Certificate
Exhibit E –	Buyer R&W Insurance Policy
Exhibit F –	Austin Office Lease
Exhibit G –	Equipment Lease
Exhibit H –	Technology License Agreement
Exhibit I –	Singapore Test Floor Lease

SCHEDULES:

Disclosure Schedules

Schedule 1.1A –	Business Employees
Schedule 1.1B –	Planned Products
Schedule 1.1C –	Released Products
Schedule 1.1D –	Key Employees
Schedule 1.1E –	Seller Knowledge Individuals
Schedule 1.1F –	Required Antitrust Approvals
Schedule 6.1(a) –	Allocation Exhibit

-iv-

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of April 22, 2021 (this “Agreement”), between Silicon Laboratories Inc., a Delaware corporation ( “Seller”), and Skyworks Solutions, Inc., a Delaware corporation ( “Buyer”).

RECITALS

A.       Seller, through itself or one or more Affiliates (any such Affiliate that owns or holds any other interest in any Transferred Assets, is the obligor of any Assumed Liabilities or employs a Business Employee, together with Seller, each a “Seller Party”) is engaged in the Business at various locations around the world.

B.       Seller wishes to sell, and cause the Seller Parties to sell, to Buyer or one or more of its Affiliates (any such Affiliate that purchases Transferred Assets or assumes Assumed Liabilities, together with Buyer, each a “Buyer Party”), and Buyer wishes to purchase, or to cause another Buyer Party to purchase, from the Seller Parties, the Transferred Assets, and in connection therewith, the Buyer Parties are willing to assume the Assumed Liabilities, all upon the terms and subject to the conditions set forth herein.

C.       Concurrently with the execution and delivery of this Agreement, the Key Employees have entered into offer letter agreements with a Buyer Party (the “Employment Agreements”), which agreements shall become effective at the Closing and shall be null and void if this Agreement is terminated.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1            Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, investigation, subpoena, litigation, mediation, charge, complaint, administrative enforcement proceeding, arbitration or other proceeding by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, provided, that Affiliate shall not include any (i) direct or indirect equityholder of any Person that owns less than 50 percent of the equity interests in such Person or (ii) any other Persons in which such equityholders own equity or debt interests.

“Ancillary Agreements” means the Bill of Sale and Assignment and Assumption Agreements, the Intellectual Property License Agreement, the Intellectual Property Assignments, the Transition Services Agreement, the Austin Office Lease, the Equipment Lease, the Singapore Test Floor Lease and the Technology License Agreement.

“Austin Office Lease” means the agreement in the form of Exhibit F hereto.

“Bill of Sale and Assignment and Assumption Agreement” means one or more bill of sale and assignment and assumption agreements with a Seller Party substantially in the form of Exhibit A hereto, with such changes as Seller and Buyer may agree are appropriate under local Law or practice for transfers of Transferred Assets or Assumed Liabilities outside of the United States.

“Books and Records” means the originals (except that where originals are not available, where required for a Seller Party to retain the originals under applicable Law, or where Books and Records relate only in part to the Business and in part to the Excluded Assets or Excluded Liabilities, in each such case only copies of all such Books and Records shall be provided (and such copies may be redacted by Seller to exclude Confidential Information unrelated to the Business)) of the Seller Parties’ books, records and files (whether in hardcopy or electronic format and whether stored in network facilities or otherwise), to the extent necessary to the operation of the Business or the Transferred Assets as contemplated to be operated after the Closing or to the extent primarily related to the operation of the Business, the Transferred Assets or the Assumed Liabilities, including (i) advertising and promotional materials, trade show materials, product packaging materials; (ii) training materials and operating records for the Released Products; (iii) employment records, personnel files, payroll records, and, as applicable, immigration records and filings for all Transferred Employees (who provide their written consent to transfer of their information upon request of a Seller Party, to the extent such consent is required by applicable Law); (iv) Prosecution History Files and other documentation or materials related to the ownership, validity or enforceability of the Transferred Intellectual Property including assignment agreements and/or evidence of conception, reduction to practice, use in commerce, or authorship; (v) lists of present and former suppliers or vendors, supplier and vendor mailing lists and contact information, catalogs; and (vi) lists of present and former customers, information concerning customer contacts, customer sales records for the preceding two years, customer technical characteristics, service manuals, user frequently asked questions, release notes, warranty information, and other information reasonably required for ongoing customer relationships, but in each case of (i) through (vi) excluding any such items to the extent they are specifically included in the Excluded Assets or Excluded Liabilities. The term “Books and Records” does not include Technology.

“Business” means the designing, developing, researching, manufacturing, assembling, testing, marketing, selling, supporting, and maintaining of the Business Products.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Austin, Texas or Irvine, California.

“Business Employees” means all individuals employed by the Seller Group immediately prior to the Closing Date who are listed on Schedule 1.1A, including those individuals listed on such Schedule 1.1A on an employer-approved leave of absence who return to work within twelve months following the Closing Date.

“Buyer Group” means Buyer and its controlled Affiliates.

“Business Products” means the Planned Products and the Released Products.

“Buyer Material Adverse Effect” means any event, change, occurrence or effect that would reasonably be expected to prevent, materially delay or materially impede the performance by the Buyer Parties of their obligations under this Agreement or the Ancillary Agreements to which any of them will be a party or the consummation of the transactions contemplated hereby or thereby.

“Buyer R&W Insurance Policy” means those buyer-side representations and warranties insurance policies that Buyer binds as of the date of this Agreement in respect of this Agreement and any Indemnification Ancillary Agreement, provided that payment of any premium and other costs under such policies shall be Buyer’s sole responsibility. Copies of the binders and draft policy forms attached thereto are attached hereto as Exhibit E.

“Cap” means an aggregate amount equal to $9,625,000.

“Cause” means, with respect to any Transferred Employee, a determination by Buyer or by the appropriate management personnel of the Business that any of the following acts or events exists or has occurred with respect to a Transferred Employee: (a) the Transferred Employee’s deliberate dishonesty that is significantly detrimental to the best interests of the Buyer (or any Subsidiary or Affiliate of Buyer); (b) conduct by the Transferred Employee constituting an act of moral turpitude; (c) the Transferred Employee’s willful disloyalty to Buyer (or any Subsidiary or Affiliate of Buyer) or refusal or failure to obey the lawful directions of Buyer (or any Subsidiary or Affiliate of Buyer), the management personnel of the Business, or the Transferred Employee’s direct supervisor; or (d) the Transferred Employee’s substantial or continuing inattention to or neglect of duties assigned to the Transferred Employee.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Product” means any standalone products that perform the same or similar functions as the Business Products.

“Competing Transaction” means any transaction whereby any Person proposes to, or would, acquire, license, lease or otherwise obtain any ownership rights with respect to all or any portion of the Transferred Assets or the Business (in each case, whether by merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, spin off, sale of stock, sale of assets or otherwise), other than (a) the sale of Inventory in the ordinary course of business; or (b) the non-exclusive license of Intellectual Property in the ordinary course of business consistent with past practices. “Competing Transaction” shall not include any of the following transactions as long as such transactions would not result in the loss of any material rights of Buyer under this Agreement: (i) a merger, consolidation, share exchange, business combination or other similar transaction of or by Seller involving all or substantially all of Seller’s assets on a consolidated basis; (ii) the acquisition by any Person of a majority of Seller’s issued and outstanding voting equity interests; or (iii) the sale, lease, transfer or other disposition of all or substantially all of the assets of Seller on a consolidated basis that do not constitute Transferred Assets.

“Contract” shall mean any contract, obligation, instrument, undertaking, mortgage, license, purchase order, indenture, loan agreement, note, bond, guarantee, assignment, lease, deed, obligation, understanding or other agreement, commitment or undertaking of any nature, in each case, whether written or oral, and any amendment, renewal, replacement or supplement thereto.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“Credit Agreement” mans the Credit Agreement, dated July 31, 2012, by and among Seller, certain Subsidiaries of Seller, certain banks and financial institutions from time to time party thereto and Bank of America, N.A., as the original administrative agent, as amended, modified, extended, restated, replaced, or supplemented from time to time.

“Debt Commitment Letter” means the commitment letter between Buyer and JPMorgan Chase Bank, N.A., dated the date hereof, as amended, supplemented or replaced in compliance with this Agreement, pursuant to which the financial institutions party thereto have agreed, subject only to the Financing Conditions set forth therein, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated by this Agreement and the Ancillary Agreements.

“Debt Financing Documents” means the definitive agreements related to the Financing.

“Delayed Employees” means Business Employees whose employment is not eligible to be transferred to Buyer or an Affiliate of Buyer at the Closing as a result of (i) requirements under applicable Law or (ii) a delay in transferring or obtaining a visa or similar permit in order to work for Buyer or an Affiliate of Buyer.

“Dispute Resolution Council” means a council to be established solely for purposes of resolving any disputes or controversies between the parties hereto pursuant to Section 5.8(j) comprised of one member designated by Buyer (VP or higher) and one member designated by Seller (SVP or higher), which designations shall be made, and the council established, promptly following submission by either party of a dispute or controversy to the Dispute Resolution Council pursuant to Section 5.8(j).

“Electronic Delivery” means the delivery by electronic means of the Electronic Intellectual Property Assets that are in electronic format via remote transfer as mutually agreed between the parties; provided that Buyer will in no event obtain possession or ownership of any tangible personal property (such as computers, servers, hard drives, storage media, cloud storage accounts, or other devices) on which any of the Electronic Intellectual Property Assets or copies thereof are located or stored unless they are otherwise included in the Transferred Assets.

“Electronic Delivery Certification” means the electronic delivery certificate in substantially the form attached hereto as Exhibit D.

“Employee Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all formal written plans (whether or not subject to ERISA) and all other compensation and benefit plans, Contracts, policies, programs, trust funds, arrangements or payroll practices of the Seller Parties (other than routine administrative procedures) in which any Business Employee participates or that is sponsored, established, maintained, contributed to, or required to be contributed to by any of the Seller Parties on behalf of a Business Employee (or their dependents), including all pension, profit sharing, savings and thrift, bonus, stock bonus, stock option or other stock purchase, restricted stock, employment, commission, change-of-control, cash or equity-based incentive or deferred compensation, severance pay and medical and life insurance plans, employee loan, fringe benefit, insurance, welfare, post-retirement health or welfare, health, medical, life, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, restrictive covenant and other benefit plans, Contract, policies, programs, trust funds, or arrangements in which any of the Business Employees or their dependents participate, in each case, whether formal or informal, oral or written, funded, unfunded, insured or self-insured; provided, however, that any offer letter or employment agreement that (i) provides for “at-will” employment and does not contain any notice, severance or change-of-control provisions or (ii) under which an employee is only entitled to statutory notice and/or severance shall not be considered an Employee Plan.

“Encumbrance” means any charge, claim, mortgage, lien, option, pledge, encumbrance, right of first offer or refusal, preemptive right or usage right, security interest, ownership interest or other similar restriction.

“Equipment Lease” means the agreement in the form of Exhibit G hereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes or included any of the Seller Parties, or that is, or was at the relevant time, a member of the same “controlled group” as any of the Seller Parties pursuant to Section 4001(a)(14) of ERISA.

“Excluded Taxes” means any (i) Taxes arising out of or relating to the Seller Parties’ (or any Seller Party Affiliate’s) ownership or operation of the Business or that are imposed with respect to the Business or Transferred Assets that are attributable to a Pre-Closing Tax Period (including any such Taxes imposed on any Buyer Party as a transferee or successor as a result of the transactions contemplated by this Agreement and any Taxes that are the Liability of Seller pursuant to ARTICLE VI), and (ii) any Transfer Taxes for which the Seller Parties are responsible pursuant to Section 6.4. For the avoidance of doubt, any Transfer Tax for which Buyer is liable pursuant to Section 6.4 shall not be an Excluded Tax.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter and the permanent financing described in the Debt Commitment Letter.

“Financing Conditions” means the conditions precedent to obtaining the financing set forth in the Debt Commitment Letter.

“Financing Sources” means the Persons that have committed to provide any portion of any Financing or have otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with any Financing (other than Buyer or any of its Subsidiaries), including the agents, arrangers and lenders that are parties to the Debt Commitment Letter (including the agents, arrangers and lenders party to any joinder agreements, or any similar agreement pursuant to which the Debt Commitment Letter is modified, supplemented, extended or replaced to add agents, arrangers, lenders or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date hereof, entered into in connection therewith), together with their respective Affiliates and their and their respective Affiliates’ Representatives, trustees, shareholders, members and controlling persons and the respective successors and assigns of any of the foregoing.

“Fraud” means any actual and intentional fraud causes of action that require as an element an intent to deceive or scienter, but not any type of fraud cause of action based on negligence or any similar constructive knowledge element, in the making of the representations and warranties set forth in ARTICLE III.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Governmental Authority” means any United States or non-United States national, federal, state or local, or supranational governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body.

“Government Official” means any (i) official, officer, employee, representative, or agent of a Governmental Authority or a public international organization (such as the United Nations or the World Bank) or any person acting in an official capacity for or on behalf of any such Governmental Authority or public international organization, or (ii) any candidate for political office, any political party, or any official of a political party.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and rules and regulations promulgated thereunder.

“Intellectual Property License Agreement” means the agreement in the form of Exhibit B hereto.

“Intellectual Property Assignments” means assignments duly executed by the applicable Seller Parties, transferring all of the Seller Parties’ right, title and interest in and to the Registered IP to the Buyer Parties.

“Intellectual Property Rights” or “Intellectual Property” means all intellectual property rights and related priority rights, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including (a) Patents, (b) Marks, (c) copyrights, mask work rights, mask work registrations and applications therefor, works of authorship, including rights in databases, data collections and moral rights and all registrations, applications, renewals, extensions and reversions of any of the foregoing (all of the foregoing in this subsection (c), collectively, “Copyrights”), (d) trade secrets and rights in confidential and proprietary information, non-public information and discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, industrial designs, data and information, procedures, semiconductor device structures, drawings, specifications, databases, data collections and other information, including customer lists, customer data, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by issued Patents (all of the foregoing in this subsection (d), collectively, “Trade Secrets”), (e) all registrations and applications for any of the foregoing and all rights to obtain renewals, continuations, divisions or other legal protections pertaining thereto, and (f) all rights to sue and recover damages for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing.

“IRS” means the Internal Revenue Service of the United States.

“Key Employees” means the individuals listed on Schedule 1.1D.

“Knowledge” with respect to Seller means the actual (but not constructive or imputed) knowledge, after reasonable inquiry, of the persons listed in Schedule 1.1E as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate). With respect to Intellectual Property, “Knowledge of Seller,” “to Seller’s Knowledge” and similar phrases do not require any Person to conduct, have conducted, obtain, or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Patent, Marks or other Intellectual Property clearance searches, reports or investigations.

“Law” means any statute, law, treaty, regulatory requirement, executive order, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means the real property that is the subject of the Assumed Leases (including the buildings, fixtures and improvements comprising such real property).

“Liability” means any direct or indirect liabilities or obligations of any nature whatsoever, whether accrued, absolute or contingent, whether known or unknown, whether due or to become due, whether called a liability, obligation, indebtedness, guaranty, claim or otherwise.

“Marks” means fictional business names, corporate names, trade names, logos, slogans, trade dress rights, registered and unregistered trademarks and service marks, Internet domain names, other indications of source or origin and registrations, applications for any of the foregoing, and goodwill embodied in or associated with any of the foregoing.

“Material Adverse Effect” means any event, change, circumstance, condition, occurrence, development or effect that has or would, individually or in the aggregate, be reasonably expected to have a material adverse effect on (a) the business, operations, assets, Liabilities, financial condition or results of operations of the Business, taken as a whole, or (b) the ability of the Seller or its applicable Affiliate to consummate the transactions contemplated by this Agreement or the Ancillary Agreements by the Termination Date other than, for purposes of clause (a) only, any event, change, circumstance, condition, occurrence, development or effect arising out of, attributable to or resulting from, alone or in combination, (i) general changes or developments in the industry in which the Business operates, to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry, (ii) changes in regional, national or international political conditions (including any outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency) or in general economic, business, regulatory, political or market conditions or in national or international financial markets, in each case to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry, (iii) natural disasters or calamities, to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, in each case to the extent that such changes do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry, (vi) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person other than a party hereto with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Business due to the announcement of this Agreement or the identity of the parties to this Agreement, (vii) any actions taken (or omitted to be taken) by or at the written request of Buyer after the date of this Agreement, (viii) the failure of the Business to meet internal forecasts, budgets, metrics or milestones, but not the underlying causes of such failure unless such underlying causes would otherwise be exempted from this definition (provided that this clause (viii) shall not be construed as implying that Seller is making any representations or warranties regarding any forecasts, budgets, metrics or milestones), (ix) any actions taken as required by Law or pronouncements or guidelines issued by a Governmental Authority, the Centers for Disease Control and Prevention, or the World Health Organization providing for business closures, “sheltering-in-place” or other restrictions that relate to the COVID-19 pandemic to the extent that such actions do not have a disproportionate impact on the Business, taken as a whole, relative to other businesses in the same industry or (x) any action or omission expressly required by this Agreement except for any obligation or commitment of Seller (or any other member of the Seller Group) set forth in Section 5.1(a) or elsewhere in this Agreement to conduct the Business in the ordinary course of business.

“Materiality Qualifiers” means any materiality, “material impact”, “Material Adverse Effect” or similar qualifier set forth in the applicable representation or warranty, but not including use of the word “material” to define Material Contracts or limitation of a representation in scope to apply only to Material Contracts.

“Open Source Software” means any Software that is licensed, distributed or made available under the terms of any license that is recognized as an open source software license by the Open Source Initiative (www.opensource.org), including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD License, MIT License, or Common Public License.

“Patents” means patents and patent applications, including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing, and comparable rights, however denominated, in any jurisdiction throughout the world.

“Permits” means all licenses (including export licenses, exceptions and classifications), permits, franchises, approvals, business registrations, authorizations, consents or orders of, or notices to or filings with, any Governmental Entity.

“Permitted Exception” means (i) statutory liens for current Taxes not yet due or payable or the validity or amount of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Seller Parties, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations of the Seller Parties (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (iv) non-exclusive licenses of and covenants not to sue under Intellectual Property entered into the ordinary course of business, and (v) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Encumbrances in respect of any Leased Real Property that do not materially interfere with the present use of the Leased Real Property; provided that the Encumbrances identified in the foregoing (i) and (ii) shall constitute Permitted Exceptions only to the extent they do not Encumber the Transferred Assets at and after the Closing.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Data” means information that: (i) identifies or can be used to identify an individual (including names, signatures, addresses, telephone numbers, e-mail addresses and other unique identifiers); (ii) can be used to authenticate an individual (including employee identification numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers); or (iii) is considered “personal data,” “personal information,” or “personally identifiable information” or the like under applicable Law.

“Planned Products” means the products of the Business that are listed on Schedule 1.1B under the heading “Planned Products,” which products are either in development as of the date of this Agreement or as of the Closing or are planned by Seller for future release.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the post-closing portion of any Tax period that commences before and ends after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the pre-Closing portion of any Tax period that commences before and ends after the Closing Date.

“Privacy Obligations” means applicable Laws, contractual obligations, self-regulatory standards that are applicable to the operation of the Business, or written policies or terms of use of the Seller Parties that are related to privacy, data protection or the processing of Personal Data, in each case as and to the extent applicable to the operation of the Business or to Personal Data regarding the Business Employees or otherwise applicable to the Seller Parties.

“Privacy Policy” means any written notices, policies, disclosures or representations by the Seller Parties applicable to Personal Data used, Processed, and/or hosted in connection with the Business that is externally-facing to customers, website visitors, employees, or contractors, or any other Person.

“Process” means any operation or set of operations which is performed upon information, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Prosecution History Files” means all documentation to the extent relating to the Transferred Patents, to the extent maintained by the Seller or its Affiliates in the ordinary course of its patent prosecution practices, including the invention disclosures and related analyses or evaluations, related correspondence with the Patent and Trademark Office and applicable assignment documentation.

“Purchase Price” means $2,750,000,000, plus the Severance and Acceleration Payment Amount to the extent such amounts are not included as Assumed Liabilities.

“Registered IP” means all Intellectual Property that is the subject of a registration, issuance, filing or certification with, or has otherwise been issued, filed, perfected or recorded with or by any Governmental Authority, or any applications for any of the foregoing, including United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications, or other registrations or applications related to trademarks or service marks, (iii) registered Internet domain names, (iv) mask work registrations and applications for registration, and (v) registered copyrights and applications for copyright registration.

“Released Products” means the products of the Business that are listed on Schedule 1.1C under the heading “Released Products,” which products are commercially available as of the date of this Agreement or as of the Closing.

“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers, Financing Sources and other representatives of such Person.

“Required Amounts” has the meaning set forth in Section 4.4(b).

“Required Antitrust Approvals” means the approvals listed on Schedule 1.1F.

“Return” means any return, declaration, report, statement, election, information statement and other document filed or required to be filed with any Tax Authority with respect to Taxes.

“Seller Group” means Seller and its controlled Affiliates.

“Seller Transaction Expenses” means any and all (whether or not disclosed) costs, fees and expenses of outside professionals incurred by the Seller Parties or any of their respective Affiliates in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement and by the Ancillary Agreements, including all legal, accounting, financial advisory, investment banking, management or other professional services fees and expenses but excluding, for the avoidance of doubt, any fees or expenses expressly borne by Buyer pursuant to this Agreement or any Ancillary Agreement (including the Severance and Acceleration Payments).

“Singapore Test Floor Lease” means the agreement substantially in the form of Exhibit I hereto.

“Software” means all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code or other form, including libraries, subroutines and other components thereof, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts architectures, development tools, and other materials and work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including development, diagnostic, support, user manuals, and other training documentation, related to any of the foregoing.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least 50% of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.

“Tax Action” means any claim, action, suit, complaint, arbitration, audit, investigation, review, assessment, notice of deficiency or other proceeding relating to any Tax or Return by or before any Tax Authority.

“Tax Authority” means any Governmental Authority responsible for the imposition, determination or collection of any Tax or the audit, investigation or review of any Return.

“Taxes” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax Authority, including any income, franchise, windfall or other profits, gross receipts, property, capital gains, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth taxes, excise tax, withholding tax, ad valorem tax, business tax, transfer tax, stamp tax, estimated tax, surtax, escheat or value added tax.

“Technology” means all technology, techniques, processes, designs, design rules, design manuals, manufacturing manuals, drawings, technical manuals, inventions (whether or not patented or patentable), plans, discoveries, ideas, concepts, methods, specifications, communication protocols, algorithms, routines, logic information, plans, register-transfer levels, netlists, verilog files, simulations, emulation and simulation reports, test vectors and procedures, protocols, works of authorship, mask works, mask sets, Software, files, information, documentation, data, databases, firmware, devices and hardware and other scientific or technical information or materials, in whatever form and other tangible or intangible embodiments of the foregoing, whether or not embodying or associated with Intellectual Property Rights, and any tangible or intangible embodiments of any Intellectual Property Rights. For the avoidance of doubt, Technology does not include any Intellectual Property Rights.

“Technology License Agreement” means the agreement in the form of Exhibit H hereto.

“Trade Law” means the FCPA, the U.S. Travel Act, the U.S. Domestic Bribery Statute contained in 18 U.S.C. §201, the Money Laundering Control Act (1986), the Uniting and Strengthening America by Providing Appropriate Tools to Restrict, Intercept, and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the U.S. Export Control Reform Act of 2018 and the U.S. Export Administration Regulations (15 C.F.R. §§7; 730-774), the International Boycott Provisions of Section 999 of the Code, the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, the U.S. International Economic Emergency Powers Act, U.S. Trading with the Enemy Act, U.S. Antiterrorism and Effective Death Penalty Act, U.S. Hizballah International Financing Prevention Act, U.S. Foreign Narcotics Kingpin Designation Act, U.S. Global Magnitsky Human Rights Accountability Act, U.S. National Emergencies Act, and U.S. Office of Foreign Assets Control regulations (31 C.F.R. §§ 500-598), the U.S. Arms Export Control Act and U.S. International Traffic in Arms Regulations (22 C.F.R. §§ 120-130), U.S. Customs laws and regulations (19 U.S.C. §1202; 19 C.F.R. §§ 1-199), or any state, federal, domestic, foreign, or international anti-corruption, anti-bribery, anti-kickback, anti-fraud, anti-money laundering, anti- terrorist financing, anti-narcotics, anti-boycott, export control, sanctions (including regulations issued by the United States Department of the Treasury’s Office of Foreign Assets Control, and any underlying executive orders and acts of Congress), embargo, import control, customs, tax, insider trading, insurance, banking, false claims, anti-racketeering, or other Law of similar effect.

“Transfer Tax” means all transfer and similar Taxes imposed as a result of the transactions contemplated hereby, including documentary, recording, registration, stamp duty, transfer, real estate transfer, sales and use, value added tax, and all penalties, interest and additions thereto. For the sake of clarity, “Transfer Tax” shall not include any income, franchise, withholding or similar Taxes.

“Transition Services Agreement” means the agreement in the form of Exhibit C hereto.

“Treasury Regulations” means the regulations promulgated under the Code.

“Wind-Down” means that the Person or business acquired in the Acquisition has (a) ceased to engage in any product development in the Competing Business within 12 months after the closing of the Acquisition, (b) ceased to engage in customer design activity within 12 months after the closing of the Acquisition, and (c) sent an “end of life” notice with respect to all products of the Competing Business within one month after the closing of the Acquisition and, in any event, ceased all customer shipments within 12 months after the closing of the Acquisition.

“Worker” means any officer, director, employee (regular, temporary, part-time or otherwise), consultant or individual independent contractor of the Seller Group.

Section 1.2            Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
2020 Business Statements	3.5(a)
Acquisition	5.10(b)(i)
Affiliate Agreements	5.16
Agreement	Preamble
Allocation Dispute Notice	6.1(a)
Allocation Exhibit	6.1(a)
Alternative Recovery	8.5(a)(v)
Arbiter	6.1(a)
Assumed Contracts	2.1(a)
Assumed Leases	2.1(b)
Assumed Liabilities	2.3
Assumed Warranties	2.3(e)
Automatic Transferred Employees	5.5(a)
Basket Amount	8.5(a)(i)
Business Employee Severance Agreement	5.5(a)
Business Information Systems	3.13(h)

Business Statements	3.5(a)
Buyer	Preamble
Buyer Indemnified Parties	8.2
Buyer Party	Recitals
Buyer Savings Plan	5.5(f)
Buyer Welfare Benefit Plan	5.5(g)(i)
Claim Information	8.4(a)
Closing	2.7(a)
Closing Date	2.7(a)
COBRA	2.4(g)
COBRA Obligations	5.5(g)(ii)
Competing Acquiror	5.10(c)
Competing Acquisition	5.10(c)
Competing Business	5.10(a)
Confidential Information	5.6(e)
Confidentiality Agreement	5.6(a)
Contract Disclosure Update	2.5(c)
Contributor	3.13(f)
Customer Notification Letter	5.19
Customer Standard Forms	3.16(a)(i)
De Minimis Business	5.10(b)(i)
Disclosure Schedules	ARTICLE III
Discussion Period	6.1(a)
DLA Piper	2.2(n)
Electronic Intellectual Property Assets	2.8
Employment Agreements	Recitals
Employment Practices	3.10(b)
Environmental Laws	3.15(b)(i)
Environmental Permits	3.15(b)(ii)
Excluded Assets	2.2
Excluded Contracts	2.2(g)
Excluded Intellectual Property	2.2(i)
Excluded Liabilities	2.4
Excluded Patents	2.2(h)
Excluded Technology	2.2(j)
Exploitation	5.10(c)
Final Allocation	6.1(a)
Form 8594	6.1(b)
Fundamental Representations	8.1(a)
Illegal Activities	3.7(c)
Indemnification Ancillary Agreements	8.1(a)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Initial Press Release	5.14
Interim Contract	2.5(c)
Inventory	2.1(g)

Losses	8.2
Material Contracts	3.16(a)
Maximum Benefit Period	5.5(a)
Non-Automatic Transferred Employees	5.5(a)
Non-Competing Products	5.10(c)
Non-Offered Severance and Acceleration Payments	5.5(b)
Non-Solicitation Period	5.9(a)
OFAC	3.7(e)
Permits	3.7(b)
Pre-Closing IP Infringement	2.3(g)
Preliminary Inventory	2.1(g)
Proposed Allocation	6.1(a)
Rebates	5.18(b)
Related Person	3.20
Release Documentation	5.22(a)
Relevant Excluded Contracts	5.12(a)
Relevant Licensors	5.12(a)
Required Amounts	4.4(b)
Required Filing	5.7(a)
Required Financial Information	5.22(a)
Restricted Benefits	3.7(c)
Restricted Employees	5.9(a)
Restricted Entities	5.10(a)
Restriction Period	5.10(a)
Retained Business	5.8(f)
Sanctioned Countries	3.7(d)
Security Breach	3.13(h)
Seller	Preamble
Seller Employee	5.9(b)
Seller Indemnified Parties	8.3
Seller Party	Recitals
Seller Savings Plan	5.5(f)
Severance and Acceleration Payment Amount	2.6
Severance and Acceleration Payments	5.5(b)
Shared Contracts	5.8(f)
Shared Contractual Liabilities	5.8(h)
Significant Customer	3.17(a)
Significant Supplier	3.17(a)
Singapore Transfer Taxes	6.4
Specified Claim	8.4(d)
Termination Date	9.1(c)
Third Party Claim	8.4(a)
Third-Party Claim Assumption Notice	8.4(b)
Total Compensation Opportunities	5.5(a)
Trade Licenses	3.7(d)
Transferred Assets	2.1
Transferred Employees	5.5(a)
Transferred Intellectual Property	2.1(d)
Transferred Patents	2.1(c)
Transferred Personal Property	2.1(f)
Transferred Technology	2.1(e)
U.S. Transferred Employees	5.5(f)
WARN Act	3.10(c)

ARTICLE II
PURCHASE AND SALE

Section 2.1            Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller Parties shall sell, assign, transfer, convey and deliver to Buyer, or one of the other Buyer Parties, all of the Seller Parties’ right, title and interest as of the Closing Date in and to the Transferred Assets free and clear of all Encumbrances other than Permitted Exceptions, and Buyer, or one of the other Buyer Parties, shall purchase, acquire, accept and pay for the Transferred Assets and assume the Assumed Liabilities. “Transferred Assets” shall mean all of the Seller Parties’ right, title and interest in and to the following assets (other than the Excluded Assets), as they exist at the time of the Closing, as set forth below:

(a)               all rights of the Seller Parties under the Contracts (i) other than Contracts listed on Schedule 2.1(e)(ii)-2 of the Disclosure Schedules, exclusively related to, or exclusively used in, the Business or (ii) listed on Schedule 2.1(a) of the Disclosure Schedules (such Contracts, together with the Assumed Leases, the “Assumed Contracts”), as may be updated in accordance with Section 2.5(c);

(b)               all leaseholds and other interests in real property pursuant to the leases listed in Schedule 2.1(b) of the Disclosure Schedules (the “Assumed Leases”);

(c)               all Patents listed in Schedule 2.1(c) of the Disclosure Schedules (the “Transferred Patents”);

(d)               all Intellectual Property (other than Patents and Technology) listed in Schedule 2.1(d) of the Disclosure Schedules and any other Intellectual Property (other than Patents and Technology) exclusively related to, or exclusively used in, the Business (together with the Transferred Patents, the “Transferred Intellectual Property”);

(e)               (x) all test scripts, in electronic and unencrypted form, for electrical testing, evaluating and analyzing the functional characteristics, product performance and operational responses of the Business Products, (y) all Technology that is listed in Schedule 2.1(e)(i) of the Disclosure Schedules and (z) any other Technology that is exclusively related to, or exclusively used in, the Business, in each case of clause (y) and (z), other than all Technology listed in Schedule 2.1(e)(ii), Schedule 2.1(e)(iii) and Schedule 2.1(e)(iv) (the Technology described in this Section 2.1(e), collectively, the “Transferred Technology”);

(f)               all equipment and tangible personal property listed on Schedule 2.1(f) of the Disclosure Schedules, as updated by Seller three Business Days prior to the Closing Date with such changes as Seller may make to reflect changes to the Business in the ordinary course of business between the date hereof and the Closing that do not in the aggregate materially adversely affect the overall function, nature or value of such equipment and other tangible personal property compared to the overall function, nature or value of such equipment and other tangible personal property in the aggregate reflected on Schedule 2.1(f) of the Disclosure Schedules as delivered on the date hereof (the “Transferred Personal Property”);

(g)               all raw materials, work-in-progress, finished goods, supplies, packaging materials and other inventories related to the Business Products (the “Preliminary Inventory”), including all items listed on Schedule 2.1(g) of the Disclosure Schedules, which Preliminary Inventory shall be (i) reduced by dispositions thereof by a Seller Party in the ordinary course of business consistent with such Seller Party’s past practice from the date hereof to the Closing, and (ii) supplemented by acquisitions of raw materials, work-in-progress, finished goods, supplies, packaging materials and other inventories intended for use by the Business by a Seller Party from the date hereof to the Closing; Seller will provide to Buyer (A) ten Business Days prior to the Closing Date, a preliminary updated Schedule 2.1(g) of the Disclosure Schedules reflecting the Preliminary Inventory as adjusted pursuant to the foregoing, and which schedule shall be prepared in the same manner as, and using the same methodology used for the preparation of, Schedule 2.1(g) of the Disclosure Schedules as of the date of this Agreement, and (B) on the Closing Date, a final, complete and correct Schedule 2.1(g) of the Disclosure Schedules as of the Closing Date reflecting the Preliminary Inventory as adjusted pursuant to the foregoing, which schedule shall be prepared in the same manner as, and using the same methodology used for the preparation of, Schedule 2.1(g) of the Disclosure Schedules as of the date of this Agreement (the “Inventory”).

(h)               all prepaid expenses and deposits, prepaid rent, prepaid royalties and refunds under the Assumed Contracts;

(i)                 to the extent legally transferrable, all third party warranties, indemnities and guarantees with respect to any of the items set forth in Sections 2.1(a) through (h) or made in connection with services provided to the Business;

(j)                the Books and Records;

(k)               to the extent legally transferrable, all of the Permits listed on Schedule 2.1(k) of the Disclosure Schedules;

(l)                all refunds or credits for Taxes (other than Excluded Taxes) imposed with respect to, arising out of or relating to the Transferred Assets or Assumed Liabilities; and

(m)             all rights, claims, counterclaims, causes of action (including the right to sue, assert claims and seek remedies), rights of recovery (including the right to retain any damages and benefits resulting from settlements, conciliations or similar agreements to the extent relating to the foregoing Transferred Assets or any of the Assumed Liabilities), rights of set-off, and defenses of any Seller Party against any third party relating to any of the foregoing Transferred Assets or any of the Assumed Liabilities, whether arising out of actions or conditions occurring prior to, on, or after the Closing Date.

Section 2.2            Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, Seller is not selling, and the Buyer Parties are not purchasing, any assets other than those specifically described in Section 2.1, and without limiting the generality of the foregoing, the term “Transferred Assets” shall expressly exclude the following assets of Seller, all of which shall be retained by Seller (collectively, the “Excluded Assets”):

(a)               all of the Seller Parties’ cash and cash equivalents, accounts receivable, deferred charges and prepaid items, except as set forth in Section 2.1(h);

(b)              the Seller Parties’ corporate books and records of internal corporate proceedings, tax records, work papers and books and records, except as set forth in Section 2.1(j);

(c)               all of the Seller Parties’ bank accounts;

(d)              all accounting records (including records relating to Taxes) and internal reports relating to the business activities of the Seller Parties, except as set forth in Section 2.1(j);

(e)              any interest in or right to any refund of Excluded Taxes relating to the Business, the Transferred Assets or the Assumed Liabilities for, or applicable to, any Pre-Closing Tax Period;

(f)                all Permits of the Seller Parties, including import and export licenses, except as set forth in Section 2.1(k);

(g)               all rights of the Seller Parties with respect to Contracts that are not Assumed Contracts (including all Shared Contracts, except as set forth in Section 5.8(f) through (i)) (the “Excluded Contracts”);

(h)               all rights of the Seller Parties with respect to the Patents other than the Transferred Patents (the “Excluded Patents”);

(i)               all rights of the Seller Parties with respect to the Intellectual Property (other than Patents and Technology) other than the Transferred Intellectual Property (the “Excluded Intellectual Property”);

(j)               all rights of the Seller Parties with respect to the Technology other than the Transferred Technology (the “Excluded Technology”);

(k)               interests in real property other than pursuant to the Assumed Leases;

(l)                any insurance policies and rights, claims or causes of action thereunder;

(m)              any assets relating to any Employee Plan;

(n)               all rights, claims and causes of action relating to any Excluded Asset or any Excluded Liability;

(o)               all rights of the Seller Parties under this Agreement and the Ancillary Agreements; and

(p)               all confidential communications between Seller and its Affiliates, on the one hand, and DLA Piper LLP (US) (“DLA Piper”), on the other hand, relating to the Business or the Transferred Assets or arising out of or relating to the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, including any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, and including any information or files in any format of DLA Piper in connection therewith.

Section 2.3            Assumed Liabilities. In connection with the purchase and sale of the Transferred Assets pursuant to this Agreement, at the Closing, Buyer, or one of the other Buyer Parties, shall assume and pay, discharge, perform or otherwise satisfy only the following Liabilities and obligations of the Seller Parties arising out of, relating to or otherwise in respect of the Business or the Transferred Assets (the “Assumed Liabilities”):

(a)              all Liabilities to the extent accruing, arising out of or relating to the conduct or operation of the Business or the ownership or use of the Transferred Assets after the Closing (other than Liabilities for Taxes, which are addressed in Section 2.3(b));

(b)               any Taxes arising out of or relating to the operation of the Business or that are imposed with respect to the Transferred Assets or Assumed Liabilities that are attributable to a Post-Closing Tax Period (including any Taxes to be paid by a Buyer Party pursuant to ARTICLE VI);

(c)               all Liabilities of the Seller Parties under the Assumed Contracts to be performed on or after, or in respect of periods following, the Closing Date (other than Liabilities (i) to the extent arising out of any breach, nonperformance, or default by a Seller Party of any provision of any Assumed Contract, (ii) provided in Section 2.4(d), or (iii) provided in Section 2.4(f));

(d)             all Liabilities in respect of products (including Business Products) to the extent arising from the development, manufacture, marketing, distribution or sale by the Business after the Closing Date;

(e)               all Liabilities (i) in respect of Released Products sold by the Business before the Closing Date under the warranties disclosed on Schedule 3.18 of the Disclosure Schedules (the “Assumed Warranties”), but subject to the reimbursement provisions of Section 5.18(a) and (ii) in respect of Rebates to the extent allocated to Buyer pursuant to Section 5.18(b);

(f)                all Liabilities (i) relating to the employment or termination of employment of any Transferred Employee, in each case by Buyer or an Affiliate thereof, at or following the Closing or (ii) expressly assumed by Buyer pursuant to Section 5.5;

(g)              all Liabilities in respect of Released Products arising out of or relating to infringement or misappropriation of Intellectual Property Rights of any third party occurring prior to the Closing, including in respect of the items set forth on Schedule 3.8 of the Disclosure Schedules, and regardless of whether or not related to a pre-Closing breach of an Assumed Contract (the foregoing, collectively, “Pre-Closing IP Infringement”); and

(h)               all Liabilities in respect of Released Products arising out of or relating to infringement or misappropriation of Intellectual Property Rights of any third party occurring after the Closing, including in respect of the items set forth on Schedule 3.8 of the Disclosure Schedules, and regardless of whether or not related to a pre-Closing breach of an Assumed Contract.

Buyer’s assumption of an Assumed Liability shall not limit Buyer’s right to seek indemnification under this Agreement for a breach of representation and warranty. Notwithstanding anything to the contrary herein, the assumption of the Assumed Liabilities by the Buyer Parties shall not enlarge any rights of third parties under contracts or arrangements with any Seller Party or Buyer Party, and nothing herein shall prevent any Buyer Party or Seller Party from contesting in good faith any such Liabilities with any third party.

Section 2.4            Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the Buyer Parties are not assuming and the Seller Parties shall pay, perform or otherwise satisfy, all Liabilities other than the Assumed Liabilities (the “Excluded Liabilities”), including the following:

(a)               all Liabilities to the extent arising out of or relating to the conduct or operation of the Business or the ownership or use of the Transferred Assets prior to the Closing, except for any Liabilities expressly included within the Assumed Liabilities;

(b)               Liabilities for Excluded Taxes;

(c)               Seller Transaction Expenses;

(d)               all Liabilities in respect of Released Products sold by the Business before the Closing, including any obligations for Rebates to the extent allocated to Seller pursuant to Section 5.18(b), except for the Assumed Liabilities pursuant to Section 2.3(e);

(e)               Liabilities arising out of or relating to Actions or threatened Actions to the extent involving or relating to the operation of the Business or the Transferred Assets prior to the Closing, except for any Liabilities expressly included within the Assumed Liabilities;

(f)                any Liability pursuant to any Law arising from or relating to any action, event, circumstance or condition occurring or existing on or prior to the Closing;

(g)               any Liability arising in respect of or relating to any Workers other than those expressly assumed by Buyer pursuant to Section 5.5, including any and all (i) employment-related Liabilities arising through the Closing Date in respect of all Transferred Employees and other Workers, (ii) Liabilities arising from the termination of Workers prior to the Closing, (iii) Liabilities under any Employee Plan, (iv) Liabilities arising from the failure to provide continuation coverage required by Section 4980B of the Code (“COBRA”) with respect to Workers or their respective beneficiaries for whom a “qualifying event” occurs on or before the Closing, (v) workers’ compensation and other similar claims asserted by or with respect to any Workers or their respective beneficiaries in respect of any injury or other compensable event or occupational illness or disease that occurred or is attributable to any event, state of facts or conditions that existed or occurred in whole or in part prior to the Closing, (vi) obligations to reimburse Workers for business expenses incurred before the Closing and (vii) Liabilities relating to Workers who are not Business Employees;

(h)            any indebtedness for borrowed money or guarantees thereof outstanding as of the Closing Date or intercompany obligations of any Seller Party;

(i)             accounts payable of the Seller Parties incurred in connection with the operation of the Business prior to the Closing; and

(j)             any Liability or obligation relating to an Excluded Asset.

Section 2.5             Consents to Certain Assignments; Update of Assumed Contracts Schedule.

(a)         Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, this Agreement and the Ancillary Agreements shall not constitute an agreement to transfer or assign any asset, permit, claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party, is or would be cancelable by a third party as a result of the transactions contemplated by this Agreement in the event of such a transfer or assignment without the consent or waiver of such third party, or does or would constitute a breach or other contravention under any agreement or Law to which a Seller Party is a party or by which it is bound, or if any attempted assignment would adversely affect the rights of a Seller Party thereunder so that the Buyer Parties would not in fact receive all such rights or the Seller Party would forfeit or otherwise lose the benefit of rights that the Seller Party is entitled to retain.

(b)         If any such consent is not obtained prior to the Closing and as a result thereof the Buyer Parties shall be prevented by such third party from receiving the rights and benefits with respect to such Transferred Asset intended to be transferred hereunder, or if any attempted assignment would adversely affect the rights of a Seller Party thereunder so that the Buyer Parties would not in fact receive all such rights or the Seller Party would forfeit or otherwise lose the benefit of rights that the Seller Party is entitled to retain, (i) Seller and Buyer shall cooperate in any lawful and commercially reasonable arrangement, as Seller and Buyer shall agree, under which the Buyer Parties would, to the extent practicable and for a period of no more than twelve months following the Closing Date, obtain the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to Buyer; provided, that all reasonable out-of-pocket administrative expenses of such cooperation and related actions shall be shared equally by Buyer and Seller, (ii) Seller shall, at Buyer’s cost, enforce at the request of Buyer and for Buyer’s benefit any rights of Seller arising from such asset against the issuer thereof or other party or parties thereto (including the right to elect to terminate such asset in accordance with the terms thereof upon the advice of Buyer), and (iii) Seller shall continue to hold and operate such asset in all material respects in the ordinary course of business and taking into account the transactions contemplated by this Agreement and the Ancillary Agreements. Subject to the provisions of Section 5.12(b), if obtaining any third party consent requires the payment of a consent or assignment fee or any similar payment, Seller shall, subject to Buyer’s prior written consent, make such payment and Buyer shall promptly reimburse Seller for any such payment made. Seller shall promptly pay to Buyer when received all monies received by the Seller Parties under such Transferred Asset or any claim or right or any benefit arising thereunder, and Buyer shall indemnify and promptly pay Seller for all Liabilities of the Seller Parties associated with such Transferred Asset (except for any Excluded Liability). To the extent that the parties are not successful in providing the economic claims, rights and benefits under a Transferred Asset that is not transferred to the Buyer Parties as a result of this Section 2.5 within twelve months following the Closing, such asset will cease to be a Transferred Asset and the Buyer Parties shall assume no Liabilities with respect to such asset.

(c)            If after the date of this Agreement but prior to the Closing, and in accordance with Section 5.1, (i) any of the Seller Parties or any of their respective Affiliates enters into a Contract with a third Person that is exclusively related to, or exclusively used in, the Business, or (ii) any of the Assumed Contracts listed on Schedule 2.1(a) of the Disclosure Schedules as of the date of this Agreement is renewed or replaced by another Contract that is exclusively related to, or exclusively used in, the Business (each, an “Interim Contract”), Seller shall promptly notify Buyer thereof in writing and promptly make available to Buyer a correct and complete copy of the relevant Contract (including all schedules and exhibits thereto). No later than five Business Days prior to the Closing, Seller shall provide to Buyer an updated Schedule 2.1(a) of the Disclosure Schedules reflecting the disclosure of such Interim Contracts (a “Contract Disclosure Update”). All Interim Contracts included in any Contract Disclosure Update in compliance with the terms of this Section 2.5(c) and Section 5.1 shall be deemed to be (A) Assumed Contracts and Transferred Assets hereunder and (B) if they fall under any of the categories set forth in Section 3.16(a)(i) through (xii), Material Contracts hereunder, in each case of (A) and (B), without any amendment to this Agreement being required; provided, however, that the representations and warranties set forth in ARTICLE III in respect of Assumed Contracts or Material Contracts, as applicable, as they relate to the Interim Contracts included in any such Contract Disclosure Update shall only be made as of the Closing Date.

Section 2.6            Closing Consideration. No less than three Business Days prior to the Closing Date, Seller shall deliver to Buyer Seller’s good faith calculation (including any reasonable back-up documentation supporting such calculation) of the Severance and Acceleration Payments and based on such calculation, the Purchase Price. Seller shall in good faith consider Buyer’s comments to Seller’s calculation of the Severance and Acceleration Payments (such calculation, as may be adjusted pursuant to the foregoing, the “Severance and Acceleration Payment Amount”) and the Purchase Price. In consideration for the sale, assignment, transfer, conveyance and delivery of the Transferred Assets to Buyer or one of the other Buyer Parties, at the Closing, (a) Buyer shall pay to Seller or one or more other Seller Parties, as identified by Seller, by wire transfer to bank account(s) designated in writing by Seller to Buyer at least five Business Days prior to the Closing Date, an amount equal to the Purchase Price in immediately available funds in United States dollars and (b) the Buyer Parties shall assume the Assumed Liabilities.

Section 2.7             Closing.

(a)         The sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held remotely via electronic transmission of related documentation or other similar means, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in ARTICLE VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date), or at such other place or at such other time or on such other date as Seller and Buyer mutually may agree in writing. Notwithstanding anything to the contrary contained in this Section 2.7, if the Closing would otherwise be required to occur under this Section 2.7 during the last 15 days of any fiscal quarter of Seller, then the Closing shall occur instead on the second Business Day of the following fiscal quarter. The day on which the Closing takes place is referred to as the “Closing Date” and the Closing shall be deemed to have occurred on 12:01 a.m. Central time on the Closing Date. Notwithstanding the foregoing or any other provision set forth herein to the contrary, in no event shall the Closing occur earlier than 90 days after the date of this Agreement.

(b)            At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)          the Transferred Assets and embodiments of the Retained Technology (as defined in the Intellectual Property License Agreement), in accordance with Schedule 2.7(b) of the Disclosure Schedules (as such schedule may be updated between the date of this Agreement and the Closing Date with such changes as are agreed to in good faith by Seller and Buyer as necessary or reasonable to provide for the delivery of the Transferred Assets in an effective and efficient manner), free and clear of Encumbrances (other than Permitted Exceptions);

(ii)            a certificate, dated as of the Closing Date, signed by a duly authorized officer of Seller, confirming the satisfaction of the conditions specified in Section 7.3(a) and Section 7.3(b);

(iii)          the final, complete and correct Schedule 2.1(g) of the Disclosure Schedules in accordance with Section 2.1(g) setting forth as of the Closing Date the Inventory in the same format as Schedule 2.1(g) of the Disclosure Schedules delivered as of the date hereof;

(iv)         duly executed certification of non-foreign status, for purposes of Sections 897 and 1445 of the Code, executed by each Seller Party (or, if a Seller Party is disregarded for U.S. federal income Tax purposes, such Seller Party’s regarded owner) that is conveying Transferred Assets and that is not a “foreign person” within the meaning of Section 1445 of the Code in accordance with Treasury Regulations Section 1.1445-2(b)(2);

(v)           an executed counterpart of the fully completed Electronic Delivery Certification signed by a duly authorized officer of Seller;

(vi)           the executed Release Documentation; and

(vii)         an executed counterpart of each of the Ancillary Agreements to which a Seller Party is a party, signed by a duly authorized officer of Seller or its applicable Affiliate.

(c)            At the Closing, Buyer shall deliver or cause to be delivered to Seller:

(i)           the Purchase Price, as set forth in Section 2.6;

(ii)          a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer, confirming the satisfaction of the conditions specified in Section 7.2(a);

(iii)        an executed counterpart of the fully completed Electronic Delivery Certification signed by a duly authorized officer of Buyer; and

(iv)        an executed counterpart of each of the Ancillary Agreements to which a Buyer Party is a party, signed by Buyer or its applicable Affiliate.

Section 2.8        Electronic Delivery. At the Closing, Seller or the applicable Seller Party will deliver the Transferred Intellectual Property, Transferred Technology and embodiments of the Retained Technology (as defined in the Intellectual Property License Agreement) (collectively, the “Electronic Intellectual Property Assets”) that are in electronic format to the applicable Buyer Party designated by Buyer through Electronic Delivery. Seller or the applicable Seller Party will provide Buyer, at the latest three Business Days prior to the Closing Date, with all technical details required for the Electronic Delivery, including the number, aggregate size and type of files to be electronically delivered. The actual method of Electronic Delivery will be mutually agreed between Buyer and Seller prior to the Closing. At the Closing and promptly after completion of the Electronic Delivery in accordance with this Section 2.8, authorized representatives of each of Seller and Buyer will complete and execute the Electronic Delivery Certification.

Section 2.9         Withholding. The Buyer Parties shall be entitled to deduct and withhold from any amounts otherwise payable hereunder or pursuant to any Ancillary Agreement such amounts as are required to be deducted or withheld from such amounts under the Code, the Treasury Regulations or any provision of any other Tax Law (including any state, local or foreign Tax Law), provided, however, that in the event that the Buyer Parties determine that such withholding is required, the Buyer Parties shall notify Seller of such determination at least four days prior to the Closing Date, and shall reasonably cooperate with Seller to claim any benefits or reduce and/or eliminate any such withholding Taxes to the extent permitted by applicable Law. Buyer shall take all actions that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Tax Authority in accordance with the applicable Law. To the extent that amounts are so withheld and Buyer remits such amounts to the appropriate Tax Authority, such amounts shall be treated for all purposes of this Agreement (or the relevant Ancillary Agreement) as having been paid to the party otherwise entitled to receive such payment pursuant to this Agreement (or the relevant Ancillary Agreement). Buyer shall provide evidence reasonably satisfactory to Seller that any such withheld amounts have been remitted to the appropriate Tax Authority.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the corresponding section of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”) (giving effect to Section 10.10), Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

Section 3.1              Organization and Qualification.

(a)            Each of the Seller Parties is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all necessary corporate or equivalent company power and authority to (i) own, lease and operate the Transferred Assets owned by it and (ii) carry on the Business as it is now being conducted by it.

(b)           Each Seller Party is duly qualified and licensed to do business as a foreign corporation in, and is in good standing (where such concept is applicable) in, each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such licensing necessary, except, in each case, where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.2            Authority. Seller has all requisite corporate or equivalent company power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. Each other Seller Party has all requisite power and authority to execute and deliver each of the Ancillary Agreements to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and by each Seller Party of each of the Ancillary Agreements to which it will be a party and the consummation by each Seller Party of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. Neither the execution and delivery by Seller of this Agreement, nor the consummation of the transactions contemplated hereby, require any approval by Seller’s stockholders. This Agreement has been, and upon their execution each of the Ancillary Agreements will have been, duly executed and delivered by each Seller Party that is a party thereto and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements will constitute, the legal, valid and binding obligation of each Seller Party that is a party thereto, enforceable against such Seller Party in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3             No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance by Seller of this Agreement and by each Seller Party of each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)              conflict with or violate the certificate of incorporation or bylaws or similar organizational documents of any Seller Party;

(ii)             conflict with or violate any Law applicable to any Seller Party, the Business or any of the Transferred Assets or by which any Seller Party, the Business or any of the Transferred Assets may be bound or affected;

(iii)           conflict with, result in any breach of, result in the loss of any right or benefit of, cause acceleration of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) (or give rise to any right to terminate, cancel, amend or accelerate) under, or require any consent of or notice to any Person not listed on Schedule 3.3(a) of the Disclosure Schedules pursuant to, any Material Contract; or

(iv)            result in the creation or imposition of any Encumbrance on the Transferred Assets other than Permitted Exceptions;

except, in the case of clause (ii) or (iii), as would not, individually or in the aggregate, be material to the Business, taken as a whole, or prevent, materially delay or materially impede the performance by the Seller Parties of their respective obligations under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

(b)            The Seller Parties are not required to file, seek or obtain any notice, authorization, approval, order, license, permit, registration, or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Seller Parties of this Agreement or any Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, except (i) the Required Antitrust Approvals, (ii) where failure to obtain such notice, authorization, approval, order, permit, or consent, or to make such filing or notification, would not, individually or in the aggregate, be material to the Business, taken as a whole, or prevent, materially delay or materially impede the performance by the Seller Parties of their obligations under this Agreement or the consummation of the transactions contemplated hereby and thereby or (iii) as may be necessary solely as a result of any facts or circumstances relating to Buyer or any of its Affiliates.

Section 3.4             Transferred Assets.

(a)           The Seller Parties have good and valid title to, or have other legal rights to possess and use, all of the Transferred Assets, free and clear of all Encumbrances (including Encumbrances resulting from any indebtedness of any Seller Party), other than Permitted Exceptions. This Agreement, the Ancillary Agreements and the instruments and documents to be delivered by the Seller Parties to the Buyer Parties at or following the Closing shall be adequate and sufficient to transfer to Buyer or one of its Affiliates the Seller Parties’ entire right, title and interest in and to the Transferred Assets, subject to Section 2.5, free and clear of all Encumbrances (including Encumbrances resulting from any indebtedness of any Seller Party), other than Permitted Exceptions.

(b)          The transfer to the Buyer Parties of the Transferred Assets pursuant to this Agreement, together with Buyer’s rights under this Agreement and the Ancillary Agreements, comprise assets (tangible and intangible) and rights sufficient to operate the Business as currently conducted and for the continued conduct of the Business immediately after the Closing in substantially the same manner in all material respects as such operations are being conducted by the Seller Parties immediately preceding the date of this Agreement, except that (i) the Seller Parties will not be assigning to the Buyer Parties any agreements with customers, manufacturers, distributors, vendors, contractors or suppliers, licensors or equipment lessors of the Business listed on Schedule 3.4(b)(i) of the Disclosure Schedules, and the Buyer Parties will have to secure its own agreements with such parties; (ii) except for the Leased Real Property and any access to facilities provided in the Transition Services Agreement, the Seller Parties are not transferring any real property currently used by the Business and the Buyer Parties will have to secure their own real property, (iii) except as otherwise set forth in the Transition Services Agreement, the Business will no longer have the benefit of any of the Seller Group’s (A) shared Workers that perform product test engineering, package design, product engineering and supply chain management, central engineering, sales operations, finance, human resources, IT, legal services or legal personnel, except to the extent included as a Business Employee or (B) insurance policies, and (iv) the Seller Parties will not provide any access to any employee benefit plans of the Seller Group to any Business Employee after the Closing Date. Except as set forth on Schedule 3.4(b)(ii) of the Disclosure Schedules, (i) the Transferred Intellectual Property, together with Buyer’s rights under the Ancillary Agreements, are sufficient for Buyer and its Affiliates to, immediately after the Closing, conduct the Business in substantially the same manner in all material respects as conducted by the Seller Parties immediately preceding the date of this Agreement, and (ii) the Transferred Technology, together with Buyer’s rights under the Ancillary Agreements, are sufficient for Buyer and its Affiliates to, immediately after the Closing, conduct the Business in substantially the same manner in all material respects as conducted by the Seller Parties immediately preceding the date of this Agreement.

Section 3.5             Financial Statements.

(a)            Attached to Schedule 3.5 of the Disclosure Schedules are true and correct copies of the unaudited statement of revenues and direct expenses for the Business for the fiscal years ended January 2, 2021 (the “2020 Business Statement”) and December 28, 2019 (together with the 2020 Business Statement, “Business Statements”).

(b)            The Business Statements (i) fairly present, in all material respects, the financial position and results of operations of the Business as at the respective dates thereof and for the respective periods and (ii) have been prepared in accordance with books and records regularly maintained by Seller (which are accurate and complete in all material respects) on a consistent basis throughout the periods covered thereby and were subject to Seller’s internal controls, which controls are in accordance with accounting practice customary for a business of its type and designed to (A) provide reasonable assurance regarding the reliability of the Business Statements and (B) in a timely manner accumulate and communicate to Seller’s executive officers the type of information that would be required to be disclosed in the Business Statements. None of the Seller Parties or their respective officers has identified or been made aware of, or has otherwise knowledge of, (x) any substantive complaint, allegation, assertion or claim, whether written or oral, regarding the information included in the Business Statements or (y) any fact or circumstance that would lead them to believe that the Business Statements are incorrect or misleading in any material respect. The revenues reflected in the Business Statements have been determined in accordance with GAAP based on and in conformity with the revenue recognition policy of Seller (which is consistent with GAAP) and the historical sales of the Released Products and no other products. Seller keeps and maintains books and records reflecting accurately and in reasonable detail all transactions, as well as financial controls giving reasonable assurance that payments will be made by or on behalf of Seller Parties only in accordance with management instructions.

Section 3.6         Absence of Certain Changes or Events. Since January 2, 2021 through the date of this Agreement, (a) except as expressly contemplated by this Agreement, the Seller Parties have operated the Business in the ordinary course of business consistent in all material respects with past practice, (b) there has not occurred any Material Adverse Effect and (c) none of the Seller Parties has experienced any material damage, destruction or loss (whether or not covered by insurance) of any asset or right that would constitute a Transferred Asset.

Section 3.7              Compliance with Law; Permits.

(a)            The operation of the Business and the use of Transferred Assets by Seller is in material compliance with, and since January 1, 2018 has been in material compliance with, all applicable Laws, and Seller is not in violation in any material respects of any such Laws in respect of the Transferred Assets, the Assumed Liabilities or the Business. Since January 1, 2018, none of the Seller Parties has received any written notice from any Governmental Authority regarding any actual or alleged violation of, or failure to comply with, any Laws relating to the Transferred Assets, the Assumed Liabilities or the Business. To Seller’s Knowledge, there is no investigation pending or threatened by any Governmental Authority against any of the Seller Parties with respect to the Transferred Assets, the Assumed Liabilities or the Business.

(b)        The Seller Parties are in possession of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for them to own, lease and operate the Transferred Assets and to carry on the Business as currently conducted (the “Permits”).

(c)           Since January 1, 2018, none of the Seller Parties, or to Seller’s Knowledge, any Representatives of the Seller Parties in relation to the Business or the Transferred Assets or Assumed Liabilities (i) has violated, has caused other Persons to be in violation of, is currently violating, or is reasonably expected to violate the FCPA or any other Trade Laws; (ii) has with a corrupt or improper intention directly or indirectly (through other Persons) paid, provided, promised, offered, or authorized the payment or provision of money, a financial advantage, favor, or anything else of value to a Government Official or any other Person for purposes of obtaining, retaining, or directing permits, licenses, favorable tax or duty decisions, court decisions, special concessions, contracts, business, or any other improper advantage; (iii) has otherwise offered, promised, authorized, provided, or incurred any bribe, kickback, or other corrupt or unlawful payment, expense, contribution, gift, gratuity, favor, entertainment, travel or other benefit or advantage (“Restricted Benefits”) to or for the benefit of any Government Official or other Person whether in the public or private sector; (iv) has solicited, accepted, or received any Restricted Benefits from any Person; (v) has established or maintained any slush fund or other unlawful, unrecorded, or off-the-books fund or account; (vi) has inserted, concealed, or misrepresented corrupt, illegal, fraudulent, false, or improper payments, expenses, or other entries in the books and records of the Seller Parties; (vii) is a Government Official or has immediate family members who are Government Officials; (viii) has laundered, concealed, or disguised the existence, illegal origins, and/or illegal application of, criminally derived income/assets or otherwise caused such income or assets to appear to have legitimate origins or constitute legitimate assets; (ix) has used or dealt with funds or proceeds derived from illegal activities such as corruption, fraud, embezzlement, drug trafficking, arms smuggling, prostitution, organized crime, or terrorism (“Illegal Activities”); or (x) has used any funds to finance Illegal Activities.

(d)          The Seller Parties, and to Seller’s Knowledge, any Representatives of the Seller Parties in relation to the Business or the Transferred Assets or Assumed Liabilities, since January 1, 2018, (i) have not made or authorized any unlawful import into or export from the United States in violation of, or been penalized for conduct that is sanctioned or restricted under, any applicable Trade Laws, and no act or omission since January 1, 2018, if any, of or by any of them in respect of their obligations under applicable Trade Laws would subject Buyer, after the Closing, to any Liability; (ii) have not engaged in any business in, or provided, sold, exported, or reexported to, imported from, or otherwise transferred or dealt in, without any required approval from the U.S. Government, any products, software, technology, services, or property, directly or indirectly, to, from, or of Iran, Cuba, North Korea, Venezuela, Syria, the Crimea Region of Ukraine, or any other country or region subject to comprehensive or partial U.S. sanctions or any instrumentality, agent, entity, or individual acting on behalf of, or directly or indirectly owned or controlled by, any Governmental Authority, wherever located, of such countries or regions (“Sanctioned Countries”); (iii) have obtained all registrations, approvals or licenses necessary for importing, exporting, reexporting, transferring (in-country), or providing products, Software, Technology, services or property in accordance with all applicable Trade Laws (“Trade Licenses”), have been in compliance with the terms and conditions of such applicable Trade Licenses, and all such Trade Licenses are valid, current, and in full force and effect; (iv) have conducted the Business in accordance with all applicable export, import, and other Trade Laws; (v) have not violated, attempted or conspired to violate, or evaded, or been penalized or sanctioned for having violated, attempting or conspiring to violate, or evading applicable Trade Laws; (vi) have not received any notification from a Governmental Authority concerning a request for information about compliance with any applicable Trade Laws or an obligation on Seller to undertake or bear the costs of any remedial action under any Trade Laws; and (vii) have not received any other report or discovered any information suggesting that Seller Parties, and to Seller’s Knowledge, any Representatives of the Seller Parties, has violated, attempted or conspired to violate, evaded, or been penalized or sanctioned under any applicable Trade Laws. Seller made available to Buyer the export and import classifications of the Released Products and related Software and Technology.

(e)            None of the Seller Parties or Seller’s Representatives involved with the Business or the Transferred Assets or Assumed Liabilities, or customers or suppliers of the Business (i) is a national, resident, or entity of any Sanctioned Countries; (ii) appears on the Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions Identification List, or Foreign Sanctions Evaders List maintained by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, nor is owned 50 percent or more by one or more persons included on such OFAC lists, appears on the Entity List, Denied Persons List, Unverified List, or Military End User List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce, or appears on the Debarred Persons List maintained by the Directorate of Defense Trade Controls of the U.S. Department of State, or any other applicable list of sanctioned, embargoed, blocked, criminal, or debarred persons maintained by any Governmental Authority, the European Union, Interpol, the United Nations, the World Bank, or any other public international organization; or (iii) is otherwise the subject of any sanctions, suspensions, embargoes or debarment by any Governmental Authority or public international organization, or engaged in any Business, transaction, transfer, export, import, withdrawal, or dealing that is likely to result in any of the Seller Parties or Seller’s Representatives involved with the Business or the Transferred Assets or Assumed Liabilities becoming a subject or target of any such sanctions.

(f)           Since January 1, 2018, none of the Seller Parties, and to Seller’s Knowledge, any Representatives of the Seller Parties in relation to the Business or the Transferred Assets or Assumed Liabilities has participated or been asked to participate directly or indirectly in any boycotts or other similar practices in violation of, or penalized under, the U.S. Export Administration Regulations (15 C.F.R. §§7; 730-774), as applicable, or Section 999 of the Code.

(g)          Since January 1, 2018, none of the Seller Parties, and to Seller’s Knowledge, none of the Representatives of the Seller Parties involved with the Business or the Transferred Assets or Assumed Liabilities, (i) is or has been the subject of any past, present, future, or threatened Action, allegation, or whistleblower or other complaint or has undertaken any internal investigation regarding an actual or alleged violation of any Trade Law; (ii) is reasonably expected to become the subject of or associated with any Action in relation to a violation of any Trade Law; or (iii) has made or intends to make any disclosure, report, or notification (voluntary or otherwise) to any Governmental Authority with respect to any actual or potential violation of or liability arising under or relating to any Trade Law.

(h)          The Seller Parties have implemented and maintain policies, procedures, internal controls, and compliance programs in relation to the Business designed to ensure, and which are reasonably expected to continue to ensure, compliance with the FCPA and other Trade Laws.

Section 3.8           Litigation. Since January 1, 2018, there has not been any Action by or against any member of the Seller Group with respect to the Business, the Transferred Assets or the Assumed Liabilities pending, threatened in writing, or to the Knowledge of Seller, threatened orally that would, individually or in the aggregate, reasonably be expected to be material to the Business. There is no Action pending, or to the Knowledge of Seller, threatened, seeking to prohibit the transactions contemplated by this Agreement or the Ancillary Agreements. None of the Seller Parties is, or since January 1, 2018 has been, subject to any judgment, order, injunction, decree, stipulation, ruling or award, whether rendered by a court, administrative agency or other Governmental Authority relating to the Business, the Transferred Assets or the Assumed Liabilities that would, individually or in the aggregate, reasonably be expected to be material to the Business. The representations of this Section 3.8 do not apply to Intellectual Property office actions in the ordinary course of prosecution.

Section 3.9          Employee Plans.

(a)               Schedule 3.9(a) of the Disclosure Schedules sets forth, as of the date hereof, to the extent permitted under applicable Privacy Obligations, an accurate and complete list of each Business Employee, including for each such Business Employee, their name (redacted to the extent required by applicable Law), employing legal entity, job title (and if different from such job title, position), status as exempt/non-exempt from applicable wage and hour Laws and full or part-time status, base salary and bonus opportunities (which, for purposes of this Agreement, shall include commissions) payable to such Business Employee in Seller’s fiscal year 2021, the Business Employee’s date of hire, visa/work permit type and status (as applicable), the primary geographic location of their employment (including work country and state in which the employee provides services), and as of the date hereof, broken down into the following categories: (A) active, and (B) on an approved leave of absence, the type of leave and the anticipated date of return, and (ii) individual who is performing services for any Seller Party in relation to the Business who is classified as an independent contractor, including the respective compensation of each such Person, and primary country, state and county in which each such Person provides services, where applicable, with the Seller Parties.

(b)               Schedule 3.9(b) of the Disclosure Schedules sets forth an accurate and complete list of all material Employee Plans. Section 3.9(b) of the Disclosure Schedules also separately designates which Employee Plans are subject to the Laws of any jurisdiction outside of the United States and separately lists such jurisdiction. With respect to each such Employee Plan, Seller has provided or made available to Buyer an accurate and complete copy of (i) each Employee Plan and all amendments thereto, and a written description of any unwritten Employee Plan; and (ii) to the extent applicable, (1) the most recent annual financial and actuarial reports and any accompanying schedules, (2) the current summary plan description and any summaries of material modifications, and (3) the most recent IRS determination or opinion letter regarding the tax-qualified status of such Employee Plan.

(c)               Schedule 3.9(c) of the Disclosure Schedules sets forth an accurate and complete list of each equity or equity-based award held by a Business Employee, which schedule includes for each such equity or equity-based award: (i) the name of the award holder, (ii) the date of grant, (iii) the number of shares subject to, or otherwise underlying such award and the type of award (with such number determined at “target” and at “maximum” in the case of performance-based awards), (iv) the per share grant date fair value, exercise price, or threshold value, as applicable and (v) the applicable vesting schedule (and the terms of any acceleration rights thereof).

(d)               With respect to the Employee Plans: (i) no event has occurred and there exists no condition or set of circumstances in connection with which Seller or any of its Affiliates could be subject to any material Liability under the terms of such Employee Plan, ERISA or the Code, or other applicable Law in respect of any Business Employees, (ii) each of the Employee Plans has been established, operated, administered and funded in all material respects in accordance with its terms and applicable Law and (iii) each Employee Plan intending to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS and no event has occurred, either by reason of any action or failure to act, which would reasonably be expected to cause the loss of any such qualification or the imposition of any material Liability, penalty or Tax under ERISA, the Code or other applicable Law.

(e)               None of the Employee Plans is, and none of the Seller Parties or any entity, trade or business that is, or was at the relevant time, an ERISA Affiliate, has ever sponsored, established, maintained, contributed to, or been required to contribute to or in any way has any Liability (whether on account of an ERISA Affiliate or otherwise), directly or indirectly, with respect to any plan that is, (i) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code or a “defined benefit” plan within the meaning of Section 414(i) of the Code or Section 3(35) of ERISA (whether or not subject thereto), (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

(f)                Except where required by Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event, will (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any Business Employee, (ii) increase any benefits otherwise payable under any Employee Plan, (iii) result in any acceleration of the time of payment, vesting or funding of any payment or benefit, or the forgiveness of indebtedness of any Business Employee or (iv) result in the forfeiture or loss of any payment or benefit by any Business Employee, except as set forth on Schedule 3.9(f) of the Disclosure Schedules. No payments or benefits payable pursuant to this Section 3.9(f) will be subject to an excise Tax or non-deductible Tax under Section 4999 or 280G, respectively, of the Code. No Business Employee is entitled to receive any additional payment (including any tax gross-up or other payment) as a result of the imposition of any excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(g)               As of the date of this Agreement, no Employee Plan is under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.

(h)               None of the Employee Plans provide medical, health, life, or other welfare benefits for present employees after retirement, except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable Law, or at the sole expense of the participant or the participant’s beneficiary.

Section 3.10        Labor and Employment Matters.

(a)               Since January 1, 2018, no Seller Party has been a party to or bound by any labor or collective bargaining agreement or Contract or any other labor-related agreement that pertains to any Business Employees with any labor union, labor organization, works council, or similar organization, and no labor union, labor organization, works council, or similar labor organization has or does represent any Business Employees except as set forth on Schedule 3.10(a) of the Disclosure Schedules. Since January 1, 2018 (i) no such agreement has been negotiated by any Seller Party, (ii) no labor union, labor organization, works council, or similar organization has made a pending demand for recognition or certification, (iii) there have been no representation or certification proceedings or petitions seeking a representation proceeding pending or, to Seller’s Knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, (iv) to the Knowledge of Seller, there have been no labor union organizing activities with respect to any Business Employees, and (v) there have been no threatened, labor strikes, slowdowns, work stoppages, lockouts, or any similar activity, affecting any Seller Party. Since January 1, 2018, no Seller Party has experienced any unfair labor practice charge, labor claim, labor dispute, strike, slowdown, lockout or work stoppage or other material labor difficulty involving any of its employees.

(b)               The Seller Parties are, and have been since January 1, 2018, in material compliance with all applicable Laws regarding labor, employment and employment practices (“Employment Practices”). There are no, and since January 1, 2018 there have not been any, claims, disputes, grievances, or controversies pending or, to Seller’s Knowledge, threatened involving any Business Employee, or group of Business Employees, concerning any Employment Practices.

(c)               The Seller Parties are in material compliance with applicable wage and hour Laws, including payment of wages, classification as exempt and non-exempt, paid time off, and reimbursement of expenses, in respect of the Business Employees. The Seller Parties are, and have been since January 1, 2018, in full compliance with the Worker Readjustment and Notification Act (the “WARN Act”) (29 USC §2101) and any applicable state laws or other Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local Government Officials, or any other Governmental Authority. The Seller Parties have no plans to undertake any action that would trigger the WARN Act or other similar notification requirements.

(d)               To the Knowledge of Seller, no Business Employee is in violation of any term of any employment agreement, non-disclosure, confidentiality agreement, or consulting agreement with any member of the Seller Group or non-competition agreement, non-solicitation agreement or any restrictive covenant with a former employer relating to the right of any such employee to be employed by or provide services to any member of the Seller Group because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(e)               As of the date hereof, there are no performance improvements or disciplinary actions contemplated or pending against any Business Employee with a title of director or higher, nor does any Seller Party have the intention to terminate the employment or other relationship of any of the Business Employees.

Section 3.11        Insurance. Schedule 3.11 of the Disclosure Schedules sets forth a true and complete list of all material insurance policies in force with respect to the Business and the Transferred Assets, copies of which have been provided to Buyer.

Section 3.12        Assumed Leases.

(a)               Schedule 3.12 of the Disclosure Schedules sets forth a complete and accurate list of all real property leased pursuant to the Assumed Leases and the identity of the lessor under each such Assumed Lease, and whether such Assumed Leases requires the applicable landlord’s consent in connection with the consummation of the transactions contemplated by this Agreement. Seller has made available to Buyer a correct and complete copy of each of the Assumed Leases (including all amendments, modifications, extensions and renewals thereto).

(b)               Each Assumed Lease is in all material respects a valid and binding obligation of Seller and, to Seller’s Knowledge, each other party or parties thereto, in accordance with its terms, and is in full force and effect in all material respects, subject to terminations or expirations at the end of the stated term after the date hereof. None of the Seller Parties (i) owes any brokerage commissions or finders’ fees with respect to any of the Assumed Leases, or (ii) has received any written notice from any Governmental Authority with respect to the Assumed Leases, occupancy or use of the Leased Real Property that might materially and adversely affect the rights of any member of the Seller Group in the Leased Real Property.

(c)               No Person other than Seller or another Seller Party occupies or has a right to occupy any Leased Real Property (other than the rights of landlords under any of the Assumed Leases).

(d)               As of the date hereof, none of the Seller Parties has received any written notice of any default of any Assumed Lease. No event has occurred that would result in any breach by a member of the Seller Group of, result in the loss of any right or benefit of, cause acceleration of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right to terminate, cancel, amend or accelerate under, or require any consent of or notice to any Person pursuant to, any of the Assumed Leases, in each case which would reasonably be expected to be, individually or in the aggregate, material to the Business. There is no material sublease, assignment, mortgage, conveyance or other Encumbrance entered into by any Seller Party in respect of any Assumed Lease.

Section 3.13        Intellectual Property.

(a)               Schedule 3.13(a) of the Disclosure Schedules sets forth a true, complete and accurate list of all Registered IP that as of the date hereof is included in the Transferred Intellectual Property. The issued Patents, registered Copyrights and registered trademarks required to be set forth in Schedule 3.13(a) of the Disclosure Schedules are subsisting and, to the Knowledge of Seller, valid and enforceable. One of the Seller Parties is the sole and exclusive owner and, with respect to the Registered IP, record owner, of all the Transferred Intellectual Property, free and clear of all Encumbrances other than Permitted Exceptions. There is no Action pending or, to the Knowledge of Seller threatened, challenging the ownership, scope, validity or enforceability of any Transferred Intellectual Property, other than office actions in the course of prosecution with respect to Registered IP. As of and immediately following the Closing, neither Seller nor any of its Affiliates will own, have a license to, or hold any rights in any Transferred Intellectual Property except as set forth in the Intellectual Property License Agreement. The Transferred Intellectual Property is fully transferable, alienable and licensable, in each case, without restriction beyond those imposed by export control Laws and without payment of any kind to any Person beyond payment of fees to the Patent and Trademark office, domain name registrars and other Intellectual Property offices of the applicable Governmental Authorities.

(b)               There is no, and since January 1, 2018, there has been no, Action (excluding investigations of which Seller does not have Knowledge) pending or, to the Knowledge of Seller, threatened against any of the Seller Parties alleging that the conduct of the Business infringes, violates or misappropriates Intellectual Property Rights of any Person that has resulted in or would reasonably be expected to result in a material liability to the Business, taken as a whole. There are no pending, unresolved claims for indemnity by or against any Seller Party covering any Released Products and, to the Knowledge of Seller, there is no particular reason to expect any such a claim is forthcoming.

(c)               The conduct of the Business does not infringe, violate or misappropriate, and since January 1, 2018, has not infringed, violated or misappropriated, the Intellectual Property Rights of any Person in a manner that has resulted in or would reasonably be expected to result in a material liability to the Business, taken as a whole, Section 3.4(b), Section 3.6(b), Section 3.13(b), this Section 3.13(c) and Section 3.13(d) contain the sole and exclusive representations and warranties regarding any infringement or misappropriation of Intellectual Property Rights.

(d)               To the Knowledge of Seller, no Person is engaging in any activity that infringes, misappropriates or violates any of the Transferred Intellectual Property.

(e)               The members of the Seller Group have taken commercially reasonable measures to protect and preserve the confidentiality, integrity, and security of the material Trade Secrets included in the Transferred Intellectual Property, including requiring all Persons having access thereto to execute written Contracts containing non-disclosure and non-use obligations. There has not been any disclosure of (or access to) any material Trade Secret included in the Transferred Intellectual Property to any Person other than pursuant to an agreement that such Trade Secrets be treated as confidential information, except where failure to do so would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(f)                Except where failure to do so would not reasonably be expected to be, individually or in the aggregate, material to the Business, each employee, contractor and consultant of Seller and its Affiliates that has delivered, developed, contributed to, modified, or improved material Intellectual Property owned or purported to be owned by the Seller Parties and used by the Business that are not owned by a Seller Party by operation of law (each, a “Contributor”) has executed a valid written agreement assigning to Seller exclusive ownership of all such Contributors’ right, title, and interest in and to such Intellectual Property that does not vest with Seller and its Affiliates initially by operation of law.

(g)               None of the Seller Parties are a member or promoter of, or a contributor to, or have made any commitments or agreements regarding, any patent pool, industry standards body, standard setting organization, industry or similar organization, in each case that requires or obligates any of the Seller Parties to grant or offer to any other Person any license or other rights related to FRAND / RAND or zero-royalty license to any Transferred Intellectual Property, except as set forth in Schedule 3.13(g) of the Disclosure Schedules.

(h)               Except as has not been or as would not reasonably be expected to be materially adverse to the Business, since January 1, 2018, (i) no Person has gained unauthorized access to, acquired, or engaged in unauthorized Processing of any Personal Data, and (ii) there have been no failures, breakdowns, breaches, outages or unavailability of the hardware, databases, firmware, networks, platforms, servers, interfaces, applications, web sites or related systems primarily used in the Business (collectively, the “Business Information Systems”), in each case of clauses (i) and (ii), whether owned or maintained by the Seller Group, subcontractors or vendors, or any other Persons on behalf of the Seller Group (each, a “Security Breach”) and none of the Seller Parties has a particular reason to reasonably suspect that a Security Breach has occurred. The Business Information Systems and any Software included in the Transferred Technology are subject to IT security measures designed and implemented consistent with industry practices to keep them free from any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components designed to permit unauthorized access, to disable or erase software, hardware, or data, or to transmit or receive any unauthorized information or materials.

(i)                 Except as has not been or as would not reasonably be expected to be materially adverse to the Business, the Seller Group has at all times since January 1, 2018, (i) used commercially reasonable administrative, technical and physical controls, technologies, processes and practices designed to prevent Security Breaches, and (ii) maintained in place in connection with the Business commercially reasonable security measures, controls, technologies, policies and safeguards sufficient to comply in all material respects with applicable Privacy Obligations and Contracts and requires the same of all vendors that Process Personal Data on their behalf.

(j)                 Except as has not been and as would not, individually or in the aggregate, reasonably be expected to be material to the Business, the Seller Parties are, and since January 1, 2018 have been, in compliance with all Privacy Obligations. The Seller Parties materially follow their posted Privacy Policies regarding the Seller Parties’ Processing of Personal Data in connection with the operation of the Business. Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will violate any Privacy Obligation or Privacy Policy. There is no pending complaint, audit, proceeding, investigation, or claim initiated, or, to the Knowledge of Seller, threatened by any Person or Governmental Authority alleging a violation of a Privacy Obligation with respect to the operation of the Business that would reasonably be expected to result in a material liability to the Business, taken as a whole.

(k)               Except as has not been and as would not, individually or in the aggregate, reasonably be expected to be material to the Business, none of the Business Products or Transferred Technology includes or uses any Open Source Software in a manner which would (i) require the disclosure or distribution in source code form of any material proprietary Software owned by Seller that is kept confidential and included in the Business Products or Transferred Technology, (ii) require as a condition of the use, modification or distribution that any material proprietary Software owned by Seller that is kept confidential and included in the Business Products or Transferred Technology be disclosed or distributed or require the licensing thereof for the purpose of making derivative works or impose any restriction on the consideration to be charged for the distribution thereof or (iii) create, or purport to create, any obligations for Seller or any of its Affiliates (or, after the Closing, on Buyer or any of its Affiliates) to license or grant rights with respect to any Transferred Intellectual Property or material Software owned by any of them. The Seller Parties’ use of Software and Technology has been, and is, in material compliance with the terms and conditions of all applicable Open Source License terms, except where failure to do so would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(l)                 Except pursuant to a written Contract imposing reasonable obligations of confidentiality and limiting use of such source code to activities in connection with the Business Products, neither Seller nor any of its Affiliates, nor any other Person, has disclosed or delivered to any third Person, including an escrow agent, any source code of the Software included in the Transferred Technology. To the Knowledge of Seller and except as has not been and as would not, individually or in the aggregate, reasonably be expected to be material to the Business, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure or delivery by Seller, its Affiliates, or any other Person acting on behalf of Seller or its Affiliates to any third Person of any source code of any Software included in the Transferred Technology. Except as has not been and as would not, individually or in the aggregate, reasonably be expected to be material to the Business, neither the execution, delivery nor performance of this Agreement or any Ancillary Agreement, will result in the release from escrow or delivery of any source code of any Software included in the Transferred Technology to any Person.

(m)              No funding, facilities or personnel of any Governmental Authority, university or other academic institution were used to develop or create, in whole or in part, any Transferred Intellectual Property or Transferred Technology.

Section 3.14        Taxes.

(a)               All material Returns required to have been filed by the Seller Parties with respect to the Transferred Assets or the Business have been duly and timely filed (taking into account all applicable extensions of time to file), and all such Returns are true, correct and complete in all material respects.

(b)               All material Taxes due and payable by the Seller Parties related to the Business or Transferred Assets, whether or not shown to be due on any Return, have been timely paid in full.

(c)               There is no Tax Action pending with respect to any Tax or Return with respect to the Business or the Transferred Assets.

(d)               There are no Encumbrances related to Taxes (except Permitted Exceptions) on any of the Transferred Assets.

(e)               There are no material unpaid Taxes due and owing by the Seller Parties that are or could reasonably be expected to become an Encumbrance on the Transferred Assets.

(f)                None of the Transferred Assets is a United States real property interest within the meaning of Section 897(c) of the Code and Section 1.897-1(c) of the Treasury Regulations.

(g)               No tax sharing or similar agreement (other than this Agreement or any commercial agreement the principal purpose of which does not relate to Taxes) or power of attorney is currently in effect with respect to the Business or the Transferred Assets that would bind, obligate or restrict the Buyer Parties after the Closing Date. No extension or waiver of a statute of limitations relating to Taxes is in effect with respect to the Business or the Transferred Assets.

(h)               To the Knowledge of Seller, no claim or nexus inquiry has been made by a Taxing Authority in a jurisdiction in which a Seller Party does not file a Return that the Transferred Assets or Business are or may be subject to taxation by that jurisdiction or that a Seller Party has or may have a duty to file a Return or pay, withhold or collect Taxes, in each case with respect to the Business or the Transferred Assets.

(i)                 All material amounts required to be withheld or collected by any Seller Party from amounts paid or owing to any employees, creditors, independent contractors or other Persons with respect to the Business or the Transferred Assets for any Taxes, have been collected or withheld, and either paid to the respective Taxing Authorities or set aside in accounts for such purpose in accordance with applicable Law. Each Seller Party has properly (i) collected and remitted all material sales, use, value added, and other similar Taxes with respect to sales made to customers and (ii) for all sales that are exempt from such Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt, in each case, with respect to the Business or the Transferred Assets.

(j)                 None of the Transferred Assets is stock, partnership interests, membership interests, or any other equity or ownership interest in an entity.

Section 3.15        Environmental Matters.

(a)               Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect (i) the Seller Parties are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws and have obtained and are in compliance, and since January 1, 2018 have been in compliance, with all Environmental Permits in connection with the conduct or operation of the Business and the ownership or use of the Transferred Assets; (ii) none of the Seller Parties has received any written notices, citations, information requests, claims, summons, demands, or other communications, and there are no pending or, to Seller’s Knowledge, threatened governmental orders, actions, suits, or proceedings, alleging violation of or Liability pursuant to any Environmental Law against the Seller Parties in connection with the conduct or operation of the Business or the ownership or use of the Transferred Assets; (iii) to Seller’s Knowledge, there has been no release of hazardous substances that has resulted or reasonably could be expected to result in a violation of, or Liability pursuant to, any Environmental Law at or with respect to the real property included within the Transferred Assets; and (iv) none of the real property (including the Leased Real Property) included within the Transferred Assets is listed on, or has been proposed for listing on, any federal or state lists of contaminated sites.

(b)               For purposes of this Agreement:

(i)             “Environmental Laws” means any Laws of any Governmental Authority in effect as of the date hereof relating to protection of the environment, natural resources, or human health and safety.

(ii)            “Environmental Permits” means all Permits under any Environmental Law.

Section 3.16        Material Contracts.

(a)               Schedule 3.16 of the Disclosure Schedules lists each of the following Contracts (such Contracts as described in this Section 3.16(a), subject to the provisions of Section 2.5(c), being “Material Contracts”):

(i)             all Assumed Contracts set forth on Schedule 3.16(a)(i)(1) with customers of the Business, other than Assumed Contracts substantially in a form set forth on Schedule 3.16(a)(i)(2) of the Disclosure Schedules and made available to Buyer (the “Customer Standard Forms”)

(ii)            all Assumed Contracts that limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time, or that, in connection with the Business, restricts the right of Seller to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status;

(iii)           all joint venture, partnership or similar Assumed Contracts regarding ownership of or investments in any Person, business or enterprise;

(iv)           all Assumed Contracts that are inbound or outbound licenses regarding the use of any material Transferred Intellectual Property or Transferred Technology;

(v)            all Assumed Contracts that involve the lease of equipment with remaining payments that exceed $50,000 in any 12-month period;

(vi)           all Assumed Contracts that restrict any Seller Party’s ability to own, use, register, disclose or enforce any Transferred Intellectual Property (other than non-exclusive licenses);

(vii)          all Assumed Contracts with a Significant Customer, Significant Supplier or Governmental Authority (provided that the Seller shall have no obligation to list on Schedule 3.16(a)(vii) any purchase orders entered into with a Significant Customer on a Customer Standard Form or Significant Supplier in a form set forth on Schedule 3.16(a)(vii) of the Disclosure Schedules and made available to Buyer);

(viii)         all Assumed Contracts that involve an obligation to purchase a minimum quantity of goods or services;

(ix)           any collective bargaining agreements or other agreements with a trade union, works council or other similar labor organization to which a Seller Party is a party or otherwise bound that would affect any Business Employees after the Closing;

(x)            any Assumed Contract relating to any disposition or acquisition of assets or any interest in any business enterprise, except for the sale of products or services in the ordinary course of business;

(xi)           all Assumed Contracts that are settlement, conciliation or similar agreements which would require payment in excess of $100,000 after the date hereof or which materially restrict or impose material obligations upon the Business; and

(xii)          all Assumed Contracts between or among members of the Seller Group, any of their respective Affiliates, or any Person with whom the Seller Parties do not deal at arms’ length or to which any executive officer or director of a member of the Seller Group is a party.

(b)               Each Assumed Contract and Shared Contract is valid and binding on the applicable Seller Party and, to the Knowledge of Seller, the counterparties thereto, and is in full force and effect. No Seller Party is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, be material to the Business or the Transferred Assets, and to Seller’s Knowledge, each of the other parties thereto has performed all obligations required to be performed by it under, and is not in breach of or default under, any Material Contract. No event has occurred that would result in a material breach by any Seller Party of, result in the loss of any material right or benefit of, cause acceleration of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right to terminate, cancel, amend or accelerate under, or require any consent of or notice to any Person pursuant to, any Material Contract. As of the date hereof, no Seller Party has received any written notice, or, to Seller’s Knowledge, oral notice, of any Person’s intent to terminate or materially amend any Material Contract. Seller has made available to Buyer correct and complete copies of all Material Contract, in each case together with all amendments and supplements thereto, and no material changes have been made to any Material Contract since the date on which such Material Contract was made available to Buyer, except such changes as have been made available to Buyer.

Section 3.17        Customers and Suppliers.

(a)               Schedule 3.17 of the Disclosure Schedules sets forth a true and complete list of the names of the 20 largest customers (based on revenue recognized during the applicable time period) to whom the Business has sold products during the year ended January 2, 2021 (each a “Significant Customer”), and the 15 largest suppliers or service providers (based on amounts paid during the applicable time period) from whom the Business has purchased supplies or services during the year ended January 2, 2021 (each a “Significant Supplier”).

(b)               As of the date of this Agreement, no Seller Party has received written notice from any Significant Customer or Significant Supplier that such Person shall not continue as a customer, supplier or service provider, as applicable, of the Business or that such Person intends to terminate or materially modify any Assumed Contract or renegotiate the price or other material terms thereof and, to Seller’s Knowledge, no Significant Customer or Significant Supplier plans to do any of the foregoing. None of the Significant Suppliers represents a sole source of supply for goods or services used in the conduct of the Business.

Section 3.18        Warranties. Schedule 3.18 of the Disclosure Schedules sets forth (x) a correct and complete copy of the standard form product warranty with respect to Released Products and (y) any warranties provided by any of the Seller Parties with respect to Released Products that are materially different from the standard form product warranty. No oral warranties have been given or made with respect to the Released Products. The Seller Parties have not been notified in writing or, to the Knowledge of Seller, orally of any claims for any warranty obligations with respect to the Released Products in excess of $175,000 in any of the last three fiscal years of Seller.

Section 3.19        Inventory; Transferred Personal Property.

(a)               All Inventory included in the Transferred Assets is in all material respects of good and merchantable quality and is usable and saleable in the ordinary course of business in all material respects, except for obsolete materials and materials of below standard quality in amounts consistent with past practice. The Inventory levels maintained by the Seller Parties for the Business as of the Closing Date will be reasonably adequate for the conduct of the operations of the Business in the ordinary course of business and at levels that, together with orders placed by Buyer with suppliers of raw materials at the Closing, will be sufficient to reasonably support purchase orders relating to the Business that have been placed with the Seller Parties as of the Closing. None of the Inventory is held on consignment by third parties or by distributors.

(b)               The Transferred Personal Property is in good operating condition, working order and repair in all material respects, subject to ordinary wear and tear considering the age and ordinary course of use of such Transferred Personal Property and routine maintenance, and is suitable for the purposes for which it is currently being used.

Section 3.20        Affiliate Transactions. No director, officer, employee, Affiliate, or, to the Knowledge of Seller, any “associate” or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities Exchange Act of 1934, as amended) of Seller or its Affiliates (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of Seller or any of its Affiliates, (a) is a party to any Contract relating to the Business or the Transferred Assets, (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any Transferred Asset or Assumed Liability, or (c) provides services to Seller or any of its Affiliates relating to the Business or the Transferred Assets.

Section 3.21        Brokers. Except for Qatalyst Partners LP, the fees, commissions and expenses of which will be paid by Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Seller Parties.

Section 3.22        Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the Ancillary Agreements, each of the following statements will be correct and complete:

(a)               The aggregate value of all assets of the Seller Parties at their respective then present fair saleable values exceeds the amount of all of the third-party debts and Liabilities (including contingent, subordinated, unmatured and unliquidated Liabilities) of the Seller Parties and their respective Subsidiaries, on a consolidated basis. For purposes of this Section 3.22, “present fair saleable value” means the amount that may be realized within a reasonable time through a sale within such period by a capable and diligent businessperson from an interested buyer who is willing to purchase under ordinary selling conditions;

(b)               As a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, none of the Seller Parties will become insolvent as such term is used in Sections 547 and 548 of the United States Bankruptcy Code or in any other applicable preference, fraudulent transfer or fraudulent conveyance laws, statutes, rules or regulations applicable to the Seller Parties; and

(c)               The consideration received by the Seller Parties hereunder constitutes reasonably equivalent consideration for the Transferred Assets and the Seller Parties’ entrance into the transactions contemplated by this Agreement and the Ancillary Agreements.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 4.1            Organization.

(a)               Each of the Buyer Parties is duly organized and validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate or equivalent company power and authority to (i) own, lease and operate its assets and (ii) carry on its business as it is now being conducted.

(b)               Each Buyer Party is duly qualified and licensed to do business as a foreign corporation in, and is in good standing (where such concept is applicable) in, each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such licensing necessary, except, in each case, where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2            Authority. Buyer has the corporate or equivalent company power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. Each other Buyer Party has full corporate or equivalent company power and authority to execute and deliver each of the Ancillary Agreements to which it will be a party, to perform its obligations thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and by each Buyer Party of each of the Ancillary Agreements to which it will be a party and the consummation by each Buyer Party of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements will have been, duly executed and delivered by each Buyer Party that is a party thereto and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements will constitute, the legal, valid and binding obligations of each Buyer Party, enforceable against such Buyer Party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3            No Conflict; Required Filings and Consents.

(a)               The execution, delivery and performance by Buyer of this Agreement and the execution, delivery and performance by each Buyer Party of each of the Ancillary Agreements to which it will be a party, and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)               conflict with or violate the certificate of incorporation or bylaws of any Buyer Parties;

(ii)              conflict with or violate any Law applicable to the Buyer Parties or by which any property or asset of the Buyer Parties is bound or affected; or

(iii)            conflict with, result in any breach of, result in the loss of any right or benefit of, or cause acceleration of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) (or give rise to any right to terminate, cancel, amend or accelerate) under, or require any consent of any Person pursuant to, any material contract or agreement to which any Buyer Party is a party;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have or reasonably be expected to have a Buyer Material Adverse Effect.

(b)               The Buyer Parties are not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer Parties of this Agreement and each of the Ancillary Agreements to which it will be a party or the consummation of the transactions contemplated hereby and thereby, except (i) the Required Antitrust Approvals, (ii) where failure to obtain such notice, authorization, approval, order, permit or consent, or to make such filing or notification, would not, individually or in the aggregate, have or reasonably be expected to have a Buyer Material Adverse Effect or (iii) as may be necessary solely as a result of any facts or circumstances relating to Seller or any of its Affiliates.

Section 4.4            Financing.

(a)               Buyer has delivered to Seller a true, complete and correct copy of the executed Debt Commitment Letter and all related fee letters (together with the Debt Commitment Letter, the “Debt Commitment Documents”) (redacted in a customary fashion as to economic terms and other commercially sensitive numbers and provisions specified in any such fee letter (including any provisions relating to “flex” terms or similar concepts), none of which could adversely affect the availability, conditionality, enforceability or amount (except by reason of any increased fees or original issue discount resulting from the “flex” terms or similar concepts contained in any such fee letter) of the Financing contemplated thereby) as in effect on the date hereof. The Debt Commitment Documents delivered to Seller have not been amended or modified in any manner prior to the date of this Agreement, and as of the date of this Agreement, no such amendment is contemplated by Buyer or, to the knowledge of Buyer, any other party thereto, except as expressly contemplated by the Debt Commitment Letter. As of the date of this Agreement, neither Buyer nor any of its Affiliates has entered into any agreement, side letter or other arrangement of any kind relating to the Financing contemplated by the Debt Commitment Documents that would reasonably be expected to affect the availability, conditionality, enforceability or, except as contemplated under the “flex” terms or similar concepts contained in any fee letter referred to above, amount of the Financing contemplated by the Debt Commitment Letter. As of the date hereof, the commitments contained in the Debt Commitment Letter have not been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Buyer, no such termination, reduction, withdrawal or rescission is contemplated except as set forth in the Debt Commitment Letter. As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of Buyer and, to the knowledge of Buyer, each other party thereto, in each case, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). Buyer has fully paid (or caused to be paid) any and all commitment fees and other amounts, if any, that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Buyer or, to the knowledge of Buyer, any other party thereto under the Debt Commitment Letter. Assuming (a) the truth and accuracy of Seller’s representations and warranties hereunder, (b) compliance by Seller with its obligations hereunder and (c) the satisfaction of the conditions set forth in ARTICLE VII at the Closing, as of the date hereof, Buyer has no reason to believe that (i) it will be unable to satisfy on a timely basis any term of the Debt Commitment Letter or (ii) the Financing contemplated by the Debt Commitment Letter will not be available to Buyer at the Closing to the extent required to pay the Required Amounts (as defined below). There are no conditions precedent or contingencies related to the funding of the Financing contemplated by the Debt Commitment Letter, other than the Financing Conditions.

(b)               Buyer has on the date hereof, or will have at the Closing, the financial capability and all sufficient funds on hand necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms and subject to the conditions set forth in the Agreement and the Ancillary Agreements, as applicable, and to pay all related fees and expenses (collectively, the “Required Amounts”). Notwithstanding anything to the contrary herein, Buyer acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third-party financing and affirms that obtaining such financing is not a condition to the Closing.

Section 4.5            Brokers. Except for J.P. Morgan Securities LLC, the fees, commissions and expenses of which will be paid by Buyer, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer Parties.

ARTICLE V
COVENANTS

Section 5.1            Conduct of Business Prior to the Closing.

(a)               Except as otherwise contemplated by this Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, unless Buyer shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause the other Seller Parties to, conduct the Business in the ordinary course of business in all material respects, and Seller shall, and shall cause the other Seller Parties to, use their commercially reasonable efforts to preserve in all material respects the present commercial relationships with key Persons with whom the Seller Parties deal in connection with the conduct of the Business in the ordinary course and maintain the Transferred Assets in good operating condition and repair or restore such assets as necessary for the operation of the Business in the ordinary course of business.

(b)               Except as otherwise contemplated by this Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, without the prior consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not, and shall not permit the other Seller Parties to, in connection with the Business and the Transferred Assets:

(i)                 sell, assign, transfer, lease, sublease, license, Encumber (other than a Permitted Exception) or otherwise dispose of any Transferred Assets or any interest therein, or grant an option to do any of the foregoing, other than dispositions of Inventory sold or disposed of, or non-exclusive licenses granted, in each case, in the ordinary course of business consistent with past practice;

(ii)              change the nature or scope of the Business in any material respect;

(iii)            create, assume or incur, or agree to create, assume or incur, any obligation or Liability (contractual or otherwise, including any indebtedness) that would constitute an Assumed Liability, except in the ordinary course of business;

(iv)             (A) amend, terminate, modify, cancel any material provision of, or waive any rights under or otherwise alter or change any of the material terms or provisions of any Assumed Contract or create any material default under the terms of any Assumed Contract, or (B) enter into any Interim Contract that would (1) restrain, restrict, limit or impede in any material respect the ability of Buyer or any of its Affiliates to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons after the Closing, (2) require the Buyer or any of its Affiliates to purchase all or substantially all of its requirements for a Business Product from a particular Person, (3) impose any restriction on the right of the Buyer or its Affiliates to acquire any product or other asset or any services from any other Person or to transact business or deal with any other Person, (4) require the procurement of any consent, waiver or novation in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, (5) grant a most favored nation pricing or exclusive rights to a counterparty, (6) constitute a co-development arrangement with any other Person, (7) create or purport to create any partnership or joint venture or any sharing of profits or losses with any third party, (8) provide another Person (other than the Buyer or any of its Affiliates) with the exclusive right to design, develop, manufacture, assemble, test, market or sell any of the Business Products or (9) not be cancellable without any fee or penalty or any ongoing material obligation or not reasonably be expected to be fully performed, in each case within 180 days after the Closing, except with respect to this subclause “(9)”, for (x) a Contract (or a series of related Contracts) that involve payments to be made at or following the Closing of less than $1,000,000 or (y) Contracts entered into in the ordinary course of business consistent with past practices for purchases of raw materials, work-in-progress, finished goods, supplies, packaging materials and other inventories or production services;

(v)               acquire any corporation, partnership, limited liability company, other business organization or division thereof or any assets other than in the ordinary course of business, in each case that is material, individually or in the aggregate, to the Business taken as a whole;

(vi)             except as otherwise provided in Schedule 5.1(b)(vi) of the Disclosure Schedules, (A) grant or announce any increase or decrease in the salaries, bonuses, equity or equity-based incentives, or other compensation or benefits payable to any Business Employees, except in the ordinary course of business where (x) such increase or decrease, taken together with any other increase or decrease, does not exceed (1) one percent of the total base salary and target bonus opportunity previously payable, in the aggregate, to all Business Employees on the date hereof and (2) with respect to any Business Employee, three percent of the total base salary and target bonus opportunity previously payable to such Business Employee, (y) is effected in the ordinary course of business consistent with past practice, and (z) Buyer is provided written information on such action on a per-Business Employee basis at least three Business Days prior to its implementation, (B) accelerate the time of payment or vesting of any equity, equity-based awards, or other compensation, benefits or other rights under any Employee Plan with respect to any Business Employee, (C) except as expressly permitted in clause (A) above, enter into, amend or terminate any Employee Plan or any arrangement that would be an Employee Plan if it were in existence on the date of this Agreement, to the extent that such change would increase the Buyer Parties’ obligations pursuant to Section 5.5, or (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan, agreement, contract or arrangement with respect to any Business Employee, in each case, other than (1) as required by Law or (2) as may be required pursuant to the terms of any Employee Plan in existence on the date hereof, and in each case of clauses (1) and (2), Buyer is provided written information on such action at least three Business Days prior to its implementation to the extent legally permissible;

(vii)          terminate the employment of any Business Employee whose base salary is at least $100,000 annually, except for terminations for Cause (as determined by Seller in its sole discretion), or relocate the employment of any Business Employee;

(viii)        modify, amend, extend, renew, terminate or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any trade or labor union, works council, employee representative body, or labor organization in a manner that would affect any Business Employees;

(ix)             change the accounting methods, principles or practices as they relate to the Business, except as required by GAAP or in accordance with changes made by Seller affecting its financial statements generally or make any material change in Seller’s general pricing practices or policies;

(x)               (A) fail to use commercially reasonable efforts to buy or sell Inventory consistent with the ordinary course of business consistent with past practice, including with respect to timing, pricing, discounting practices, warranties offered, bundling, sales volume and service levels; (B) engage in “channel stuffing” or “trade loading” of any Released Products that could reasonably be expected to result in a material increase or decrease, temporary or otherwise, in the demand for any Released Product; (C) fail to use commercially reasonable efforts to order raw materials or other supplies for the manufacture of Released Products in quantities in the ordinary course of business and consistent with the manufacturing needs of the Business; or (D) delay purchases of Inventory in consideration of customer orders or fail to use commercially reasonable efforts not to take other actions that would cause Inventory levels to be other than consistent with historic levels and in any event sufficient to meet expected customer requirements consistent with past practice; provided, that (x) it will be considered “commercially reasonable” for purposes of this Section 5.1(b)(x) for the relevant Seller Party to, if requested by Buyer, propose or agree to pay a premium of up to 20% for Inventory, (y) the parties hereto acknowledge and agree that certain industry-wide supply shortages may not permit Seller to maintain inventory levels consistent with historical practice but Seller will enforce any amounts of available committed supply relating to Inventory of the Business and Seller will consult with Buyer and take such reasonable actions as are proposed by Buyer to retain or replace supply where a vendor proposes to cancel committed supply, and (z) it will not be considered “commercially reasonable” for purposes of this Section 5.1(b)(x) for a Seller Party to materially breach its obligations under any Assumed Contract;

(xi)             sell, lease, license, transfer, divest, abandon, allow to lapse, dispose of, or otherwise mortgage, encumber or subject to any Encumbrance (other than Permitted Exceptions) to any third Person any Transferred Intellectual Property, except for non-exclusive licenses granted and covenants not to sue extended in the ordinary course of business;

(xii)          disclose, deliver, license, provide or otherwise make available to any Person any of the Source Code for the Software included in the Transferred Technology except pursuant to a written Contract imposing reasonable obligations of confidentiality and limiting use of such source code to activities in connection with the Business Products entered into in the ordinary course of business;

(xiii)        enter into any settlement, conciliation or similar agreement in respect of any pending or threatened Action relating to the Business, the Transferred Assets or Assumed Liabilities if such settlement, conciliation or similar agreement would involve any injunctive or equitable relief or result in any Assumed Liability; or commence any Action relating to or affecting the Business, the Transferred Assets or Assumed Liabilities for an amount that exceeds $250,000 in any individual case or $1,000,000 in the aggregate;

(xiv)         fail to pay when due any material obligation related to the Business; or

(xv)           authorize, resolve, commit or agree (by Contract or otherwise) to do any of the foregoing.

Section 5.2            Covenants Regarding Information.

(a)               From the date hereof until the Closing Date, upon reasonable advance written notice, Seller shall, and shall cause its Affiliates to, (i) afford the Buyer Parties and their Representatives reasonable access to (A) the Transferred Assets and assets licensed to Buyer under the Intellectual Property License Agreement, (B) senior manager level Business Employees and human resources Business Employees, (C) any of the Seller Parties’ employees that are not Business Employees, but which are significantly involved in, or have significant oversight over, the Business (including human resource functions for the Business) or the Transferred Assets and (D) the customers and distributors of the Business as may be reasonably necessary for Buyer to prepare for an orderly transition of the Business at the Closing, and (ii) furnish Buyer with such financial, operating and other data and information to the extent relating exclusively to the Business, the Transferred Assets, the assets licensed to Buyer under the Intellectual Property License Agreement, or the Assumed Liabilities as Buyer may reasonably request; provided, however, that Buyer shall pay its costs and expenses incurred in conducting such review and reimburse Seller for its reasonable documented out-of-pocket costs and expenses incurred in facilitating such review, and such review shall be conducted during normal business hours, under the supervision of Seller’s personnel and in such a manner as not unreasonably to interfere with the normal operations of the Seller Parties or the Business.

(b)               From the date of this Agreement until the Closing Date, Seller shall, on a weekly basis, promptly notify Buyer in writing of (i) any reduction or delays in supply commitments from suppliers and (ii) any supply shortages or other factors that cause, or are reasonably likely to cause, Inventory levels to be other than consistent with historic levels or insufficient to meet expected customer requirements consistent with past practice.

(c)               For a period of five years after the Closing or, if shorter, the applicable period specified in the Buyer Parties’ document retention policy, Buyer shall, and shall cause its Affiliates to, afford the Representatives of Seller reasonable access upon reasonable advance written notice (including the right to make photocopies), during normal business hours, to the senior manager level Transferred Employees and to its books and records to the extent relating exclusively to the Business, the Transferred Assets and the Assumed Liabilities as necessary to enable the Seller Parties to: (i) comply with any reporting, filing or other requirements imposed by any Governmental Authority or stock exchange upon which Seller is listed; (ii) assert or defend any claims or allegations in any Action; or (iii) perform its obligations under this Agreement or the Ancillary Agreements; provided, however, that any such access shall be conducted at Seller’s expense and in such a manner as not to unreasonably interfere with the normal business operations of the Buyer Parties or the Business. In order to facilitate the prosecution or protection of Intellectual Property Rights that are Excluded Assets and that have a Transferred Employee named as an inventor, or for any Actions where access to Transferred Employees is necessary, for a period of five years following the Closing Date, at Seller’s expense, Buyer shall afford Seller and its Representatives reasonable access upon reasonable advance written notice, to the Transferred Employees that remain in its employ to execute any documents and take any other reasonable actions requested by Seller in connection with such Actions or such prosecution or protection of Intellectual Property Rights.

(d)               For a period of five years after the Closing or, if shorter, the applicable period specified in the Seller Parties’ document retention policy, the Seller Parties shall, and shall cause their Affiliates to, (i) retain the books and records to the extent relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to a Buyer Party in accordance with the terms of this Agreement and (ii) upon reasonable advance written notice, afford the Representatives of Buyer reasonable access (including the right to make photocopies), during normal business hours, to such books and records to the extent relating to the Business, the Transferred Assets and the Assumed Liabilities as necessary to enable the Buyer Parties to: (A) comply with any reporting, filing or other requirements imposed by any Governmental Authority or stock exchange upon which Buyer is listed; (B) assert or defend any claims or allegations in any Action; or (C)  perform its obligations under this Agreement or the Ancillary Agreements; provided, however, that any such access shall be conducted at Buyer’s expense and in such a manner as not to unreasonably interfere with the normal business operations of the Seller Parties. In order to facilitate the prosecution or protection of Transferred Intellectual Property that has an employee of the Seller Group that is not a Transferred Employee named as an inventor, or for any Actions where access to such employees is necessary, for a period of five years following the Closing Date, at Buyer’s expense, Seller shall afford Buyer and its Representatives reasonable access upon reasonable advance written notice, to such employees to execute any documents and take any other reasonable actions requested by Buyer in connection with such Actions or such prosecution or protection of Intellectual Property Rights.

(e)               Notwithstanding anything to the contrary in this Agreement, neither the Seller Parties nor the Buyer Parties shall be required to provide access to any information to the other party or its Representatives if Seller or Buyer, as the case may be, determines, in its reasonable discretion as to itself or any of its Affiliates, that (i) such access would jeopardize any attorney-client or other legal privilege, (ii) such access would contravene any applicable Laws, fiduciary duty or binding agreement (including any confidentiality agreement) entered into prior to the date hereof, (iii) the information to be accessed is pertinent to any Action in which a member of the Seller Group, on the one hand, and Buyer or any of its Affiliates, on the other hand, are engaged, (iv) the information to be accessed should not be disclosed due to its competitively sensitive nature, or (v) the information to be accessed relates to any consolidated, combined or unitary Return filed by such party or any of its respective predecessor entities. Notwithstanding the foregoing, each of the parties agrees to cooperate in good faith and use its commercially reasonable efforts to mitigate the foregoing restrictions to allow disclosure of such information without causing any of the consequences described in clauses (i), (ii) or (iv).

Section 5.3            Exclusivity.

(a)               No Seller Party shall, and each of them shall cause their respective Affiliates and Representatives not to, directly or indirectly, solicit, knowingly encourage, knowingly facilitate, initiate, enter into, or accept any inquiry, negotiation, proposal or offer from, or otherwise cooperate in any way with, any Person or group, concerning a Competing Transaction, or initiate, enter into or continue to participate in any activities, discussions or negotiations with any Person or group concerning a Competing Transaction, or agree to or endorse any Competing Transaction.

(b)               Seller shall: (i) immediately notify any Person or group with which discussions or negotiations of the nature described in Section 5.3(a) are pending as of the date of this Agreement that Seller is terminating such activities, discussions or negotiations; and (ii) promptly (and in any event within one Business Day) terminate access to any online or other data rooms containing information with respect to Seller Parties (with respect to the Business), the Business, the Transferred Assets and the Assumed Liabilities by each Person and its representatives that on or prior to the date of this Agreement had access to any such online or other data rooms (other than Buyer, its Affiliates and their Representatives). At Buyer’s request, Seller shall, or shall cause a Seller Party to, request the return or destruction of any information previously provided with respect to the Business, the Transferred Assets or the Assumed Liabilities.

Section 5.4            Notification of Certain Matters. Until the Closing, each party hereto shall promptly notify the other party in writing of (i) any Action seeking to prohibit the transactions contemplated by this Agreement or otherwise relating to this Agreement and (ii) any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in ARTICLE VII of this Agreement becoming incapable of being satisfied.

Section 5.5            Employee Benefits.

(a)               Offers of Employment for all Business Employees. Effective as of the Closing Date, Buyer shall, or shall cause one of its Affiliates to, offer employment to each Business Employee listed on Schedule 3.9(a) of the Disclosure Schedules who does not otherwise transfer automatically to Buyer or any of its Affiliates pursuant to any applicable foreign Law on the Closing Date, in a geographic workplace location within 35 miles of the Business Employee’s workplace location as of the date of this Agreement. Buyer shall offer such Business Employees (i) a base salary (but excluding employee benefit opportunities that are addressed in Section 5.5(e) below) upon terms no less favorable than the base salary in effect with respect to such Business Employee immediately prior to the Closing Date, (ii) one-time target equity incentive opportunities having at least the minimum essential terms of equity incentive opportunities set forth on Schedule 5.5(a)(ii) of the Disclosure Schedules and (iii) a target bonus opportunity, together with a one-time bonus issued in the year of the Closing, upon terms no less favorable in the aggregate than the target bonus opportunity in effect with respect to such Business Employee immediately prior to the Closing Date (such aggregate amount, with respect to each Business Employee, the “Total Compensation Opportunities”). In addition to such Total Compensation Opportunities, Buyer shall assume each Business Unit Sale Agreement and Change in Control Agreement to which a Business Employee is a party and that is set forth on Schedule 5.5(a)(iii) of the Disclosure Schedules (each, a “Business Employee Severance Agreement”) on terms equivalent to the terms of such Business Employee Severance Agreement, and Buyer’s employment offer to such Business Employees must be sufficient so as not to constitute “good reason” under such Business Employee Severance Agreement. The Business Employees who accept such offers of employment from Buyer and continue employment with Buyer following the Closing are referred to herein as “Non-Automatic Transferred Employees.” Buyer and Seller shall reasonably cooperate in providing each other with sufficient information to determine whether the offered Total Compensation Opportunities are consistent with the requirements of this Section 5.5. Notwithstanding the foregoing, only those Business Employees having a work location in jurisdictions outside the United States where such Business Employees transfer automatically under applicable Law as indicated on Schedule 5.5(a)(iv) of the Disclosure Schedules, shall transfer automatically to Buyer or any of its Affiliates at the Closing, and such Business Employees are referred to herein as “Automatic Transferred Employees” (collectively, with the Non-Automatic Transferred Employees, the “Transferred Employees”). Buyer shall maintain the Total Compensation Opportunities for each Transferred Employee at least at the level specified in this Section 5.5(a) until at least the earlier of (i) the date that is twelve months following the Closing Date (except as otherwise provided in any applicable Business Employee Severance Agreement set forth on Schedule 5.5(a)(ii) of the Disclosure Schedules) (the “Maximum Benefit Period”), and (ii) the date that such Transferred Employee ceases to be employed by Buyer or any of its Affiliates. The parties will comply with all respective notice and consultation requirements with any applicable labor union, works council or similar labor organization, in all material respects, as may be required by the transactions contemplated by this Agreement. For the avoidance of doubt, (i) any Liabilities with respect to any Business Employee who does not accept Buyer’s offer of employment and become a Transferred Employee shall be Excluded Liabilities, provided that Buyer’s offer of employment complied with the provisions of this Section 5.5, and (ii) any Liabilities that accrued under the Business Employee Severance Agreements prior to the Closing shall be Excluded Liabilities.

(b)               Liability for Non-Offered Business Employees and Statutory Severance. Buyer may choose not to offer employment to one or more Business Employees, and provided that Seller shall terminate such Business Employees effective at or before the Closing, Buyer shall pay any costs and expenses arising out of or relating to the termination of employment of such Business Employees by Seller pursuant to (i) any severance, notice or pay in lieu of notice or any other termination obligations to such Business Employees pursuant to any Employee Plan set forth on Section 3.9(b) of the Disclosure Schedules, and (ii) any change of control payments or payments in connection with such termination of employment payable to such Business Employees (determined as if a “change in control” or term of similar effect took place prior to such termination) under any Employee Plan or other Contract relating to any such Person’s employment and set forth on Section 3.9(b) of the Disclosure Schedules, including without limitation, the value of any unvested equity incentive award of Seller issued prior to the Closing Date in accordance with the provisions of Section 5.1(b)(vi) (and set forth on a revised Schedule 3.9(c) of the Disclosure Schedules to be provided to Buyer as soon as reasonably practical following the grant of any such additional awards) the vesting of which would accelerate as a result of such termination of employment, plus any employment, payroll or similar Taxes of any Seller Party attributable to such amount (collectively, the “Non-Offered Severance and Acceleration Payments”). Furthermore, any statutory severance, pay in lieu of notice, or other statutorily required termination or similar payments in connection with a Business Employee’s termination of employment upon the Closing that may be required to be paid by the Seller Parties to any Business Employee located in any jurisdiction other than the United States pursuant to applicable local law shall, together with the Non-Offered Severance and Acceleration Payments, collectively constitute the “Severance and Acceleration Payments”, and be included in the Severance and Acceleration Payment Amount. Notwithstanding the foregoing, Buyer shall have no obligation to pay any Severance and Acceleration Payments on behalf of any Business Employee who is not a Transferred Employee who remains employed with any of the Seller Parties, provided that Buyer’s offer of employment complied with the provisions of this Section 5.5. If any Seller Party rehires, within 18 months following the Closing, any Transferred Employee who has not been terminated by Buyer, such Seller Party shall promptly reimburse Buyer for the portion of the Severance and Acceleration Payments that Buyer paid on behalf of such Transferred Employee. The value of any unvested equity incentive award of Seller set forth on a revised Schedule 3.9(c) of the Disclosure Schedules and included in the Severance and Acceleration Payments and accelerated as provided by this Section 5.5(b) shall be determined on the basis of the last closing price of Seller’s common stock as reported on the Nasdaq Stock Market immediately preceding the Closing Date. For the avoidance of doubt, the Liabilities contemplated in this Section 5.5(b) shall not exceed the Severance and Acceleration Payment Amount.

(c)               Service Credit. Subject, and in addition to, any requirements imposed by applicable Law, Buyer shall provide the Transferred Employees service credit for all periods of employment and/or service with Seller and its Affiliates prior to the Closing Date (including service with predecessor employers, to the extent that such credit was provided by the Seller Group) to the extent set forth on Section 3.9(a) of the Disclosure Schedules, for purposes of eligibility to participate, vesting and, with respect to severance and vacation benefits only, determining the level of benefits under Buyer’s relevant plans and policies and applicable Law; provided, that such service shall not be recognized to the extent such credit would result in a duplication of benefits or for purposes of any equity incentive awards, defined benefit pension plan or retiree medical plan sponsored or maintained by Buyer or its Affiliates.

(d)               Severance. Buyer shall, or shall cause its Affiliates to, provide severance benefits to any Transferred Employee whose employment with Buyer is terminated by Buyer or its Affiliates (other than for Cause) during the twelve-month period following the Closing Date as set forth on Schedule 5.5(d) of the Disclosure Schedules. Where applicable to a Transferred Employee, any severance benefits shall be governed by the applicable Business Employee Severance Agreement set forth on Schedule 5.5(a)(iii) of the Disclosure Schedules. Notwithstanding anything to the contrary herein, nothing in this Section 5.5 shall impact Buyer’s right to terminate the employment of a Transferred Employee. For the avoidance of doubt, any Transferred Employees outside the United States shall receive credit for all purposes for all periods of employment and/or service with Seller and its Affiliates, including credit for severance benefits, acquired gratuity payments and any other statutorily accrued entitlements that are not paid out on such Transferred Employee’s termination by Seller (or any of its Affiliates) and employment by Buyer (or any of its Affiliates), to the extent required by applicable Law.

(e)               Employee Benefits—General. Subject, and in addition to, any requirements imposed by applicable Law and, where applicable to a Transferred Employee, the provisions of the applicable Business Employee Severance Agreement set forth on Schedule 5.5(a)(ii) of the Disclosure Schedules, Buyer, for at least one year following the Closing Date, shall provide the Transferred Employees with employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Buyer and its Affiliates. Except for the obligation of Buyer for Severance and Acceleration Payments, Seller shall bear the expense of and responsibility for all Liabilities arising from claims by the Transferred Employees for benefits under the Employee Plans, and Buyer shall bear the expense of and responsibility for all Liabilities arising from claims by the Transferred Employees for benefits attributable to periods after the Closing under the benefit plans maintained by the Buyer, including any claims under such plans relating to severance from employment after the Closing (including without limitation any such severance that relates to or results from any failure of the Buyer to comply with the provisions of this Section 5.5). For purposes of determining whether Liability for welfare benefit claims is incurred prior to, or on or following the Closing Date, claims shall be deemed to be incurred as follows: (A) with respect to short-term disability, long-term disability, life and accidental death and dismemberment benefits, upon the event giving rise to such benefits, and (B) with respect to medical, dental, vision care, prescription and health-related benefits, upon provision of medical, dental, vision, prescription and health-related services, materials or supplies, unless otherwise specifically provided in the applicable welfare benefit plan. Except as may be specifically required by this Agreement or by applicable Law, Buyer shall not be obligated to continue to provide any particular employee benefits to any Transferred Employee.

(f)                Defined Contribution Plans. Buyer agrees to have in effect on the Closing Date a defined contribution plan or plans with a salary reduction arrangement that covers Transferred Employees located in the United States (the “U.S. Transferred Employees” ), the terms of which meet the requirements of Sections 401(a) and 401(k) of the Code (such plan or plans, the “Buyer Savings Plan”). Each U.S. Transferred Employee who is eligible to contribute to Seller’s defined contribution plan (the “Seller Savings Plan”) on the Closing Date shall be eligible to contribute to the Buyer Savings Plan commencing as soon as administratively practicable after the Closing Date. The U.S. Transferred Employees shall be permitted to roll over their account balances (including loan balances, if permitted by applicable plan documents and plan administrator) from the Seller Savings Plan accrued through the Closing Date into their new accounts under the Buyer Savings Plan as soon as administratively feasible after the Closing Date and subject to the terms and conditions of such plan, but in no event in contravention of ERISA or the Code.

(g)               Welfare Benefit Plans.

(i)                 Effective as of the Closing Date, Buyer shall offer the U.S. Transferred Employees and their eligible dependents participation in the welfare benefit plans of Buyer or its Affiliate (collectively, the “Buyer Welfare Benefit Plans”) in a manner that is compliant with the applicable plan documents and as permitted by the plan administrator. Buyer shall use commercially reasonable efforts to (i) waive all waiting periods and pre-existing condition clauses under the Buyer Welfare Benefit Plans for the U.S. Transferred Employees and their eligible dependents who were participating in the welfare benefit plans and programs of Seller and its Affiliates before the Closing Date; and (ii) waive all deductible and out-of-pocket maximum clauses under the Buyer medical insurance plans for the calendar year in which the Closing Date occurs for U.S. Transferred Employees and their eligible dependents who were participating in the medical insurance plans and programs of Seller and its Affiliates before the Closing Date.

(ii)              Effective as of the Closing Date, Buyer shall assume all responsibilities and obligations for continuation coverage under Sections 601 et seq. of ERISA (“COBRA Obligations”) and any state continuation coverage requirements with respect to the Transferred Employees and their beneficiaries to the extent such COBRA Obligations arise on a date following the Closing Date. Seller agrees that it shall retain responsibility for COBRA Obligations with respect to all covered employees for whom a “qualifying event” under COBRA occurs on or prior to the Closing.

(h)               Vacation Benefits. From and after the Closing Date, to the extent applicable to any Transferred Employee that is non-exempt or employed by Seller outside of the United States, Buyer shall recognize, and permit such Transferred Employees to use, all of such Transferred Employees’ accrued and unused vacation days (Seller shall provide such information to Buyer at or prior to the Closing Date). Buyer shall recognize service by each Transferred Employee with Seller and its Affiliates for purposes of determining entitlement to vacation under the applicable vacation policy of Buyer. Further, effective as of the Closing Date, each Transferred Employee shall begin to accrue vacation days under the applicable vacation policy of Buyer and, for the one-year period immediately following the Closing Date, Buyer shall permit any Transferred Employee who does not have any accrued and unused vacation days as of the Closing Date to use at any time, or from time to time, during such one-year period a total number of vacation days equal to such Transferred Employee’s maximum accrual for one year, even if the resulting use of vacation days results in a temporary negative balance of accrued vacation days, notwithstanding any provisions in the applicable vacation policy of Buyer to the contrary.

(i)                 WARN Act. Buyer agrees to provide any required notice under the WARN Act and any similar state or non-United States Law, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring after the Closing Date. Seller agrees to provide any required notice under the WARN Act, and any similar state or non-United States Law, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring on or prior to the Closing Date.

(j)                 Pro-Rated Bonuses. Seller agrees to pay each Business Employee an amount not less than the pro-rated portion of such Business Employee’s target cash bonus opportunity for the bonus period that includes the Closing Date, determined based upon the portion of such bonus period that has elapsed prior to the Closing Date, which amount will be paid by Seller to each such Business Employee on the Closing Date or as soon as administratively feasible thereafter.

(k)               Delayed Employees. With respect to any Delayed Employees who would otherwise be Transferred Employees at the Closing, each such Delayed Employee will become a Transferred Employee as soon as administratively feasible following the Closing as determined by the parties in good faith. References in this Agreement to the “Closing” or the “Closing Date” as they relate to the Delayed Employees (including such references with respect to the assumption or retention of assets and Liabilities in respect of such Delayed Employees) shall be deemed to refer to the date on which such Delayed Employee commences employment with Buyer or an Affiliate of Buyer, provided that the Maximum Benefit Period for such Delayed Employees shall end on the same date as the end of the Maximum Benefit Period applicable to Transferred Employees that are not Delayed Employees.

(l)                 No Third-Party Beneficiaries. The provisions of this Section 5.5 are solely for the benefit of the parties to this Agreement, and no Business Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.5 shall create such rights in any such Persons. Nothing herein express or implied by this Agreement shall (i) confer upon any Business Employee, other Person or legal representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement (ii) limit the right of Buyer or its Affiliates to terminate any Business Employee or other Person providing service to the Business at any time and for any reason, or (iii) require Buyer or its Affiliates to continue or establish any Employee Plan, or otherwise serve as an amendment to or establishment of any other employee benefit plan, program, arrangement, or agreement or prevent the amendment, modification, or termination thereof after the Closing.

Section 5.6                Confidentiality.

(a)               The terms of the Confidentiality Agreement, dated January 12, 2021, between Buyer and Seller (the “Confidentiality Agreement”), shall continue in full force and effect in accordance with its terms, provided that (i) upon execution of this Agreement, (A) the terms of the Confidentiality Agreement shall not prohibit the Buyer Parties from taking any action contemplated by this Agreement and (B) the provisions of Section 2 and Section 7 of the Confidentiality Agreement shall terminate and be of no further force and effect and (ii) upon the Closing, the provisions of Section 1 and Section 3 of the Confidentiality Agreement shall terminate and be of no further force and effect with respect to information of a Seller Party that is included in the Transferred Assets or relates to an Assumed Liability. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, the Buyer Parties and their respective Representatives may disclose any information relating to the Business or the transactions contemplated by this Agreement to any Financing Sources or rating agencies (in each case, without any obligation on the part of the Financing Sources or rating agencies to comply with the terms of the Confidentiality Agreement) so long as, (x) in the case of any Financing Source, such Financing Source is subject to confidentiality undertakings set forth in the Debt Commitment Letter or that are at least as restrictive as those applicable to the Financing Sources under the Debt Commitment Letter or, (y) in the case of any rating agency, such rating agency is subject to customary confidentiality undertakings with respect to dissemination of such information to such rating agency.

(b)               For a period of four years after the Closing Date, Seller and Buyer shall hold, and shall cause their respective Affiliates and Representatives to hold, in confidence and not to disclose, release or, except as provided in an Ancillary Agreement, use without the prior written consent of the other party, any and all Confidential Information of the other party or any of its Affiliates; provided, however, that the parties hereto may disclose, or may permit disclosure of, Confidential Information (i) to their respective Affiliates and Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties and in respect of whose failure to comply with such obligations, Seller or Buyer, as the case may be, shall be responsible or (ii) pursuant to Section 5.6(c); provided, further, that the parties hereto may use Confidential Information that is licensed to them pursuant to an Ancillary Agreement in accordance with the terms of such license and the parties may use Confidential Information to provide or receive services under the Transition Services Agreement.

(c)               In the event that a party, its Affiliates or any of its or their Representatives are required by applicable Law or legal process to disclose any Confidential Information of the other party, the party required to make such disclosure will (i) to the extent legally permissible, notify the other party as promptly as is practicable so that such notified party may seek (at its own cost and expense) a protective order or other appropriate remedy and (ii) to the extent legally permissible and practicable under the circumstances, consult and reasonably cooperate with the other party to minimize such disclosure. The party notified may elect, in its sole discretion, to not pursue such protective order or other remedy. In the event that no such protective order or other remedy is obtained, a party will not be liable for such required disclosure to the extent that it furnishes only that portion of the Confidential Information that it is advised by counsel is legally required and, upon request of the non-disclosing party, request assurance that confidential treatment will be accorded the Confidential Information.

(d)               Notwithstanding the provisions of Section 5.6(b), or anything herein to the contrary, to the extent any (i) Transferred Asset constitutes a Trade Secret (including source code, semiconductor design files, and manufacturing processes), Seller shall, and shall cause its Affiliates and Representatives to, maintain such Transferred Asset as a Trade Secret indefinitely (but subject to the exceptions set forth in Section 5.6(b)), and (ii) licensed Intellectual Property constitutes a Trade Secret (including source code, semiconductor design files and manufacturing processes), Seller shall, and shall cause its Affiliates and Representatives to, maintain such licensed Intellectual Property as a Trade Secret using the same reasonable care and discretion as Seller uses with respect to its own similar Trade Secrets of like importance (but subject to the exceptions set forth in Section 5.6(b)).

(e)               For purposes of this Section 5.6, “Confidential Information” shall mean all proprietary technical, operational, financial or other business information (i) in the case of the confidentiality obligations of Seller and its Affiliates and Representatives pursuant to Section 5.6(b), to the extent related to (A) the Business, the Transferred Assets or the Assumed Liabilities, or (B) Buyer’s or its Affiliates’ other businesses and properties (to the extent Buyer has made such information available to Seller or any of its Affiliates or Representatives in the course of the transactions contemplated hereby) and (ii) in the case of the confidentiality obligations of Buyer and its Affiliates and Representatives pursuant to Section 5.6(b), to the extent relating to the Excluded Assets, the Excluded Liabilities or the Retained Business, including, with respect to the foregoing clause (i) and (ii), any business plans and strategies, marketing ideas and concepts, present and future product plans, pricing, volume estimates, financial data, product enhancement information, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, customer requirements, specifications for products, equipment and processes, manufacturing and performance specifications and procedures, engineering drawings and graphs, technical, research and engineering data, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements, other technical and business information and information regarding Business Employees; provided that “Confidential Information” shall not include any information which (A) is or becomes publicly available other than as a result of a disclosure by any of the parties or any of their respective Affiliates or Representatives in breach of this Section 5.6, (B) is or becomes available to a party or any of its respective Affiliates or Representatives on a non-confidential basis after the date hereof from a source other than the other party or its Affiliates or Representatives which is not known or reasonably believed by the receiving party or its respective Affiliates or Representatives to be subject to a confidentiality obligation to the other party or its Affiliates, or (C) is or was independently developed by a party or any of its respective Affiliates or Representatives without reference to the Confidential Information of the other party and without otherwise violating its obligations hereunder.

(f)                The presence of any information that is an Excluded Asset or relates to an Excluded Liability on any servers, computers or other equipment that is a Transferred Asset does not grant any title to or effect any assignment of such information to Buyer or its Affiliates. The presence after the Closing of any information that relates to a Transferred Asset or Assumed Liability on any servers, computers or other equipment that is an Excluded Asset does not grant any title to or effect any assignment of such information to Seller or its Affiliates.

Section 5.7                Consents and Filings.

(a)               Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Authorities all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and supply promptly any additional information and documentary material that may be requested by a Governmental Authority under any applicable Law (including promptly making available any information and appropriate personnel in response to any queries made by a Governmental Authority) and (ii) within ten Business Days after the date hereof make all filings required to be made under the HSR Act, and reasonably promptly after the date hereof make any other required submissions, with respect to this Agreement if the parties reasonably determine that such a filing is required or advisable under applicable antitrust or similar Law, including the Required Antitrust Approvals (any such filing, a “Required Filing”), and each party shall, and shall cause its respective Affiliates to, cooperate fully to that end. Buyer shall pay all administrative filing fees due in connection with the filings required by the HSR Act or other Required Filings.

(b)               Without limiting the generality of the parties’ undertaking pursuant to Section 5.7(a), Buyer agrees to use its best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other Person so as to enable the parties hereto to close the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable and in no event later than the Termination Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested in order to obtain any consent, clearance, action or non-action from a Governmental Authority, or to avoid any injunction (or to effect the dissolution thereof), temporary restraining order or other order or decision in any suit, investigation or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of such transactions. In addition, the parties shall use their best efforts to defend through litigation on the merits any claim asserted in court by a Governmental Authority or other Person in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Termination Date. Notwithstanding anything to the contrary in this Agreement, in no event shall Buyer be obligated to make proposals or commitments, execute or carry out agreements, take actions or submit to orders that are not contingent on the consummation of the Closing or that (i) would have a material adverse effect on the business, operations, assets, Liabilities, financial condition or results of operations of the Business, taken as a whole, or (ii) would have a material adverse effect on the business, operations, assets, Liabilities, financial condition or results of operations of Buyer’s existing business, taken as a whole. If requested by Buyer, the Seller Parties shall take any action or make any agreement required by any Governmental Authority under any antitrust, competition or trade regulation Law; provided that any such action or agreement is solely related to Transferred Assets or Assumed Liabilities and is conditioned on the consummation of the Closing. The Seller Parties shall not take any action or make any agreement required by any Governmental Authority under any antitrust, competition or trade regulation Law without the written consent of Buyer, in its sole discretion.

(c)               Each of the parties shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless, to the extent reasonably practical, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement (which Seller hereby agrees will, with respect to disclosures to a Seller Party pursuant to this Section 5.7(c), be deemed to impose confidentiality provisions on such Seller Party, to the extent applicable, in the same manner as the confidentiality agreements of Buyer in favor of Seller that are set forth in the Confidentiality Agreement), and applicable Law, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the provisions of this Section 5.7 and in seeking early termination of any applicable waiting periods including under any Required Filing; provided, however, that Buyer shall have responsibility for determining the strategy for dealing with any Governmental Authority regarding antitrust matters, including the Federal Trade Commission and the Department of Justice. Subject to the Confidentiality Agreement (which Seller hereby agrees will, with respect to disclosures to a Seller Party pursuant to this Section 5.7(c), be deemed to impose confidentiality provisions on such Seller Party, to the extent applicable, in the same manner as the confidentiality agreements of Buyer in favor of Seller that are set forth in the Confidentiality Agreement), and applicable Law, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

Section 5.8                 Further Assurances; Conveyance; Shared Contracts.

(a)               After the Closing Date, each party hereto shall use its commercially reasonable efforts from time to time to execute and deliver at the reasonable written request of the other party such additional documents and instruments, and to take, or refrain from taking, such other actions, as may be reasonably required to give effect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby or otherwise to carry out the intent and purposes of this Agreement.

(b)               If, at any time in the 12 months following the Closing Date, Seller or a Seller Party discovers that it is the owner of, received or otherwise comes to possess any asset which is or is intended to be a Transferred Asset that should have been assigned, transferred, conveyed or delivered to Buyer or is otherwise properly due and owing to Buyer in accordance with the terms of this Agreement, or is liable for any Liability that is an Assumed Liability that should have been assumed by, Buyer or any of its Affiliates pursuant to the terms of this Agreement and the Ancillary Agreements, but was not transferred, assigned, conveyed or delivered to, or assumed by, Buyer or one of its Affiliates as contemplated by this Agreement and the Ancillary Agreements, then (i) Seller shall notify Buyer and shall, and shall cause its Affiliates to, cooperate with Buyer and its Affiliates to promptly assign, transfer, convey or deliver such Transferred Asset to Buyer or one of its Affiliates and (ii) Buyer or one of its Affiliates shall promptly assume such Assumed Liability, in each case, for no consideration to the extent permitted by applicable Law and consistent with the terms of this Agreement and the Ancillary Agreements, as applicable. In the event that, in the first 12 months following the Closing Date, any distributor returns to a Seller Party any Inventory sold to such distributor prior to the Closing, Seller shall cause such Seller Party to deliver such Inventory to Buyer (any such deliveries to be made no less than monthly).

(c)               If, at any time in the 12 months following the Closing Date, Buyer discovers that any asset which is not a Transferred Asset and should have been retained by, or any Excluded Liability which should have been retained by, Seller or one of its Affiliates pursuant to the terms of this Agreement and the Ancillary Agreements was assigned, transferred, conveyed or delivered to, or assumed by, Buyer or one of its Affiliates, then (i) Buyer shall notify Seller and shall, and shall cause its Affiliates to, cooperate with Seller and its Affiliates to promptly assign, transfer, convey or deliver such asset to Seller or one of its Affiliates and (ii) Seller shall, or shall cause one of its Affiliates to, promptly assume such Excluded Liability, in each case, for no consideration to the extent permitted by applicable Law and consistent with the terms of this Agreement and the Ancillary Agreements, as applicable.

(d)               The parties agree (i) to use their reasonable best efforts to structure any transfer of assets, properties, rights, titles or interests, whether tangible or tangible, real or personal, referred to in Section 5.8(b) and Section 5.8(c) in a manner that minimizes Taxes to the extent permitted by applicable Law and is equitable from a legal perspective for the parties and (ii) that the provisions of Sections 5.8(b) and 5.8(c) shall not limit their rights or obligations under ARTICLE VIII.

(e)               Until such time as the transfer described in Sections 5.8(b) and 5.8(c) has occurred, the party discovering the error will use commercially reasonable efforts to cooperate in a commercially reasonable manner to provide the other party with the benefits of any such asset to the extent feasible and the other party will use commercially reasonable efforts to the extent feasible to bear any corresponding Liability with respect to any such misallocated asset.

(f)                The Contracts between or among a Seller Party (or any of Seller’s Affiliates), on the one hand, and a third Person, on the other hand, that (i) subject to Schedule 5.8(f) of the Disclosure Schedules, relate to or are used in the Business and also relate to or are used in other businesses or operations of Seller or its Affiliates (the “Retained Business”) and (ii) are listed on Schedule 5.8(f) of the Disclosure Schedules (the “Shared Contracts”) shall be assigned, transferred and conveyed to the Buyer Parties only to the extent that they relate to the Business (and preserving the meaning of the relevant parts of the Shared Contracts that are so related), if so assignable, transferable or conveyable, or appropriately amended or split prior to or at the Closing, so that at the Closing (A) the relevant Buyer Party shall be entitled to the rights and benefits of the Shared Contract to the extent they relate to the Business and shall assume the related portion of any Liabilities contemplated by this Agreement and (B) the relevant Seller Party shall be entitled to the rights and benefits of the Shared Contract to the extent they do not relate to the Business and shall assume or retain the related portion of any Liabilities contemplated by this Agreement; provided, however, that (x) in no event shall any Person be required to assign (or amend or split), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended or split) by its terms without providing any required notice or obtaining any required consents or approvals, (y) if any Shared Contract cannot be so partially assigned or split by its terms or otherwise, or cannot be amended, without such notice, Seller shall provide such notice prior to the Closing, and (z) if any Shared Contract cannot be so partially assigned or split by its terms or otherwise, or cannot be amended, without such consent or approval, then, from the date of this Agreement until the Closing Seller shall, and shall cause its relevant Affiliates to, use commercially reasonable efforts to obtain such consent or approval as soon as reasonably practicable after the date of this Agreement; provided that if obtaining any such consent requires the payment of a consent or any similar payment, Seller shall, subject to Buyer’s prior written consent, make such payment and Buyer shall promptly reimburse Seller for any such payment made. Buyer shall be solely responsible for any additional costs or fees arising from an assignment, separation or split of any Shared Contract; provided that if such assignment, separation or split of any Shared Contract requires the payment of a consent or assignment fee or any similar payment, Seller shall, subject to Buyer’s prior written consent, make such payment and Buyer shall promptly reimburse Seller for any such payment made. The parties agree to cooperate and provide each other with reasonable assistance in effecting any split or separation of any Shared Contracts or in connection with obtaining any third party consents or approvals.

(g)           In furtherance of the foregoing, (i) Buyer will promptly (A) pay, perform or discharge when due any Assumed Liability arising thereunder after the Closing Date to the extent that Buyer receives the rights and benefits of the portions of such Shared Contracts that relate to the Business, (B) reimburse each of the Seller Parties for any reasonable expenses incurred by such Seller Party after the Closing with respect to the Shared Contracts to the extent they relate to the Business and are subject to Section 5.8(f)(A), and (ii) Seller (or any of its Affiliates) will promptly (A) pay, perform or discharge when due any Excluded Liability arising thereunder after the Closing Date to the extent that Seller (or any of its Affiliates) receives the rights and benefits of such Shared Contracts, and (B) hold in trust for the benefit of Buyer, and shall promptly forward to Buyer, any monies or other benefits received pursuant to the Shared Contracts to the extent that they relate to the Business and are subject to Section 5.8(f)(B). Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to enforce, at the request (and for the benefit) of the relevant Buyer Party, any rights of Seller and its Affiliates arising from the portion of any Shared Contract that is not assigned or transferred to the Buyer Parties to the extent such rights relate to the Business.

(h)           With respect to the Liabilities of the Seller Parties pursuant to, under or relating to a given Shared Contract (“Shared Contractual Liabilities”), such Shared Contractual Liabilities shall, unless otherwise allocated pursuant to this Agreement or an Ancillary Agreement, be allocated between Seller and Buyer as follows:

(i)               first, to the extent a Shared Contractual Liability is incurred exclusively in respect of a benefit received by either the Business or the Retained Business, such Liability shall constitute an Assumed Liability or an Excluded Liability, respectively; and

(ii)              second, to the extent a Shared Contractual Liability cannot be so allocated under clause (i) above, such Liability shall be allocated to Seller (on behalf of all Seller Parties), on the one hand, and to Buyer (on behalf of all Buyer Parties), on the other hand, as the case may be, based on the relative proportion of total benefits received ((A) to the extent the Liabilities relate to a specific period, over such period and (B) otherwise over the term of the Shared Contract, measured up to the date of the allocation) by the Retained Business, on the one hand, or the Business, on the other hand, under the relevant Shared Contract.

(i)             If any Seller Party, on the one hand, or Buyer Party, on the other hand, receives any benefit or payment under any Shared Contract which according to this Section 5.8 was intended for the other party, the parties will deliver, transfer or otherwise afford such benefit or payment to such other party. To the extent not prohibited by applicable Law, Seller and Buyer agree to treat and report, and to cause their respective Affiliates to treat and report, on their Returns, (i) the portions of the Shared Contracts that are subject to the provisions of Section 5.8(f)(A) as assets owned by Buyer or its Affiliates and (ii) the portions of the Shared Contracts that are subject to the provisions of Section 5.8(f)(B) as assets owned by Seller or its Affiliates.

(j)             If a dispute or controversy arises between the parties hereto on whether (i) any right, Contract, asset or property constitutes a Transferred Asset or an Excluded Asset pursuant to the terms of this Agreement, (ii) any Liability constitutes an Assumed Liability or an Excluded Liability pursuant to the terms of this Agreement or (iii) a product constitutes a Released Product or Planned Product hereunder, each party may submit such dispute or controversy to the Dispute Resolution Council. The Dispute Resolution Council shall discuss and negotiate in good faith to resolve such dispute or controversy expeditiously and efficiently; provided, however, that if the Dispute Resolution Council is unable to resolve such dispute or controversy (or any part thereof) within 30 days after the submission to it by one of the parties, each of the parties will be entitled to all available rights and remedies pursuant to the terms of this Agreement and the Ancillary Agreements and may submit such dispute or controversy to any court of competent jurisdiction pursuant to Section 10.9; provided, further, that if within such 30-day period the members of the Dispute Resolution Council are not actively engaging in discussions or negotiations and such delay would reasonably be expected to result in an adverse effect on, or cause a material interruption of, the Business, Buyer shall be entitled to submit such dispute or controversy to any court of competent jurisdiction prior to expiration of such 30-day period.

Section 5.9             No Solicitation.

(a)            Seller agrees that it will not, and will cause its controlled Affiliates to not, from the date of this Agreement and for a period of two years following the Closing Date (the “Non-Solicitation Period”) personally or through others, directly or indirectly, encourage, induce, attempt to induce, solicit or attempt to solicit (on their own behalf or on behalf of any other Person) any Transferred Employee or any employee of Buyer or any Subsidiary of Buyer with whom Seller or its Representatives has had significant contact in connection with or as a result of the transactions contemplated by this Agreement or the Ancillary Agreements (collectively, the “Restricted Employees”) to leave his or her employment with Buyer or its Affiliates; provided, that no member of the Seller Group shall be restricted from (i) making a general solicitation that is not targeted specifically to any Restricted Employee or group of Restricted Employees, (ii) responding to any Restricted Employee who contacts it at his or her own initiative without the prior direct or indirect encouragement or solicitation by or on behalf of any member of the Seller Group (other than as permitted by clause (i) or (iii) of this proviso), (iii) hiring persons (x) who are referred by search firms or employment agencies or similar entities so long as such entities have not been instructed by or on behalf of any member of the Seller Group to solicit any Restricted Employee or (y) to whom any member of the Seller Group may respond pursuant to clause (i) or (ii). Any violation of this Section 5.9(a) by any member of the Seller Group shall be deemed a violation of Seller. The parties agree that if an employee of the Seller Group solicits a Restricted Employee without permission or authority from an executive officer of the Seller Group or member of the human resources department of the Seller Group, then such activity shall not be a violation of this Section 5.9(a) so long as the Seller Group terminates such solicitation activity promptly, and in no event more than 24 hours, after an executive officer or member of the human resources group of the Seller Group becomes aware of such activity. Buyer agrees to use commercially reasonable efforts to give notice to Seller promptly if it becomes aware of any solicitation activity it believes may breach this Section 5.9(a), provided, that failure to give such notice shall not relieve any member of the Seller Group of any of its obligations under this Section 5.9(a). The restrictions set forth in this Section 5.9(a) shall not apply to any third Person or any of such third Person’s current or future Affiliates that acquires, via a merger or business combination, any member of the Seller Group; provided, for the avoidance of doubt, such restrictions shall continue to apply to any acquired member of the Seller Group (or, if applicable, the surviving entity of a merger or business combination involving any member of the Seller Group) and shall apply in the event that a member of the Seller Group requested, directed or influenced the solicitation or it was made by the third Person on behalf of or at the direction of a member of the Seller Group. In the event that this Agreement is terminated in accordance with its terms prior to the Closing, this Section 5.9(a) shall be binding upon Seller only for the period from the date hereof until the first anniversary of the date of termination of this Agreement.

(b)           Buyer agrees that it will not, and will cause its controlled Affiliates to not, from the date of this Agreement until the end of the Non-Solicitation Period personally or through others, encourage, induce, attempt to induce, solicit or attempt to solicit (on their own behalf or on behalf of any other Person) any employee of any member of the Seller Group (other than the Business Employees) (a “Seller Employee”) to leave his or her employment with such member of the Seller Group or, during the term of the Austin Office Lease, (to the extent such covenant by Buyer is permitted by applicable law) hire any Seller Employee whose principal place of work is the facility covered by the Austin Office Lease for employment by Buyer or its Affiliates at a work location in Texas; provided, that none of Buyer or its Affiliates shall be restricted from (i) making a general solicitation that is not targeted specifically to any Seller Employee or group of Seller Employees, (ii) responding to any Seller Employee who contacts it at his or her own initiative without the prior direct or indirect encouragement or solicitation by Buyer or its Affiliates (other than as permitted by clause (i) or (iii) of this proviso), (iii) hiring persons (x) who are referred by search firms or employment agencies or similar entities so long as such entities have not been instructed by Buyer or any of its Affiliates to solicit any Seller Employee or (y) to whom Buyer or its Affiliates may respond pursuant to clause (i) or (ii). Any violation of this Section 5.9(b) by any Affiliate of Buyer shall be deemed a violation of Buyer. The parties agree that if an employee of Buyer or its Affiliates solicits a Seller Employee without permission or authority from an executive officer of Buyer or member of the human resources department of Buyer, then such activity shall not be a violation of this Section 5.9(b) so long as Buyer terminates such solicitation activity promptly, and in no event more than 24 hours, after an executive officer or member of the human resources group of Buyer becomes aware of such activity. Seller agrees to use commercially reasonable efforts to give notice to Buyer promptly if it becomes aware of any solicitation activity it believes may breach this Section 5.9(b), provided, that failure to give such notice shall not relieve any Buyer Party of any of its obligations under this Section 5.9(b). The restrictions set forth in this Section 5.9(b) shall not apply to any third Person or any of such third Person’s current or future Affiliates that acquires, via a merger or business combination, any member of the Buyer Group; provided, for the avoidance of doubt, such restrictions shall continue to apply to any acquired member of the Buyer Group (or, if applicable, the surviving entity of a merger or business combination involving any member of the Buyer Group) and shall apply in the event that a member of the Buyer Group requested, directed or influenced the solicitation or it was made by the third Person on behalf of or at the direction of a member of the Buyer Group. In the event that this Agreement is terminated in accordance with its terms prior to the Closing, this Section 5.9(b) shall be binding upon Buyer only for the period from the date hereof until the first anniversary of the date of termination of this Agreement.

Section 5.10           Non-Competition.

(a)            Except with the prior written consent of Buyer, for a period of four years following the Closing Date (the “Restriction Period”), Seller shall not, and shall cause its current and future controlled Affiliates and the other members of the Seller Group (Seller together with its current and future controlled Affiliates and the other members of the Seller Group, the “Restricted Entities”) not to, directly or indirectly, (a) own, operate, manage, invest in (other than indirect, passive investments constituting ownership of not more than 10% of any Person (together with its Affiliates) that operates a Competing Business), or finance a business that competes with the Business (as such Business is conducted or planned to be conducted prior to the date of this Agreement or the Closing Date) or (b) design, develop, research, make or sell Competing Products, in each case, anywhere in the world (such business, as so conducted, a “Competing Business”).

(b)            Notwithstanding the foregoing, nothing in this Section 5.10 will prohibit any Restricted Entity from:

(i)               purchasing or otherwise acquiring, by merger, purchase of assets, stock or equity interests or otherwise, and continuing to operate any Person or business the acquisition of which would otherwise cause non-compliance with Section 5.10(a) so long as not more than the lesser of (A) $100,000,000 or (B) 15% of the revenues of such Person or business for the four fiscal quarters preceding the date of execution of a definitive agreement with respect thereto, in either case is derived from the Competing Business (a “De Minimis Business” and such acquisition, an “Acquisition”); provided, a Restricted Entity may purchase or otherwise acquire, by merger, purchase of assets, stock or equity interests or otherwise, and continue to operate any Person or business that is not a De Minimis Business so long as the Restricted Entity divests, within 12 months after the closing of the Acquisition (regardless of whether such 12-month period ends during or after the Restriction Period), or effects a Wind-Down of such portion of any such Person or business that is a Competing Business (regardless of whether such Wind-Down would be completed during or after the Restriction Period);

(ii)              acquiring or owning any class of security of any Person regardless of whether such Person engages in a Competing Business provided that ownership of such securities (directly, indirectly or upon conversion) is less than 5% of such class of securities of such Person; and

(c)            The restrictions set forth in this Section 5.10 shall not apply to any third Person (a “Competing Acquiror”) or any of such Competing Acquiror’s current or future Affiliates that acquires, via a merger or business combination, the equity of any member of the Seller Group, or otherwise acquires the equity of a member of the Seller Group (a “Competing Acquisition”). Notwithstanding the foregoing provisions of this Section 5.10(c), after such acquisition by the Competing Acquiror, the restrictions set forth in Section 5.10(a) shall continue to apply to any and all Restricted Entities.

(d)            None of the following shall be a violation of this Section 5.10: (x) the sale, distribution, license, fulfillment or other disposition, or any research, development, design, manufacture, procurement, provision, use, testing, marketing, configuration, qualification, installation, integration, support, or other commercialization and use (the foregoing collectively, “Exploitation”), by any member of the Seller Group of products, technology, service or support that are not in the Competing Business (collectively “Non-Competing Products”) to Person(s) who are engaged in a Competing Business, including the Exploitation of Non-Competing Products for use or integration with products or technology that are in Competing Businesses, or (y) the prosecution of any Intellectual Property Right not included in the Transferred Assets.

(e)            Buyer and Seller intend that this covenant shall be deemed a series of separate covenants, one for each and every county of each and every state of the United States and each and every political subdivision of each and every country outside the United States where this provision is intended to be effective. Each Seller Party acknowledges that the provisions of this Section 5.10 are reasonable in terms of duration, scope and geographic area and are necessary to protect the goodwill of the Business and the substantial investment in the Business made by Buyer hereunder. Each Seller Party further acknowledges and agrees that the provisions of this Section 5.10 are being entered into by it in connection with the sale by the Seller Parties of the Acquired Assets and the goodwill of the Business pursuant to this Agreement.

Section 5.11           Bulk Transfer Laws. Buyer hereby waives compliance by the Seller Parties with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the Transferred Assets to the Buyer Parties, it being understood that the Seller Parties shall remain fully liable for any and all Excluded Taxes incurred by any Buyer Party as a result of the parties’ non-compliance with any applicable bulk sales, bulk transfer or similar Laws.

Section 5.12           Third Party Licenses; Consents.

(a)            No later than 20 Business Days after the date of this Agreement, Seller shall provide to Buyer for each of the Contracts set forth on Schedule 3.4(b)(i), Schedule 2.2(e)(ii)-1 or Schedule 2.2(e)(ii)-2 of the Disclosure Schedules (the “Relevant Excluded Contracts”), a general summary setting forth in reasonable detail the relevant products and services provided to the Business (including a description of which Released Products contain or use such products and services), as of the date of this Agreement, pursuant to any of the Relevant Excluded Contracts, it being understood that (i) in no event shall Buyer be obligated to include in such summaries any pricing provisions or other sensitive information and (ii) each of such summaries, and any content therein, shall constitute “Confidential Information” and be subject to the confidentiality restrictions set forth in Section 5.6. Buyer shall use commercially reasonable efforts to (A) obtain prior to the Closing licenses from the third parties set forth on Schedule 5.12(a) of the Disclosure Schedules (such third parties, the “Relevant Licensors”) with respect to the Released Products and the Business and (B) assist Seller in obtaining any consents required from third parties (other than consents from Governmental Authorities, which shall be governed by Section 5.7). Between the date of this Agreement and Closing, Seller shall, and shall cause its Affiliates and Representatives to, to the extent requested by Buyer and during Seller’s normal business hours and in a manner that would not be expected to unreasonably interfere with the conduct of Seller’s business (x) reasonably facilitate Buyer’s and its Representative’s engagement with those counterparties to the Relevant Excluded Contracts that Buyer selects (including by introducing Buyer to such counterparties, if so requested by Buyer) including the Relevant Licensors, (y) reasonably assist Buyer in obtaining replacement products and services from such counterparties for use in the Business after Closing; provided that to the extent the procurement by Buyer of such products or services from such counterparties would require Seller’s or any of its Affiliates’ waiver, approval or consent, Seller shall promptly provide such waiver, approval or consent, and (z) upon reasonable advance written notice, afford the Buyer Parties and their Representatives reasonable access to Seller’s or its Affiliates’ senior managers, who are significantly involved in, or have significant oversight over, the Relevant Excluded Contracts or are responsible for managing the relationship with the counterparties to the Relevant Excluded Contracts.

(b)            Seller shall use commercially reasonable efforts to obtain prior to the Closing any consents required from third parties as set forth on Schedule 3.3(a)(iii) (other than consents from Governmental Authorities, which shall be governed by Section 5.7); provided that if obtaining any such consent requires the payment of a consent or assignment fee or any similar payment, Seller shall, subject to Buyer’s prior written consent, make such payment and Buyer shall promptly reimburse Seller for any such payment made.

Section 5.13           Cooperation Regarding Certain Employee Matters. During the period of 12 months following the Closing Date, in the event that Seller believes a Transferred Employee is violating a restrictive covenant or confidentiality obligation with respect to the Seller Parties, Seller may communicate such belief to Buyer and Buyer will use commercially reasonable efforts to assist Seller with enforcement of any such legally enforceable covenant or confidentiality that the Seller Parties had as of the Closing Date, in each case at Seller’s cost and expense.

Section 5.14          Public Announcements. Promptly after the date of this Agreement, the parties hereto shall issue an initial joint press release, the content of which shall be mutually agreed upon between Buyer and Seller, regarding the execution of this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements (the “Initial Press Release”). After the release of the Initial Press Release, through the Closing Date, the parties shall consult with each other before issuing any press release or otherwise making any public statement or disclosure with respect to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, and neither party shall (and each of the parties shall cause its respective Affiliates and Representatives not to) issue any press release or make any public statement or disclosure with respect to this Agreement or the transactions contemplated hereby prior to obtaining the other party’s written approval, which approval shall not be unreasonably withheld, conditioned or delayed except that no such approval shall be necessary (a) to the extent disclosure may be required by applicable Law, the rules of any stock exchange or any listing agreement of any party hereto, in which case Buyer or Seller, as the case may be, shall promptly provide the respective other party with prior written notice of such required disclosure and shall limit the contents thereof to only that which is required by such Law, rule or agreement, (b) to the extent such disclosure is substantially consistent with disclosure included in the Initial Press Release or a press release or public statement previously approved in accordance with this Section 5.14 or (c) for any communication from Buyer to its employees or the Business Employees, financing sources, investors or to analysts or rating agencies, in each case not intended for public dissemination.

Section 5.15           Buyer R&W Insurance Policy. Any failure of the insurers thereunder to issue the Buyer R&W Insurance Policy shall not affect or increase the remedies of Buyer or its Affiliates under this Agreement or any Indemnification Ancillary Agreement.

Section 5.16          Affiliate Transactions. Prior to the Closing, Seller shall have terminated or caused to be terminated without liability to any Buyer Party any Contract between Seller or any of its Affiliates, on the one hand, and any Related Person, on the other hand, solely to the extent relating to the Business or the Transferred Assets (the “Affiliate Agreements”). Schedule 5.16 of the Disclosure Schedules sets forth a list and description of each of the Affiliate Agreements.

Section 5.17           Data Room. Prior to or at the Closing, Seller shall deliver, or cause to be delivered, to Buyer at the address designated by Buyer two flash drives (or similar storage medium) containing complete copies as of the Closing Date of the “Project Mansfield” electronic data room hosted by Intralinks relating to the Business and the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.18           Warranty Claims; Reimbursement; Rebates.

(a)            Until December 31, 2024, with respect to any claim under an Assumed Warranty, Buyer will administer and honor all warranty and other product defect or performance claims, returns and similar obligations on behalf of the Seller Parties. If a customer makes such a claim (including warranty and other product defect or performance claims) and, in the reasonable judgment of Buyer, the claim or return is proper, Buyer shall replace or repair, as the case may be, the product purchased. In case of the foregoing, Seller agrees to reimburse Buyer, promptly after Buyer’s written request for such reimbursement, for Buyer’s actual, out-of-pocket costs and expenses associated with any such warranty, return or similar claims; provided that (i) the first $87,500 of such costs and expenses incurred during the period from the Closing through December 31, 2021 shall not be reimbursable and (ii) in each calendar year thereafter, the first $175,000 of such costs and expenses incurred in such calendar year thereafter shall not be reimbursable. For the purpose of clarification, Seller’s reimbursement obligations under this Section 5.18(a) will not be considered amounts paid or payable as indemnification for any purposes under ARTICLE VIII.

(b)           Any Liability for rebates, price reductions, lagged price concessions or promotional or other similar programs, in each case, that are based on the purchase by customers or distributors of Business Products, whether set forth in any of the Assumed Contracts, in purchase orders or agreed upon otherwise (collectively, “Rebates”) shall be apportioned between Seller and Buyer such that (i) Seller shall be apportioned a percentage of such Liability equal to the proportion of the number of units of Business Products contributing to the relevant Rebate sold by the Seller (or any of its Affiliates) prior to the Closing to the total number of units of Business Products sold triggering the Rebate and (ii) Buyer shall be apportioned the remainder of such Liability not apportioned to Seller pursuant to clause (i). For example, if under a Rebate arrangement with a customer the order by the customer in excess of 500,000 units of a Business Product would trigger a $1,000,000 price reduction, and of such 500,000 units 200,000 were sold by Seller (or any of its Affiliates) prior to the Closing and 300,000 were sold by Buyer (or any of its Affiliates) after the Closing, then $600,000 of the price reduction (or 60%) would be allocated to Buyer and $400,000 of the price reduction (or 40%) would be allocated to Seller. For purposes of this Section 5.18(b), units of a Business Product are deemed “sold” by the Business at the time that such party recognizes revenue from the sale of such units in accordance with GAAP. Seller shall solely be responsible for, and shall (or shall cause any of its Affiliates to) pay when due, any portion of the Rebates allocated to Seller pursuant to this Section 5.18(b). Buyer shall solely be responsible for, and shall (or shall cause any of its Affiliates to) pay when due, any portion of the Rebates allocated to Buyer pursuant to this Section 5.18(b). In the event that, after the Closing, Seller or Buyer (or any of their respective Affiliates) receives a request for a Rebate from a customer or distributor of the Business it shall promptly notify the other party thereof and provide a copy of such Rebate request to the other party. If Buyer in its reasonable judgment determines that the Rebate request is proper, it shall (or shall cause any of its Affiliates to) promptly pay such Rebate to the relevant customer or distributer when due. To the extent that a Seller Party is responsible for such Rebate (or any portion thereof) pursuant to this Section 5.18(b), Seller shall (or shall cause any of its Affiliates to) promptly, and in any event no later than 20 days following Buyer’s request, reimburse Buyer for the portion of the Rebate for which such Seller Party is responsible pursuant to this Section 5.18(b).

Section 5.19          Customer, Supplier and Vendor Assistance and Notification. Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to assist Buyer in transitioning applicable customers, distributors, vendors and suppliers of the Business, including, if requested by Buyer, by providing a notice of transfer of any Transferred Asset. In contemplation of the Closing, Seller and Buyer shall prepare a communications plan for business partners of the Business, and agree on a plan to contact any suppliers to, and customers of, the Business in connection with or pertaining to any subject matter of this Agreement or the Ancillary Agreements and to facilitate the transition of the Business. In furtherance of the foregoing, no later than ten Business Days after the date of this Agreement, Seller shall prepare and provide to Buyer a form letter addressed to customers of the Business with whom Seller or any of its Affiliates has a direct sales agreement or relationship (including in any event the Significant Customers) informing them about the relevant transactions contemplated by this Agreement (the “Customer Notification Letter”). The form Customer Notification Letter shall provide, among other things, (a) that from and after the Closing, the relevant Seller Party will no longer be supplying the relevant Products and that any orders for the Products must be placed with the relevant Buyer Party, (b) basic transition services information for such customers, including warranty and product return information, and (c) relevant contact information. Buyer shall have a reasonable opportunity to review and comment on the form Customer Notification Letter and Seller shall take into account all reasonable comments provided by Buyer. No later than 10 Business Days prior to the Closing Date, Seller shall deliver, or cause to be delivered, the Customer Notification Letter to the customers of the Business. The parties shall cooperate in good faith to ensure consistent messaging to the customers of the Business regarding the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.20          Cooperation Regarding Permits. For a period of 12 months following the Closing Date, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts, and shall reasonably cooperate with Buyer, for the Bureau of Industry and Security in the U.S. Department of Commerce to issue to Buyer or any of its Affiliates any licenses relating to Semiconductor Manufacturing International Corporation and Huawei Technologies required under applicable Law for the continued conduct of the Business, or to the extent otherwise related to the purchase of components or export of products, in each case used in or related to the Business after the Closing, to the extent such licenses have (a) not been issued prior to the Closing, but are related to applications made prior to the Closing, and (b) are exclusively related to the Business.Section 5.21Transition Services. During the period between the date hereof and the Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates and Representatives to, cooperate in good faith in the planning of the separation of the Business, to provide an orderly transition of the Transferred Assets from the Seller Parties to Buyer and its designees at the Closing, and to minimize any disruption arising from the Closing to the design, development, researching, manufacturing, assembling, testing, marketing, selling, supporting, and maintaining of the Business Products or the Transferred Assets, and orderly transition of the Business to Buyer from Seller, including with respect to personnel, information technology assets and systems. At the Closing, the Parties will execute the Transition Services Agreement, in substantially the form previously agreed, to facilitate the orderly transfer, use and operation of the Business for a transitional period following the Closing on the terms and conditions set forth therein, subject to changes prior to the Closing as may be mutually agreed by Seller and Buyer. In that regard, Seller and Buyer shall discuss in good faith any changes to the scope of the services to be provided by Seller or any of its Affiliates under the Transition Services Agreement that become reasonably necessary to give effect to the provisions of this Section 5.21.

Section 5.22           Seller’s Financing Cooperation.

(a)            Prior to the Closing, Seller shall, and shall cause the Seller Group to, use reasonable best efforts to provide, in each case, at Buyer’s sole cost and expense, such assistance with the Financing as is customary and reasonably requested by Buyer, including using reasonable best efforts with respect to: (i) assisting Buyer and any of its Financing Sources in their preparation of (A) appropriate and customary offering documents, private placement memoranda, prospectuses, prospectus supplements, registration statements, syndication documents and materials including information memoranda, lender and investor presentations and other marketing documents (including “public side” versions thereof) for the Financing, (B) appropriate and customary materials for rating agency presentations and (C) such financial information (collectively, the “Required Financial Information”) relating to the Business as is customary or reasonably necessary for the arrangement, syndication and completion of the Financing (and in case of the Required Financial Information, on or prior to such date required pursuant to the Financing Conditions); (ii) causing appropriate senior management of Seller and the Seller Group to participate in meetings (including a reasonable and limited number of one-on-one meetings or conference calls that are requested in advance with the Financing Sources, and limited to one primary “bank meeting”), lender presentations, road shows, rating agency presentations and due diligence sessions in connection with the Financing, in each case at reasonable times and locations mutually agreed and upon reasonable prior notice; (iii) if requested by Buyer (which request shall have been made at least five Business Days prior to the Closing Date), furnishing to Buyer and the Financing Sources all information regarding Seller and the Seller Group that is requested to the extent required in connection with the Financing by regulatory authorities under applicable “beneficial ownership,” “know your customer” and/or anti-money laundering rules and regulations, including the Patriot Act; (iv) to the extent applicable, providing customary authorization and representation letters and arranging for customary auditor consents and comfort letters; (v) authorizing the distribution of information relating to Seller and the Seller Group to prospective lenders and containing a customary representation to the Financing Sources for the Financing that such information does not contain a material misstatement or omission; (vi) assisting in obtaining reasonable and customary corporate, bond and facility credit ratings in connection with the Financing; (vii) delivering to Buyer on or prior to the Closing Date, executed copies of customary release and termination agreements, letters, financing statements and other documentation evidencing (subject to occurrence of the Closing) the release of all liens and security interests on the Transferred Assets with respect to the Credit Agreement (the “Release Documentation”); and (viii) assisting Buyer in its preparation of the schedules to the definitive documentation for the Financing as may reasonably be requested in connection with the Financing. Seller hereby consents to the use of all of its and the Seller Group’s logos in connection with the Financing, provided that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage Seller or the Seller Group or the reputation or goodwill of Seller or any member of the Seller Group.

(b)            Notwithstanding anything to the contrary in this Agreement, none of Seller, any of the members of the Seller Group or any of its or their respective Representatives shall be required by this Section 5.22 (i) to take any action or provide any assistance that would unreasonably interfere with the ongoing operations of Seller and the Seller Group in Seller’s reasonable judgment; (ii) to execute or deliver any certificate, document, instrument or agreement (other than customary authorization and representation letters as set forth in Section 5.22(a)) that is effective prior to the Closing; (iii) to require Seller or any member of the Seller Group to pay any commitment or other similar fee, make any other payment, reimburse any expenses or otherwise incur any liabilities or give any indemnities in connection with the Financing; (iv) to take any action or provide any information that will conflict with or violate its organizational documents, any Contract by which such Person is bound or any applicable Laws or duties (including duties of confidentiality), or (in the case of the disclosure of information) would result in the waiver of any attorney-client, attorney work product or other legal privilege (provided, however, that Seller shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or duty or to the maximum extent that does not result in a loss of such attorney-client, attorney work product or other legal privilege, as applicable, and in the event that Seller or any member of the Seller Group does not provide access or information in reliance on this clause (iv), Seller shall provide notice to Buyer that information is being withheld); (v) to take any action or provide any assistance that would reasonably be expected to result in personal liability to a director or officer or cause any representation or warranty of Seller in this Agreement to be breached or to become inaccurate; or (vi) to take any action or provide any assistance that involves preparing or providing to Buyer or any Financing Sources any financial statements or other information that is not reasonably available to, or obtainable by, Seller. Buyer shall (1) promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any member of the Seller Group or any of its or their Representatives in connection with providing the assistance contemplated by this Section 5.22 and (2) indemnify and hold harmless Seller and the Seller Group and its and their respective Representatives from and against any and all Losses suffered or incurred in connection with providing the assistance contemplated by this Section 5.22 and any information used in connection therewith, except to the extent arising out of the gross negligence, bad faith, fraud or willful misconduct of Seller or any Seller Group or any of its or their respective officers, directors, managers, employees, agents or Representatives or a material breach of this Agreement or any of the Ancillary Agreements by Seller or any member of the Seller Group or any of its or their respective officers, directors, managers, employees, agents or Representatives.

Section 5.23           Buyer’s Financing Cooperation.

(a)           Buyer shall use its reasonable best efforts to take (or cause to be taken) all actions and to do (or cause to be done) all things necessary, proper and advisable to arrange and obtain the Financing contemplated by the Debt Commitment Letter (including the “flex” terms or similar concepts contemplated by the related fee letters) or, in the event any portion or all of such Financing becomes unavailable, alternative financing on terms and conditions not materially less favorable to Buyer (or its Affiliates), taken as a whole, than as contemplated by the Debt Commitment Letter (including the “flex” terms or similar concepts contemplated by the related fee letters), in an amount sufficient, when added to the available cash of Buyer and any portion of the remaining Financing contemplated by the Debt Commitment Letter, if any, and any other sources available to Buyer, to fund the payment of the Required Amounts as and to the extent (but only to the extent) required to fund the Required Amounts and consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Buyer shall have delivered to Seller a true and complete copy of each executed Debt Commitment Letter (including, in the case of any alternative financing, using reasonable best efforts to obtain new financing commitment letters that provide for such alternative financing) and any related fee letters (redacted in a customary fashion as to economic terms and other commercially sensitive numbers and provisions specified in any such fee letter (including any provisions relating to “flex” terms or similar concepts), none of which could adversely affect the availability, conditionality, enforceability or amount (except by reason of any increased fees or original issue discount resulting from the “flex” terms or similar concepts contained in any such fee letter) of the Financing contemplated thereby). For purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question), all references to “Financing” shall be deemed to include any alternative financing, all references to “Financing Sources” shall include the persons providing or arranging, underwriting or placing any alternative financing, and all references to “Financing Conditions” shall, with respect to such alternative financing, be deemed to refer to the conditions precedent to obtaining such alternative financing. Notwithstanding the foregoing, compliance by Buyer with this Section 5.23 shall not relieve Buyer of its obligations to consummate the transactions contemplated by this Agreement and the Ancillary Agreements whether or not the Financing is available.

(b)               Buyer shall keep Seller informed on a reasonably current basis and in reasonable detail, upon written request by Seller, of the status of its efforts to arrange the Financing and shall provide to Seller, upon its written request complete, correct and executed copies of the material definitive agreements for the Financing to the extent effective prior to the funding of the Financing. Buyer shall give Seller prompt notice of (i) any default, termination, cancellation, breach or threatened in writing breach by any party to the Debt Commitment Letter or the Debt Financing Documents (to the extent effective prior to the funding of the Financing) of which Buyer becomes aware and (ii) the receipt of any written notice or other written communication from any Financing Source with respect to any default, termination, cancellation or breach by any party to the Debt Commitment Letter or Debt Financing Documents (to the extent effective prior to the funding of the Financing); in each case of the foregoing clauses (i) and (ii), solely to the extent such default, termination, cancellation or breach would reasonably be expected to result in the Financing not being available at the Closing as and to the extent (but only to the extent) required to fund the Required Amounts and consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(c)               Buyer shall not, without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), agree to any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any Debt Financing Document (to the extent effective prior to the funding of the Financing) (i) that would reasonably be expected to (x) adversely affect the ability of Buyer to timely consummate the transactions contemplated by this Agreement and the Ancillary Agreements or (y) prevent, impede or delay the funding of the Financing at the Closing or the satisfaction of the conditions to obtaining the Financing at the Closing, (ii) that adds new or adversely modifies any existing conditions to obtaining the Financing, (iii) that reduces the amount of the Financing to an amount that would be less than an amount that would be required, when added to the available cash of Buyer and any portion of the remaining Financing contemplated by the Debt Commitment Letter, if any, and any other sources available to Buyer, to fund the payment of the Required Amounts or (iv) that adversely affects the ability of Buyer or its Affiliates to enforce their rights against the other parties to the Debt Commitment Letter or such Debt Financing Documents; provided, that Buyer may modify, supplement, extend, replace or amend the Debt Commitment Letter (A) to add lenders in accordance with the terms thereof, lead arrangers, bookrunners, syndication agents, other agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof (and, in connection therewith, amend the economic and other arrangements with respect to the appointment of such existing and additional lenders, lead arrangers, bookrunners, syndication agents, other agents or similar entities), so long as any such addition would not reasonably be expected to prevent, delay or impede the funding of the Financing at the Closing or the satisfaction of the Financing Conditions at the Closing, or (B) to increase the amount of funds available thereunder. For the purposes of this Agreement, the terms “Debt Commitment Letter” and “Debt Financing Document” include the Debt Commitment Letter and any Debt Financing Document as the same may be amended, waived, modified or replaced pursuant to this Section 5.23(c).

ARTICLE VI
TAX MATTERS

Section 6.1            Purchase Price Allocation.

(a)               For all Tax purposes, the Purchase Price (plus any Assumed Liabilities that are treated as consideration for the Transferred Assets for U.S. federal income tax purposes) shall be allocated among each of the Seller Parties and Transferred Assets in accordance with the methodology and principles described in Schedule 6.1(a) (“Allocation Exhibit”). Within 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a written schedule (the “Proposed Allocation”) allocating the Purchase Price (plus any Assumed Liabilities that are treated as consideration for the Transferred Assets for U.S. federal income tax purposes) among each of the Seller Parties and Transferred Assets in accordance with the methodology and principles described in the Allocation Exhibit. If Seller disagrees with the Proposed Allocation, Seller may, within 30 days after Seller’s receipt of the Proposed Allocation, deliver a written notice (the “Allocation Dispute Notice”) to Buyer to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation. If Seller does not deliver an Allocation Dispute Notice within such 30-day period, the Proposed Allocation shall become the Final Allocation. Buyer and Seller shall use commercially reasonable efforts to reach agreement on the disputed items or amounts within 15 days of Buyer’s receipt of the Allocation Dispute Notice (the “Discussion Period”). If Buyer and Seller are unable to resolve by written agreement any differences identified in the Allocation Dispute Notice within the Discussion Period, then any disputed items shall be referred to a nationally recognized accounting firm mutually agreed upon by Buyer and Seller (the “Arbiter”) for resolution within 30 days of having the item referred to the Arbiter, and the determination of the Arbiter shall be final and binding upon Seller and Buyer. The fees and expenses of the Arbiter shall be paid 50% by Seller and 50% by Buyer. The allocation, as prepared by Buyer if no Allocation Dispute Notice has been given, as adjusted pursuant to any agreement between Buyer and Seller and for adjustments made pursuant to Section 6.1(c) and Section 8.9, or as determined by the Arbiter shall be the final allocation (the “Final Allocation”).

(b)               Each party agrees to (i) be bound by the Final Allocation, (ii) act in accordance with the Final Allocation Exhibit in the preparation and filing of all Returns, (iii) to the extent each party is required, timely file an Internal Revenue Service Form 8594 (a “Form 8594”) consistent with the Final Allocation for the taxable year that includes the Closing Date and to make any timely comparable filings required by applicable state or local Law and (iv) not take any position inconsistent with the Final Allocation for any Tax purpose, unless required by a “final determination” within the meaning of Section 1313(a) of the Code resulting from a Tax Action initiated by a Tax Authority challenging the Final Allocation, provided that the Buyer Parties’ cost for the Transferred Assets may differ from the amount so allocated to the extent necessary to reflect its capitalized acquisition costs not included in the amount realized by the Seller Parties. If any Tax Authority challenges the Final Allocation Exhibit or any allocation resulting therefrom, the party receiving notice of such challenge shall give the other parties prompt written notice thereof and the parties shall use reasonable efforts to preserve the effectiveness of the Final Allocation.

(c)               Any indemnification payment pursuant to ARTICLE VIII (or otherwise) treated as an adjustment to the total consideration paid for the Transferred Assets shall be reflected as an adjustment to the consideration allocated to a specific asset, if any, giving rise to the adjustment and if any such adjustment does not relate to a specific asset, such adjustment shall be allocated among the Transferred Assets in accordance with the Final Price Allocation method provided in this Section 6.1.

Section 6.2            Straddle Periods. All personal property Taxes, real property Taxes, and similar ad valorem obligations levied with respect to the Transferred Assets or Business for a Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. All other Taxes (including sales, use, value added, goods and services and other similar Taxes, employment Taxes, withholding Taxes, and any Tax based on or measured by income, receipts or profits) attributable to the ownership and operation of the Business and the Transferred Assets for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on a deemed “closing of the books” at the close of the Closing Date. Seller shall be liable for the amount of such Taxes that is apportioned to the Pre-Closing Tax Period (which Taxes shall be considered Excluded Taxes), and Buyer shall be liable for the amount of such Taxes that is apportioned to the Post-Closing Tax Period. Within a reasonable period, Seller, on the one hand, and Buyer, on the other hand, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.2, together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other party within 10 days after delivery of such statement. Any payment required under this Section 6.2 and not made within 10 days after delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid. For the avoidance of doubt, any employment Taxes attributable to a Pre-Closing Tax Period but deferred pursuant to the Coronavirus, Aid, Relief and Economic Security Act shall be considered Taxes incurred in a Pre-Closing Tax Period.

Section 6.3            Cooperation on Tax Matters. Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Transferred Assets and Business (including access to books and records) as is reasonably necessary for the filing of all Returns, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any Tax Actions and the payment of any amounts pursuant to Section 6.4 between Buyer and Seller.

Section 6.4            Transfer Taxes. All Transfer Taxes levied on the parties resulting from the transactions contemplated by this Agreement (which shall not include the transactions undertaken pursuant to the Transition Services Agreement) shall be borne 50% by Seller and 50% by Buyer; provided that Buyer shall be responsible (and Seller shall not be responsible) for any Transfer Taxes applicable under Singapore law that can be or could have been recoverable as input tax by any Buyer Party if such Buyer Party will or were to use the Transferred Assets for the purpose of a business carried on by such Buyer Party (such Singapore law Transfer Taxes, the “Singapore Transfer Taxes”). To the extent permitted under applicable Law, each of the parties shall cooperate as reasonably requested by the other party in order to minimize or avoid Transfer Taxes arising out of the transactions contemplated by this Agreement, including by Seller delivering the Electronic Intellectual Property Assets located in the State of California by Electronic Delivery in accordance with California Sales and Use Tax Regulation 1502(f)(1)(D). Each of the parties shall sign and file or cause an Affiliate of each of them to timely sign and file all necessary Returns and other documentation with the relevant Governmental Authority relating to such Transfer Taxes as it may be required to sign or file under applicable Law, including any certificates or forms as may be reasonably necessary or appropriate to establish an exemption from (or otherwise reduce) such Transfer Taxes. If Seller is required by Law to file any such Return or other documentation, Buyer shall pay to Seller the amount of any Transfer Taxes required to be borne by Buyer under this Section 6.4 (which, for the avoidance of doubt, shall include the full amount of any Singapore Transfer Taxes) with respect to such Return no later than three days prior to the due date thereof (and any payment not made by such time shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid). If Buyer is required by Law to file any such Return or other documentation, Seller shall pay to Buyer the amount of any Transfer Taxes required to be borne by Seller under this Section 6.4 (which Transfer Taxes shall be considered Excluded Taxes) with respect to such Return no later than three days prior to the due date thereof (and any payment not made by such time shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid). At the request of each party, the other party shall reasonably cooperate in making any filings required in order to obtain a refund for any Transfer Tax incurred in connection with the transactions contemplated by this Agreement. Any refunds of Transfer Taxes shall (net of any reasonable out-of-pocket costs actually incurred in respect of the receipt of the refund) be for Buyer or Seller, as the case may be, to the extent attributable to payments of Transfer Taxes made by each such party.

Section 6.5            Alternate Procedure. Seller and Buyer hereby agree to follow the “alternate procedure” for U.S. federal employment tax reporting as provided in Section 5 of Rev. Proc. 2004-53, 2004-34 I.R.B. 320 for each applicable U.S. Transferred Employee and to cooperate with each other in furtherance thereof, including Seller timely providing to Buyer all relevant information, including a Form W-4 for each U.S. Transferred Employee. Buyer (and not Seller) shall furnish a Form W-2 to each Transferred Employee, disclosing all wages and other compensation paid for such calendar year, and taxes withheld therefrom.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.1           General Conditions. The respective obligations of the Buyer Parties and the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(a)           No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(b)            Any waiting period (and any extension thereof) under any Required Filing shall have expired or shall have been terminated.

Section 7.2            Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Seller in its sole discretion:

(a)            The representations and warranties of Buyer contained in this Agreement shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date (in each case without giving effect to any Materiality Qualifiers), except as would not have a Buyer Material Adverse Effect. The Buyer Parties shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

(b)           Seller shall have received items to be delivered by the Buyer Parties pursuant to Section 2.7(c).

Section 7.3            Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Buyer in its sole discretion:

(a)            The Fundamental Representations shall be true and correct both when made and as of the Closing Date, without giving effect to any Materiality Qualifiers, in all material respects. The representations and warranties of Seller contained in this Agreement that are not Fundamental Representations shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date (in each case without giving effect to any Materiality Qualifiers), except as would not have a Material Adverse Effect. The Seller Parties shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

(b)            Since January 2, 2021, there shall not have occurred a Material Adverse Effect.

(c)            As of the Closing Date, the Employment Agreements with at least three of the Key Employees will be in full force and effect.

(d)            Buyer shall have received the items to be delivered by the Seller Parties pursuant to Section 2.7(b).

Section 7.4            Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this ARTICLE VII to be satisfied if such failure was caused by such party’s failure to use efforts to cause the Closing to occur as required by Section 5.7.

ARTICLE VIII
INDEMNIFICATION

Section 8.1             Survival of Representations, Warranties and Covenants.

(a)           The representations and warranties of Seller and Buyer contained in this Agreement, the Bill of Sale and Assignment and Assumption Agreements, and the Intellectual Property Assignments (the “Indemnification Ancillary Agreements” ) shall survive the Closing for a period of 15 months after the Closing Date; provided, however, that the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.3(a)(i) (No Conflict), Section 3.4(a) (Title to Assets), Section 3.21 (Brokers), and Section 3.22 (Solvency) (collectively, the “Fundamental Representations”) shall survive the Closing until the later of (A) the five-year anniversary of the Closing Date and (B) 60 days past the expiration of the statute of limitations applicable to matters covered thereby (after giving effect to any waiver or extension thereof granted by the applicable party or the pendency of any legal dispute resolution process).

(b)           The covenants and agreements of Seller and Buyer contained in this Agreement and the Indemnification Ancillary Agreements that by their terms contemplate performance prior to the Closing shall survive the Closing for a period of 12 months after the Closing Date. The covenants and agreements of Seller and Buyer contained in this Agreement and the Indemnification Ancillary Agreements that by their terms contemplate performance in whole or in part after the Closing shall survive until performed in accordance with their respective terms.

(c)            The survival periods set forth in Sections 8.1(a) and (b) are in lieu of, and the parties expressly waive, any otherwise applicable statute of limitations, whether arising at law or in equity. No claim for breach of any representation, warranty, covenant or agreement may be brought after expiration of the applicable survival periods set forth in Sections 8.1(a) and (b); provided that if, at any time prior to the expiration or termination of the applicable survival period, a party delivers a written notice of a claim containing the Claim Information in accordance with Section 8.4(a), then the claim asserted in such notice shall survive the expiration or termination of the applicable survival period until such time as such claim is fully and finally resolved, and no Person shall assert that any shorter statute of limitations period applies prior to such time.

Section 8.2            Indemnification by the Seller Parties. From and after the Closing, the Seller Parties shall jointly and severally indemnify and hold harmless Buyer, its Affiliates, and its and their respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) from and against any losses, Liabilities, damages and expenses (hereinafter collectively, “Losses”), regardless of whether or not such Losses relate to any Third-Party Claim, to the extent arising out of or resulting from:

(a)           any breach of any representation or warranty (other than a Fundamental Representation) made by a Seller Party contained in this Agreement or any Indemnification Ancillary Agreement (in each case disregarding all Materiality Qualifiers for the purpose of determining whether a breach has occurred and the amount of Losses arising from such breach);

(b)             any breach of any Fundamental Representation made by a Seller Party contained in this Agreement or any Indemnification Ancillary Agreement (in each case disregarding all Materiality Qualifiers for the purpose of determining whether a breach has occurred and the amount of Losses arising from such breach);

(c)            any breach of any covenant or agreement of any Seller Party set forth in this Agreement or any Ancillary Agreement;

(d)           Buyer’s waiver of, or Buyer’s or Seller’s noncompliance with, any applicable bulk sales, bulk transfer or similar Laws in connection with the transactions contemplated by this Agreement;

(e)            Pre-Closing IP Infringement; and

(f)            any Excluded Liability.

Section 8.3            Indemnification by the Buyer Parties. From and after the Closing, the Buyer Parties shall jointly and severally indemnify and hold harmless Seller, its Affiliates, and its and their respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses, regardless of whether or not such Losses relate to any Third-Party Claim, to the extent arising out of or resulting from:

(a)            any breach of any representation or warranty made by any Buyer Party contained in this Agreement or any Indemnification Ancillary Agreement (in each case disregarding all Materiality Qualifiers for the purpose of determining whether a breach has occurred and the amount of Losses arising from such breach);

(b)           any breach of any covenant or agreement of any Buyer Party contained in this Agreement or any Ancillary Agreement; and

(c)            any Assumed Liability.

Section 8.4            Procedures.

(a)               In order for a Buyer Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a claim or demand made by any third-Person against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party shall deliver written notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third-Party Claim, with such notice describing in reasonable detail (i) the material facts giving rise to any claim for indemnification hereunder, (ii) the amount or method of computation of the amount of such claim, (iii) the amount of Loss, to the extent then known, and (iv) the nature of the breach of representation, warranty, covenant or agreement with respect to which such Indemnified Party then claims to be entitled to indemnification hereunder (all of the foregoing, the “Claim Information”). The failure to provide such notice or all Claim Information therein, however, shall not release the Indemnifying Party from any of its obligations under this ARTICLE VIII, except to the extent that the Indemnifying Party is prejudiced by such failure.

(b)              Subject to Section 8.4(d) regarding Specified Claims, the Indemnifying Party shall have the right to assume the defense of a Third-Party Claim at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party, if within the earlier of (i) 30 days after receipt of notice from the Indemnified Party of the commencement of such Third-Party Claim and (ii) 7 days prior to the due date for the answer or response to any Action relating to the Third-Party Claim (with the Indemnified Party covenanting to use commercially reasonable efforts to obtain extensions to that due date), the Indemnifying Party provides written notice to the Indemnified Party that it will assume and diligently defend such claim (a “Third-Party Claim Assumption Notice”). If it so assumes the defense of a Third-Party Claim, the Indemnifying Party shall (i) keep the Indemnified Party advised of the status of such Third-Party Claim and the defense thereof, (ii) consider in good faith recommendations made by the Indemnified Party with respect thereto, and (iii) deliver to the Indemnified Party, promptly after the Indemnifying Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnifying Party relating to the Third-Party Claim. The Indemnified Party shall also be entitled to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party, except that the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party if the Indemnified Party has been advised by outside counsel that (i) a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party, or (ii) the Third-Party Claim is one in which the Indemnifying Party is also a party and joint representation would be inappropriate or there are legal defenses which are reasonably available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. The Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and (i) that by its terms obligates the Indemnifying Party to pay the full amount of the Liability in connection with such Third Party Claim, (ii) pursuant to which the Indemnified Party does not admit to any Liability or become subject to any obligations (other than customary obligations of confidentiality regarding the terms of such settlement or compromise), (iii) which releases the Indemnified Party completely in connection with such Third Party Claim and, (iv) which, if such Third Party Claim relates to Taxes, will not materially and adversely affect any Tax Liability of Buyer or any of its Affiliates or for which Buyer or any of its Affiliates would not be responsible following Closing. If the Indemnifying Party is validly controlling the defense of a Third-Party Claim, the Indemnifying Party shall not admit any Liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Whether the Indemnifying Party has or is permitted to assume the defense of a Third Party Claim or not, the Indemnified Party shall not admit any Liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)               The Indemnifying Party will not enter into any settlement of any Third-Party Claim that would lead to any Loss on the part of an Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, which provides for injunctive or other non-monetary relief applicable to the Indemnified Party, which does not include an unconditional release of all Indemnified Parties, or pursuant to which an Indemnified Party would admit to wrongdoing or Liability on behalf of the Indemnified Party or any of its officers, directors, managers, employees, agents or Representatives, in each case without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)               Notwithstanding the foregoing provisions of this Section 8.4, in no event shall the Indemnifying Party, without the Indemnified Party’s written consent (which may be withheld, conditioned or delayed in its sole discretion), be permitted to assume, maintain control of, or participate in, the defense of any Third-Party Claim (i) involving any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation, (ii) in which any relief other than monetary damages is sought against any Indemnified Party (other than such other relief that is incidental and de minimis to monetary damages as the primary relief sought), (iii) if, in the event the Third-Party Claim were to be unfavorably decided or resolved, and after aggregating with all other potential claims for indemnification, the Indemnifying Party would be reasonably likely to be liable for Loss in excess of amounts required to be paid under this ARTICLE VIII, or (iv) the Third-Party Claim is asserted by or on behalf of a Person that is a material supplier to, material customer of, or otherwise has a material relationship with, the Business or the Transferred Assets and the Third-Party Claim involves a matter that would materially and adversely affect the Business or the operation of the Transferred Assets, (each of the foregoing (i) through (iv) of this Section 8.4(d), a “Specified Claim”).

(e)               Notwithstanding anything in this Section 8.4 to the contrary, the Indemnified Party will have the right to conduct and control the defense, settlement, and compromise of any Specified Claim. Additionally, the Indemnifying Party will lose its right to contest, defend, litigate and settle any Third-Party Claim pursuant to this Section 8.4 if it fails to accept a tender of the defense of the Third-Party Claim or ceases to actively and diligently conduct the defense in the reasonable determination of the Indemnified Party. In such event, the Indemnified Party will have the right to conduct and control the defense of any such Third-Party Claim.

(f)                In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder for Loss that does not involve a Third-Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver written notice of such claim containing the Claim Information promptly to the Indemnifying Party. The Indemnifying Party will have 45 days from receipt of such notice to dispute the claim. If the Indemnifying Party expressly accepts the claim set forth in such notice within such 45-day period or does not give notice to the Indemnified Party that it disputes such claim within such 45-day period, then the Claim Information specified in such notice will be conclusively deemed a Loss subject to indemnification hereunder. If the Indemnifying Party delivers a notice that it disputes such claim within such 45-day period, then the parties shall promptly meet and use their reasonable efforts to settle the dispute. The failure to provide such notice or the Claim Information therein, however, shall not release the Indemnifying Party from any of its obligations under this ARTICLE VIII except to the extent that the Indemnifying Party is prejudiced by such failure. For the avoidance of doubt, the Indemnified Party shall not be entitled to commence any Action against the Indemnifying Party for indemnification pursuant to this Section 8.4(f) unless the notice and procedural provisions set forth herein shall have been satisfied prior thereto.

Section 8.5            Limits on Indemnification.

(a)               Notwithstanding anything to the contrary contained in this Agreement, other than in the event of Fraud:

(i)                 The Seller Parties shall not be liable to any Buyer Indemnified Party for any claim for indemnification pursuant to Section 8.2(a) unless and until the aggregate amount of indemnifiable Losses that may be recovered from Seller pursuant to Section 8.2(a) equals or exceeds $9,625,000 (the “Basket Amount”), in which case Seller shall be liable only for the Losses in excess of the Basket Amount; provided that the Basket Amount shall not apply to, and the Seller Parties shall be liable to the Buyer Indemnified Parties from the first dollar of, any Loss arising out of any claim for indemnification pursuant to Section 8.2(a) for a breach of any of the representations or warranties set forth in Section 3.4(b);

(ii)              the sole and exclusive source of indemnification available to any Buyer Indemnified Party arising out of or relating to Section 8.2(a) shall be (i) first, recovery from the Seller Parties of any then remaining amount of the Cap, and (ii) second, recovery from any Buyer R&W Insurance Policy to the extent covered thereby; provided that (A) if the limit of liability of the R&W Insurance Policy is exhausted or exceeded, then the Seller Parties shall be liable to the Buyer Indemnified Parties for any indemnifiable Losses arising out of or relating to Section 8.2(a) that are not covered under the Buyer R&W Insurance Policy up to the amount (if any) that Buyer Indemnified Parties have recovered under the Buyer R&W Insurance Policy in respect of Pre-Closing IP Infringement (whether pursuant to indemnification in respect of breaches of Section 3.13(b), Section 3.13(c) or otherwise) and (B) with respect to Losses arising out of or relating to Section 8.2(a) for a breach of any of the representations or warranties set forth in Section 3.4(b), the Seller Parties shall be liable to the Buyer Indemnified Parties up to an amount that equals the sum of (x) any then remaining portion of the Basket Amount plus (y) any then remaining portion of the Cap; provided that with respect to this clause (B), the Seller Parties shall have no liability after the Retention (as such term is defined in the Buyer R&W Insurance Policy) has been satisfied.

(iii)            the maximum amount of indemnification (A) available to the Buyer Indemnified Parties from the Seller Parties pursuant to this Agreement (other than pursuant to Section 8.2(f)), collectively, shall be equal to the Purchase Price, and (B) available to the Seller Indemnified Parties from the Buyer Parties pursuant to this Agreement (other than pursuant to Section 8.3(c)), collectively, shall be equal to the Purchase Price;

(iv)             no party hereto shall have any Liability under any provision of this Agreement for any punitive, incidental, or special damages relating to the breach or alleged breach of this Agreement or any Indemnification Ancillary Agreement, except to the extent such Losses are payable by an Indemnified Party to a third party pursuant to a Third-Party Claim;

(v)               the amount of any and all Losses recoverable by an Indemnified Party under this ARTICLE VIII shall be determined net of (A) any net Tax benefits actually realized by the Indemnified Party in the taxable year in which the indemnity payment is made, determined on a “with” and “without” basis, and (B) any amounts actually recovered by the Indemnified Party after using commercially reasonable efforts to make recovery under any insurance policy (other than any self-insurance) that provides coverage for such Losses in connection with the facts giving rise to the right of indemnification, less (1) retentions or deductibles paid or incurred under such insurance policies, (2) any increase in premiums (including retroactive premiums) for such insurance policies or renewals of such insurance policies, (3) any Taxes imposed on such insurance recoveries (net, without duplication of subclause “(A)” above, any Tax benefit associated with such insurance recovery), and (4) any reasonable and documented out-of-pocket costs and expenses incurred in connection with obtaining such recovery (any recovery pursuant to this clause (B), an “Alternative Recovery”). In no event will a Buyer Indemnified Party be obligated to pursue recovery under the R&W Insurance Policy for Losses that are expressly excluded pursuant to the terms of the R&W Insurance Policy or commence any Action against the insurer thereunder prior to seeking indemnification from the Seller Parties under this ARTICLE VIII in order to comply with this Section 8.5(a)(v) or Section 8.5(b). Each party hereby waives, to the extent permitted under its applicable insurance policies (other than the Buyer R&W Insurance Policy), any subrogation rights that its insurer may have against the other party with respect to any indemnifiable Losses. In the event that the Indemnified Party actually receives recovery of any amount pursuant to an Alternative Recovery for which it has already been indemnified by the Indemnifying Party hereunder, the Indemnified Party will promptly refund any amount by which such indemnified Loss would have been reduced by this Section 8.5(a)(v); and

(vi)             the sole and exclusive source of indemnification available to any Buyer Indemnified Party arising out of or relating to Section 8.2(b) shall be (i) first, recovery from the Seller Parties of any then remaining amount of the Cap, (ii) second, recovery from the Buyer R&W Insurance Policy to the extent covered thereby, and (iii) third, recovery from the Seller Parties (subject to Section 8.5(a)(iii));

(b)               Buyer and Seller shall cooperate with each other with respect to resolving any claim or Loss for which indemnification may be required hereunder, by making, or causing the applicable Indemnified Party to make, all commercially reasonable efforts to mitigate any such claim or Loss to the extent required by Law; provided, however, that the reasonable out-of-pocket costs of such mitigation shall constitute Loss for purposes of this Agreement. In the event that the Buyer or Seller shall fail to so make such commercially reasonable efforts, then notwithstanding anything else to the contrary contained herein, the Seller Parties or the Buyer Parties, respectively, shall not be required to indemnify any Buyer Indemnified Party or Seller Indemnified Party, respectively, for any claim or Loss that could reasonably be expected to have been avoided if such efforts had been made. Nothing in the foregoing shall require an Indemnified Party to waive the attorney-client privilege, work product protection or similar privilege or protection.

(c)               In any situation in which a claim by an Indemnified Party may be brought under multiple sections of this ARTICLE VIII, such Indemnified Party may bring such claim under the section or sections of this ARTICLE VIII that would provide the highest amount of recovery.

Section 8.6            Investigation. Other than with regard to Fraud, the right to indemnification or any other remedy based on representations, warranties, covenants and agreements of an Indemnifying Party in this Agreement or any Ancillary Agreement, or any other document, certificate or other instrument required to be delivered under this Agreement or an Ancillary Agreement will not be affected by any investigation conducted (or capable of being conducted) by any Indemnified Party or any other Person at any time, or any knowledge acquired (or capable of being acquired) by any Indemnified Party or any other Person at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

Section 8.7            No Set-Off. The rights to indemnification under this ARTICLE VIII shall not be subject to set-off for any claim by an Indemnifying Party against any Indemnified Party, whether or not arising from the same event giving rise to such Indemnified Party’s claim for indemnification.

Section 8.8            Exclusive Remedy.

(a)               Except as specifically set forth in this Agreement or any Ancillary Agreement and except in the case of Fraud, effective as of the Closing, the Buyer, on behalf of itself and the other Buyer Indemnified Parties, and Seller, on behalf of itself and the other Seller Indemnified Parties, waives any rights and claims any Buyer Indemnified Party or Seller Indemnified Party, as the case may be, may have against the Seller Parties or the Buyer Parties, respectively, regardless of the Law or legal theory under which such Liability or obligation may be sought to be imposed, whether at law, in equity, contract, tort or otherwise, relating to the Business and/or the transactions contemplated by this Agreement or any Indemnification Ancillary Agreement. The rights and claims waived by the Buyer, on behalf of itself and the other Buyer Indemnified Parties, and Seller, on behalf of itself and the other Seller Indemnified Parties, include, without limitation, to the fullest extent permitted under applicable Law, claims for contribution or other rights of recovery arising out of or relating to any Law, claims for breach of contract (other than as specifically set forth in this ARTICLE VIII or the Ancillary Agreements), for breach (negligent or otherwise) of representation or warranty (other than as set forth in this ARTICLE VIII or the Ancillary Agreements), and claims for breach of duty. After the Closing, subject to Section 8.8(b), this ARTICLE VIII will provide the exclusive remedy against Seller and its Affiliates, in the case of Buyer Indemnified Parties, and against Buyer and its Affiliates, in the case of Seller Indemnified Parties, for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any Indemnification Ancillary Agreement, and the transactions contemplated hereby and thereby (except pursuant to any Ancillary Agreement). Notwithstanding the foregoing, nothing in this Agreement shall affect the rights of Buyer under any Buyer R&W Insurance Policy (and the terms of any Buyer R&W Insurance Policy will be given independent effect from the terms of this Agreement), or the right of any Person to obtain recovery for Fraud.

(b)               Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall preclude a party from bringing any action seeking specific performance or other equitable remedy to require any other party to perform its obligations under this Agreement or an Ancillary Agreement.

(c)               The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the Parties’ remedies with respect to this Agreement and the transactions contemplated hereby were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the terms of this Agreement and the Ancillary Agreements.

Section 8.9            Treatment of Indemnity Payments. Following the Closing, any payment made to an Indemnified Party pursuant to this ARTICLE VIII shall be treated by the parties hereto, to the extent permitted by applicable Law, for federal income Tax and other applicable Tax purposes, as an adjustment to the cash proceeds received by the Seller Parties in the transaction contemplated by this Agreement.

ARTICLE IX
TERMINATION

Section 9.1            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)               by mutual written consent of Buyer and Seller;

(b)               prior to the Closing (i) by Seller, if Seller Parties are not in breach of their representations, warranties, covenants or other obligations under this Agreement in a manner that would result in a failure to satisfy any of the conditions in Section 7.3(a) and a Buyer Party breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be cured or has not been cured within 30 days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by Seller or (ii) by Buyer, if the Buyer Parties are not in breach of their representations, warranties, covenants or other obligations under this Agreement in a manner that would result in a failure to satisfy any of the conditions in Section 7.2(a) and a Seller Party breaches or fails to perform in any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be cured or has not been cured within 30 days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Buyer;

(c)               by either Seller or Buyer if the Closing shall not have occurred by October 22, 2021 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date; or

(d)               by either Seller or Buyer if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law that permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or makes illegal the consummation of such transactions, and such Law shall have become final and non-appealable.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.

Section 9.2            Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no Liability on the part of either party except (a) for the provisions of Sections 3.21 and 4.5 relating to broker’s fees and finder’s fees, Section 5.6 relating to confidentiality, Section 5.9 relating to non-solicitation, Section 5.14 relating to public announcements, this Section 9.2 and ARTICLE X and (b) that nothing herein shall relieve either party from Liability for any breach of this Agreement prior to such termination.

ARTICLE X
GENERAL PROVISIONS

Section 10.1        Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 10.2        Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party. Notwithstanding anything to the contrary in this Agreement, Section 4.4, Section 5.22, Section 5.23, this Section 10.2, Section 10.3, Section 10.7, Section 10.8, Section 10.9, Section 10.16 and Section 10.21 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified without the prior written consent of the Financing Sources.

Section 10.3        Waiver; Extension. Seller, on the one hand and Buyer, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other party contained herein, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered by such party pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in a written agreement signed on behalf of such party. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. Notwithstanding anything to the contrary in this Agreement, Section 4.4, Section 5.22, Section 5.23, Section 10.2, this Section 10.3, Section 10.7, Section 10.8, Section 10.9, Section 10.16 and Section 10.21 (and any other provision of this Agreement to the extent a waiver or extension of such provision would modify the substance of any of the foregoing provisions) may not be waived (and time for performance thereunder may not be extended) without the prior written consent of the Financing Sources.

Section 10.4        Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail (other than automatically generated confirmation), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Seller, to:
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, Texas 78701
Attention: General Counsel
E-mail: legal@silabs.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
401 Congress, Suite 2500 Austin, Texas 78701
Attention: Philip Russell, P.C.; D. Joseph Fore, P.C.
E-mail: Philip.Russell@us.dlapiper.com; Joseph.Fore@us.dlapiper.com

(ii)	if to Buyer, to:

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617
Attention: Robert Terry, SVP, General Counsel and Secretary
Email: robert.terry@skyworksinc.com; contracts@skyworksinc.com with a copy (which shall not constitute notice) to:

Jones Day
3161 Michelson Drive, Suite 800
Irvine, California 92612-4408
Attention: Jonn Beeson; Randi Lesnick
E-mail: jbeeson@jonesday.com; rclesnick@jonesday.com

Section 10.5        Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meanings as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein in their entirety. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Any documents or other information or materials will only be deemed to have been “made available” or “provided” by (or on behalf of) Seller to Buyer if (and only if) Seller has caused such documents, information or materials to be posted to the “Project Mansfield” electronic data room hosted by Intralinks in a manner accessible and viewable by Buyer or its Representatives having access thereto at least 24 hours prior to the execution of this Agreement.

Section 10.6        Entire Agreement.

(a)               This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

(b)               The Buyer Parties acknowledge and agree that (i) neither Seller nor any of its Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Business, the Transferred Assets or the Assumed Liabilities contained herein or made available in connection with the Buyer Parties’ investigation of the foregoing, except as expressly set forth in this Agreement or an Ancillary Agreement, and Seller and its Affiliates and Representatives expressly disclaim any and all Liability that may be based on such information or errors therein or omissions therefrom; (ii) the Buyer Parties have not relied and are not relying on any statement, representation or warranty, oral or written, express or implied (including any representation or warranty as to merchantability or fitness for a particular purpose), made by Seller or any of its Affiliates or Representatives, except for the representations and warranties expressly set forth in ARTICLE III or made by a Seller Party in any Ancillary Agreement and such representations and warranties are the result of arms’ length negotiations between sophisticated parties; (iii) except as for the representations and warranties expressly set forth in ARTICLE III or made by a Seller Party in any Ancillary Agreement, neither Seller nor any of its Affiliates or Representatives shall have or be subject to any Liability to the Buyer Parties or any other Person resulting from the distribution to the Buyer Parties, or the Buyer Parties’ use of, any information, documents or materials made available to the Buyer Parties, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement; (iv) neither Seller nor any of its Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Business or the Transferred Assets; and (v) there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that the Buyer Parties takes full responsibility for making their own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). The Seller Parties acknowledge and agree that (A) neither Buyer nor any of its Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the their businesses made available in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, except as expressly set forth in this Agreement or an Ancillary Agreement, and Buyer and its Affiliates and Representatives expressly disclaim any and all Liability that may be based on such information or errors therein or omissions therefrom; (B) the Seller Parties have not relied and are not relying on any statement, representation or warranty, oral or written, express or implied, made by Buyer or any of its Affiliates or Representatives, except for the representations and warranties expressly set forth in ARTICLE IV or made by a Buyer Party in any Ancillary Agreement and such representations and warranties are the result of arms’ length negotiations between sophisticated parties.

Section 10.7        Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (i) with respect to the provisions of ARTICLE VIII, which shall inure to the benefit of the Indemnified Parties who are expressly intended to be third-party beneficiaries thereof and (ii) with respect to the provisions of this clause and Section 4.4, Section 5.22, Section 5.23, Section 10.2, Section 10.3, Section 10.8, Section 10.9, Section 10.16 and Section 10.21, which shall inure to the benefit of the Financing Sources, which are hereby expressly intended to be third-party beneficiaries thereof (together with the defined terms used therein) and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

Section 10.8        Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware or any other jurisdiction. Notwithstanding anything herein to the contrary, Seller (on behalf of itself and each Seller Party and each other member of the Seller Group) and each of the other parties agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement, any of the Ancillary Agreements or any of the other transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Financing shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law); provided that (i) the interpretation of Material Adverse Effect as defined hereunder and whether or not a Material Adverse Effect exists or has occurred, (ii) the determination of the accuracy of any Acquisition Agreement Representation (as defined (or as the similar or equivalent term is defined) in any commitment letter related to the Financing) and whether as a result of any inaccuracy thereof Buyer (or any of its Affiliates) has the right to terminate its (or its Affiliates’) obligations under this Agreement or the right to elect not to consummate the transactions pursuant to this Agreement and the Ancillary Agreements and (iii) the determination of whether the transactions pursuant to this Agreement and the Ancillary Agreements have been consummated pursuant to, and in all material respects in accordance with, the terms of this Agreement and the Ancillary Agreements, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware or any other jurisdiction that would result in the application of the Law of any other state.

Section 10.9        Submission to Jurisdiction. Subject to the provisions set forth in Section 5.8(j), each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its successors or assigns against the other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything herein to the contrary, Seller (on behalf of itself and each Seller Party and each other member of the Seller Group) and each of the other parties hereto (A) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Ancillary Agreements or any of the other transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or the United States District Court for the Southern District of New York (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.4 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 10.10    Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 10.11    No Personal Liability. Except in the case of Fraud, this Agreement shall not create or be deemed to create or permit any personal Liability or obligation of any Person other than a Buyer Party or Seller Party, including on the part of any direct or indirect stockholder of Seller or Buyer or any officer, director, employee, Representative or investor of either party hereto.

Section 10.12    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that Buyer may assign this Agreement to any Affiliate of Buyer without the prior consent of Seller; provided further, that Seller may assign any of its rights under this Agreement, including the right to receive the Purchase Price, to one or more Affiliates of Seller without the consent of Buyer; provided still further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.13    Enforcement; Cumulative Rights. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief. All rights and remedies of the parties hereto are cumulative of each other and of every other right or remedy any such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies will not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

Section 10.14    Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 10.15    Severability. If any provision hereof (or the application of any such provision to any Person or circumstance) shall be held invalid, illegal or unenforceable by any court of competent jurisdiction (whether as a result of future legislative action, as a matter of public policy or otherwise) all other provisions hereof will nevertheless remain in full force and effect, so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any provision hereof is invalid, illegal or unenforceable by any court of competent jurisdiction, the parties hereto shall use commercially reasonable efforts to replace such invalid, illegal or unenforceable provision or revise this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner; provided, however, that for purposes of Section 5.9 (No Solicitation) and Section 5.10 (Non-Competition), the parties hereto agree that if the period, scope or geographic area set forth in Section 5.9 or Section 5.10, as applicable, is held invalid, illegal or unenforceable by any court of competent jurisdiction, such terms shall be automatically adjusted to cover the maximum period, scope and area permitted by applicable Law.

Section 10.16    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE DEBT COMMITMENT LETTER, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE).

Section 10.17    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.18    Facsimile or .pdf Signature. This Agreement may be executed by facsimile or electronic mail of a document in Adobe Portable Document Format (or scanned signature pages) or other electronic file based on common standards, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com) and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 10.19    Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.20    No Presumption Against Drafting Party. Each of Buyer and Seller acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 10.21    Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, no Seller Party or other member of the Seller Group shall have any rights or claims against any Financing Source in connection with this Agreement, any Ancillary Agreement, the Debt Commitment Letter, the Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any liability or obligation to, or be subject to any action, suit, proceeding or claim from, any Seller Party or other member of the Seller Group in connection with this Agreement, any Ancillary Agreement, the Debt Commitment Letter, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that nothing in this Section 10.21 shall in any way limit any Financing Source’s obligations to Buyer under the Debt Commitment Letter; provided, further, that following consummation of the transactions contemplated hereby, the foregoing will not limit the rights of the parties to the Financing under the Debt Financing Documents.

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IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SILICON LABORATORIES INC.

By:	/s/ G. Tyson Tuttle
	Name:	G. Tyson Tuttle
	Title:	Chief Executive Officer

SKYWORKS SOLUTIONS, INC.

By:	/s/ Liam K. Griffin
	Name:	Liam K. Griffin
	Title:	President and Chief Executive Officer

Signature Page to Asset Purchase Agreement

Exhibit A

Form of Bill of Sale and Assignment and Assumption Agreement

(See attached.)

Exhibit B

Form of Intellectual Property License Agreement

(See attached.)

Exhibit C

Form of Transition Services Agreement

(See attached.)

Exhibit D

Form of Electronic Delivery Certificate

(See attached.)

Exhibit E

Buyer R&W Insurance Policy

(See attached.)

Exhibit F

Austin Office Lease

(See attached.)

Exhibit G

Equipment Lease

(See attached.)

Exhibit H

Technology License Agreement

(See attached.)

Exhibit I

Singapore Test Floor Lease

(See attached.)